Form 10-K, Exhibit 13
period 1995-04-30
CROWN CASINO CORP
filed 1995-08-15
CIK 799850

                                                                   EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                CROWN CASINO CORPORATION
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Company's consolidated financial statements appearing elsewhere in this annual report.

OVERVIEW

    The Company owns a 50% interest in a riverboat gaming casino located in Calcasieu Parish, Louisiana that opened in July 1995, owns an 18.6 acre tract of land in the gaming district of Las Vegas, Nevada which is being held for development of a hotel and casino, and in July 1995 entered into a definitive purchase agreement to acquire the Bourbon Street Hotel and Casino located in Las Vegas, Nevada. The Company is also actively pursuing other gaming opportunities in these and other jurisdictions. Prior to March 1994 the Company had been engaged in various facets of the cable and related programming businesses.

    In June 1993, the Company completed the acquisition of 100% of the outstanding common stock of St. Charles Gaming Company, Inc. ("SCGC"), a Louisiana corporation, which had received preliminary approval from the Louisiana Riverboat Gaming Commission to construct and operate a riverboat gaming casino. In March 1994, SCGC received a license with certain conditions from the Louisiana Riverboat Gaming Enforcement Division of the Office of State Police. In January 1995, SCGC made the strategic decision to relocate the site for its planned Louisiana riverboat casino from St. Charles Parish to Calcasieu Parish in the southwest part of the state near the Texas border. In March 1995, the Company entered into an agreement with Louisiana Riverboat Gaming Partnership ("LRGP") to form a joint venture to develop the Calcasieu Parish project. LRGP, a joint venture owned 50% by Casino America, Inc. ("Casino America") and 50% by Louisiana Downs, Inc., owns the Isle of Capri(SM) dockside riverboat casino in Bossier City, Louisiana. Pursuant to the joint venture agreement, on June 9, 1995 the Company sold 50% of the outstanding common stock of SCGC for (i) a five-year $20 million note (the "LRGP Note"), (ii) $1 million cash, and (iii) a warrant (which may only be exercised by converting a portion of the LRGP Note) to purchase 416,667 shares of Casino America common stock at $12 per share. In July 1995 SCGC's riverboat casino opened for business in Calcasieu Parish, Louisiana, as an Isle of CapriSM themed property.

    In December 1993, the Company acquired 100% of the outstanding common stock of Gaming Entertainment Management Services, Inc. ("GEMS"), a Nevada corporation, which was organized for the purpose of developing a hotel and casino in Las Vegas, Nevada known as the Desert Winds Hotel and Casino (the "Desert Winds"). GEMS' primary asset was its option to purchase an 18.6 acre tract of land in the gaming district of Las Vegas. In June 1994 the option was exercised for $10 million and the land was purchased. The Company may develop such property by itself or on a joint venture basis.

    In July 1995, the Company entered into a definitive stock purchase agreement to acquire the Bourbon Street Hotel and Casino (the "Bourbon Street Casino") located in Las Vegas, Nevada for a purchase price of $10 million. The Bourbon Street Casino has reported annual revenues of approximately $12 million. Closing is expected to occur by October 1995.

    As a result of the Company's acquisition of SCGC and the resulting entry into the gaming industry in June 1993, the Company made the decision to discontinue operations in the cable industry and focus all its efforts on gaming. During fiscal 1994 the Company sold all its remaining cable related assets and operations.

RESULTS OF OPERATIONS

    As a result of the Company's decision to exit the cable industry, all revenues, costs and expenses directly related to cable operations have been reclassified to discontinued operations. Continuing operations principally consist of corporate general and administrative expenses, gaming pre-opening and development costs, interest expense, and other charges related to its prior Louisiana riverboat casino site and the buy out of its riverboat casino management agreement.

    The Company's results from discontinued operations for fiscal 1994 and 1993 are not readily comparable. Fiscal 1994 discontinued operations reflect the loss on the sale of the Company's remaining cable assets and only nine months of cable operations whereas fiscal 1993 discontinued operations did not include any sales of cable assets and had a full twelve months of cable operations. The following discussion focuses on results from continuing operations.

FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

    General and administrative expenses for fiscal 1995 increased $583,006 compared to fiscal 1994. The increase was primarily attributable to increased professional fees, personnel and travel costs associated with the development of the Company's Louisiana riverboat casino project. Gaming pre-opening and development costs for fiscal 1995 increased $7,208,553 compared to fiscal 1994. The increase was the result of greater personnel, advertising, legal, consulting and training costs incurred in connection with the anticipated opening of the Louisiana riverboat casino, and development efforts outside of Louisiana which began in fiscal 1995. In addition, fiscal 1995 reflects development activities for a full year, whereas in fiscal 1994 the Company was only in the early stages of developing its Louisiana riverboat casino project.

     In January 1995, SCGC made the decision to abandon its site in St. Charles Parish, Louisiana in favor of a new site in Calcasieu Parish, Louisiana. As a result of this decision, the Company recorded a charge of approximately $3.1 million which represents the write-off of previously capitalized costs specific to the St. Charles Parish site. Also, in March 1995, in connection with the stock purchase agreement with LRGP, SCGC paid $4 million to buy out its casino management agreement and entered into a new management agreement with Casino America.

    Interest expense amounted to $6,826,538 in fiscal 1995, principally attributable to the issuance of the Senior Note in June 1994, with no comparable amount in the prior fiscal period. Included in fiscal 1995 interest expense is $3,376,392 of amortization of debt issuance costs and the discount from the issuance of the Senior Note.

FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993

    General and administrative expenses for fiscal 1994 increased $814,309 compared to fiscal 1993. The increase was primarily attributable to increased professional fees, personnel and travel costs associated with the development of the Company's riverboat casino in St. Charles Parish, Louisiana and an increase in bad debt expense. In addition, the Company incurred nearly $1 million of gaming pre-opening and development expenses during fiscal 1994 in connection with the development of the riverboat casino with no comparable amount in fiscal 1993.

    Interest expense for fiscal 1994 increased $574,434 over fiscal 1993 due to the write-off of $321,760 of deferred financing costs and the sale of certain notes receivable at an aggregate discount of $245,086. The deferred financing costs write-off occurred as a result of the Company's decision to abandon a prior financing commitment in favor of a more attractive financing which closed in June 1994. Interest income for fiscal 1994 declined $57,816 from fiscal 1993 as a result of the sale of certain notes receivable during fiscal 1994 that were generating interest income prior to their sale.

LIQUIDITY AND CAPITAL RESOURCES

    Since entering into the joint venture agreement in March 1995, LRGP and its affiliate, Casino America, have been providing capital to develop the Calcasieu Parish project which opened in July 1995. Subsequent to opening, the Company anticipates an additional $45 million will be spent to (i) complete the parking garage and permanent terminal facility, (ii) construct a 300 room hotel, and
(iii) complete certain road improvements and retire project related payables. The Company expects that the additional capital necessary to complete the Calcasieu Parish project will come from LRGP, Casino America or a financing source arranged by either of them, and cash flows from operating the Calcasieu Parish project.

    During fiscal 1995, pursuant to a private placement and public equity offering, the Company raised approximately $7.4 million, net of transaction costs, through the sale of 1,701,700 shares of its common stock. As of July 31, 1995 the Company had an additional 1,085,000 shares of its common stock available for sale pursuant to its registration statement.

    In June 1994 SCGC completed a private placement of a $28 million Senior Secured Increasing Rate Note (the "Senior Note") to an institutional investor. The Senior Note was issued to finance a portion of SCGC's riverboat casino project, to acquire certain land in Las Vegas, Nevada (which land was acquired in June 1994) upon which an additional casino facility may be built, and for general working capital purposes. SCGC repaid $6.5 million of the Senior Note in October 1994. The balance of the Senior Note was repaid in August 1995 from a portion of the proceeds from the issuance of $38.4 million of Senior Secured Increasing Rate Notes due August 1996 (the "New

Notes") issued jointly by SCGC and LRGP to the same institutional lender. Neither the Company, nor any of its subsidiaries, are guarantors of the New Notes.

    In connection with the acquisition of the Bourbon Street Casino, the Company anticipates raising the $10 million purchase price from (i) conversion of $5 million of the LRGP Note into 416,667 shares of Casino America common stock and the subsequent sale of such shares, (ii) the public or private sale of the Company's common stock, including 1,085,000 shares available for sale pursuant to the Company's registration statement, and/or (iii) the issuance of debt.

    Management of the Company is evaluating the design and scope of the Desert Winds project and the anticipated capital requirements related thereto. Management is considering a variety of scenarios with respect to the operation and ownership of the proposed hotel and casino, including a potential joint venture relationship. In connection with the joint venture agreement with LRGP, the Company granted LRGP a right of first refusal to develop the Desert Winds project with the Company in the event the Company chooses to develop such project on a joint venture basis.

CHANGE IN ACCOUNTANTS

    On October 26, 1993, Ernst & Young LLP, the independent auditors for the Company, resigned. Ernst & Young LLP advised the Company that a primary reason for their resignation was due to the Company's change in business from cable programming to casino gaming. Ernst & Young LLP advised the Company that the local Dallas office did not have sufficient expertise in this area and that substantial additional educational requirements would have to be met in order for the local office to continue the engagement.

    Ernst & Young LLP's report on the financial statements of the Company for the fiscal year ended April 30, 1993 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

    During the fiscal year ended April 30, 1993 and the subsequent interim period preceding the resignation of Ernst & Young LLP, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. No event listed in Paragraphs (A) through (D) of Item 304 a(1)(v) of Regulation S-K occurred during the fiscal year ended April 30, 1993 and the subsequent interim period prior to Ernst & Young LLP's resignation.

    Ernst & Young LLP provided the Company with a letter indicating its agreement with the foregoing statements made by the Company.

    On April 28, 1994, the Company engaged Coopers & Lybrand L.L.P. as its independent accountants. During the Company's fiscal year ended April 30, 1993 and the subsequent interim period prior to engaging Coopers & Lybrand L.L.P., the Company did not consult with Coopers & Lybrand L.L.P. regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements. There were no disagreements with or a reportable event related to the engagement of the Company's prior independent accountants.

Consolidated Balance Sheets                                                                Crown Casino Corporation

April 30,                                                                            1995              1994
-----------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents                                                  $  1,692,440       $ 1,778,939
  Receivables, net                                                                                1,041,243
  Prepaid expenses                                                                931,935           155,082
                                                                             ------------       -----------
     Total current assets                                                       2,624,375         2,975,264
                                                                             ------------       -----------

Property and equipment:
  Land deposit and site costs                                                                     1,286,223
  Construction in progress                                                      1,565,739
  Furniture, fixtures and equipment                                             8,887,241         1,842,118
  Riverboat and barges                                                         15,256,140         9,329,024
                                                                             ------------       -----------
  Land held for development                                                    16,608,555
                                                                               42,317,675        12,457,365
  Less accumulated depreciation                                                  (223,055)          (75,007)
                                                                             ------------       -----------
                                                                               42,094,620        12,382,358
                                                                             ------------       -----------

Other assets:
  Non-compete agreement, net                                                      316,674           416,670
  Debt issuance costs, net                                                        345,963
  Land purchase option                                                                            6,075,000
  License costs                                                                 9,125,000         9,125,000
                                                                             ------------       -----------
                                                                                9,787,637        15,616,670
                                                                             ------------       -----------

                                                                             $ 54,506,632       $30,974,292
                                                                             ============       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                           $    999,611       $   215,334
  Accrued liabilities                                                           1,038,587           152,809
  Advances from LRGP                                                            2,179,083
  Capital lease obligations                                                     2,876,632
  Notes payable                                                                26,511,603
                                                                             ------------       -----------
     Total current liabilities                                                 33,605,516           368,143
                                                                             ------------       -----------

Capital lease obligations, less current portion                                 2,271,477
Deferred income taxes                                                             500,000         4,440,000
Common stock pending issuance                                                     200,000         1,500,000
Common stock subject to redemption                                                                  829,500
Commitments and contingencies

Stockholders' equity:
  Preferred stock, par value $.01 per share, 1,000,000 shares authorized; none issued or outstanding
  Common stock, par value $.01 per share, 50,000,000 shares
     authorized; 11,678,459 issued and outstanding (9,686,319 issued and
     8,998,925 outstanding in 1994)                                               116,785            96,863
  Additional paid-in capital                                                   41,859,407        28,049,381
  Accumulated deficit                                                         (24,046,553)       (3,721,708)
  Treasury stock, at cost                                                                          (587,887)
                                                                             ------------       -----------
     Total stockholders' equity                                                17,929,639        23,836,649
                                                                             ------------       -----------

                                                                             $ 54,506,632       $30,974,292
                                                                             ============       ===========



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS                                             Crown Casino Corporation

Years Ended April 30,                                             1995               1994             1993
----------------------------------------------------------------------------------------------------------
Revenues                                                   $        --        $        --        $      --

Costs and expenses:
  General and administrative                                 2,008,319          1,425,313          611,004
  Gaming pre-opening and development                         8,189,802            981,249
  Buy-out of management contract                             4,000,000
  St. Charles Parish site abandonment                        3,131,359
  Depreciation and amortization                                248,044            370,885           36,591
                                                          ------------        -----------        ---------
                                                            17,577,524          2,777,447          647,595
                                                          ------------        -----------        ---------

Net interest (income) expense:
  Interest expense                                           6,826,538            578,320            3,886
  Interest income                                             (176,889)          (197,447)        (255,263)
                                                          ------------        -----------        ---------
                                                             6,649,649            380,873         (251,377)
                                                          ------------        -----------        ---------

     Loss from continuing operations before
      income taxes                                         (24,227,173)        (3,158,320)        (396,218)

Benefit for income taxes                                    (3,902,328)        (1,105,933)        (133,104)
                                                          ------------        -----------        ---------

     Loss from continuing operations                       (20,324,845)        (2,052,387)        (263,114)
                                                          ------------        -----------        ---------

Discontinued operations, net of taxes:
  Income (loss) from discontinued operations                                        2,949         (144,953)
  Loss on disposition of discontinued operations                                 (179,755)
                                                          ------------        -----------        ---------
                                                                                 (176,806)        (144,953)
                                                          ------------        -----------        ---------

     Net loss                                             $(20,324,845)       $(2,229,193)       $(408,067)
                                                          ============        ===========        =========


Loss per share:
  From continuing operations                              $      (2.01)       $      (.34)       $    (.07)
  From discontinued operations                                                       (.03)            (.04)
                                                          ------------        -----------        ---------
                                                          $      (2.01)       $      (.37)       $    (.11)
                                                          ============        ===========        =========


Weighted average common and common
  equivalent shares outstanding                             10,103,993          5,988,963        3,611,547
                                                          ------------        -----------        ---------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                                              Crown Casino Corporation

YEARS ENDED APRIL 30,                                             1995               1994              1993
-----------------------------------------------------------------------------------------------------------
Operating activities:
  Loss from continuing operations                         $(20,324,845)       $(2,052,387)       $ (263,114)
  Adjustments to reconcile net loss
     to net cash used by operating activities:
     Depreciation and amortization                             248,044            370,885            36,591
     Amortization of debt issuance costs/discount            3,376,392
     Write-down of assets                                    3,131,359            421,760
     Discount on notes sold                                                       245,086
     Deferred income taxes                                  (3,940,000)        (1,147,500)         (115,000)
     Equity securities issued for services                   1,562,500
     Changes in assets and liabilities, net of acquisitions:
        Receivables, net                                       592,447            344,534           764,777
        Prepaid expenses                                      (902,259)          (113,082)
        Accounts payable and accrued liabilities             1,611,415             96,673          (245,229)
        Income taxes payable                                                                       (242,850)
  Net effect of discontinued operations                                           322,357          (338,805)
                                                          ------------        -----------        ----------
     Net cash used by operating activities                 (14,644,947)        (1,511,674)         (403,630)
                                                          ------------        -----------        ----------


Investing activities:
  Purchases of assets                                      (18,897,910)        (7,452,047)           (6,578)
  Sale of assets                                                                1,331,374             2,700
  Acquisitions, net                                                              (869,519)
  Net effect of discontinued operations                                           869,623           (24,060)
                                                          ------------        -----------        ----------
     Net cash used by investing activities                 (18,897,910)        (6,120,569)          (27,938)
                                                          ------------        -----------        ----------


Financing activities:
  Issuance of common stock                                   7,403,490         13,298,463
  Purchase of common stock                                     (55,000)        (2,208,000)          (77,100)
  Issuance of debt and warrants                             32,700,000            700,000
  Debt issuance costs                                       (1,633,407)
  Advances from LRGP                                         2,179,083
  Payments of debt and capital lease obligations            (7,137,808)        (2,500,000)
  Net effect of discontinued operations                                                             (17,667)
                                                          ------------        -----------        ----------
     Net cash provided (used) by financing activities       33,456,358          9,290,463           (94,767)
                                                          ------------        -----------        ----------

Increase (decrease) in cash and cash equivalents               (86,499)         1,658,220          (526,335)
Cash and cash equivalents at:  Beginning of year             1,778,939            120,719           647,054
                                                          ------------        -----------        ----------

                                      End of year         $  1,692,440        $ 1,778,939        $  120,719
                                                          ============        ===========        ==========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                                    Crown Casino Corporation

FOR THE THREE YEARS                                      COMMON STOCK                    TREASURY STOCK
IN THE PERIOD ENDED APRIL 30, 1995                    SHARES        AMOUNT             SHARES        AMOUNT
-----------------------------------------------------------------------------------------------------------
Balance at April 30, 1992                          4,211,230     $  42,112            522,729     $(510,787)

  Purchase of common stock                                                            164,665       (77,100)
  Net loss
                                                  ----------      --------           --------    ----------

Balance at April 30, 1993                          4,211,230        42,112            687,394      (587,887)

  Issuance of common stock                         5,608,389        56,084
  Issuance of warrants
  Purchase of common stock                          (220,800)       (2,208)
  Stock options exercised                             87,500           875
  Tax benefit of stock options
  Net loss
                                                  ----------      --------           --------    ----------

Balance at April 30, 1994                          9,686,319        96,863            687,394      (587,887)

  Issuance of common stock                         2,650,034        26,501
  Issuance of warrants
  Purchase of common stock                                                             10,000       (55,000)
  Stock options exercised                             39,500           395
  Cancellation of treasury stock                    (697,394)       (6,974)          (697,394)      642,887
  Net loss
                                                  ----------      --------           --------    ----------

Balance at April 30, 1995                         11,678,459      $116,785                 --    $       --
                                                  ==========      ========           ========    ==========

See accompanying notes to consolidated financial statements.

                                                                                 RETAINED
                                                            ADDITIONAL           EARNINGS             TOTAL
                                                               PAID-IN       (ACCUMULATED     STOCKHOLDERS'
                                                               CAPITAL           DEFICIT)            EQUITY
-----------------------------------------------------------------------------------------------------------
Balance at April 30, 1992                                  $ 4,313,708     $      350,752     $   4,195,785

  Purchase of common stock                                                                          (77,100)
  Net loss                                                                       (408,067)         (408,067)
                                                           -----------       ------------      ------------

Balance at April 30, 1993                                    4,313,708            (57,315)        3,710,618

  Issuance of common stock                                  23,347,585                           23,403,669
  Issuance of warrants                                         951,664                              951,664
  Purchase of common stock                                    (770,592)        (1,435,200)       (2,208,000)
  Stock options exercised                                       67,016                               67,891
  Tax benefit of stock options                                 140,000                              140,000
  Net loss                                                                     (2,229,193)       (2,229,193)
                                                           -----------       ------------      ------------

Balance at April 30, 1994                                   28,049,381         (3,721,708)       23,836,649
                                                           -----------       ------------      ------------

  Issuance of common stock                                  12,418,442                           12,444,943
  Issuance of warrants                                       1,989,845                            1,989,845
  Purchase of common stock                                                                          (55,000)
  Stock options exercised                                       37,652                               38,047
  Cancellation of treasury stock                              (635,913)
  Net loss                                                                    (20,324,845)      (20,324,845)
                                                           -----------       ------------      ------------

Balance at April 30, 1995                                  $41,859,407       $(24,046,553)     $ 17,929,639
                                                           ===========       ============      ============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS              Crown Casino Corporation



A - HISTORY AND DESCRIPTION OF BUSINESS

    Crown Casino Corporation, formerly Skylink America Incorporated, and subsidiaries (the "Company") owns a 50% interest in a riverboat gaming casino located in Calcasieu Parish, Louisiana that opened in July 1995, owns an 18.6 acre tract of land in the gaming district of Las Vegas, Nevada which is being held for development of a hotel and casino, and in July 1995 entered into a definitive purchase agreement to acquire the Bourbon Street Hotel and Casino (the "Bourbon Street Casino") located in Las Vegas, Nevada. The Company is also actively pursuing other gaming opportunities in these and other jurisdictions.

    Prior to March 1994, the Company had been engaged in various facets of the cable programming business.


B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Principles of Consolidation
    The consolidated financial statements include the accounts of Crown Casino Corporation and all of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

    Cash and Cash Equivalents
    The Company considers cash and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

    Casino Pre-opening and Development Costs
    All casino pre-opening and development costs are expensed as incurred. Pre-opening and development costs consist principally of personnel costs, advertising, insurance, travel, consulting and professional fees.

    Property and Equipment
    Property and equipment are stated at cost. Expenditures for additions, renewals and improvements are capitalized. Interest costs during construction of facilities are capitalized. Costs of repairs and maintenance are expensed as incurred. Depreciation will be charged on gaming related equipment and facilities beginning in July 1995 (commencement of operations). Depreciation is computed using the straight-line method over the following estimated useful lives:

          Furniture, fixtures and equipment                5 to 10 years
          Riverboat and barges                                  15 years


    Non-Compete Agreement
    In connection with the acquisition of St. Charles Gaming Company, Inc. ("SCGC"), the seller agreed not to compete with the Company within the Louisiana market for a period of five years. The costs allocated to such agreement are being amortized over a five year period using the straight-line method. At April 30, 1995 accumulated amortization amounted to $183,326.

    Debt Issuance Costs
    In connection with the issuance of the Senior Note and amendments to the agreement governing the Senior Note, the Company incurred debt issuance costs of approximately $2.5 million. These costs are being amortized over the term of the Senior Note using the effective interest method.

    License Costs
    License costs principally represent the excess purchase price of acquiring SCGC over the net identifiable tangible assets (see Note D). These costs will be amortized beginning in July 1995 (commencement of operations) over the remaining license term using the straight-line method. The Louisiana license was issued on March 29, 1994 and has a five year initial term, which is subject to renewal.

    Income Taxes
    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

    Treasury Stock
    During fiscal 1995 the Company formally canceled all of its shares held in treasury. The amount credited to additional paid-in capital upon the original issuance of such shares was estimated to be equal to or greater than the Company's cost of reacquiring such shares. Accordingly, the carrying value in excess of the par value of such shares was charged to additional paid-in capital upon such cancellation.

    Loss Per Share
    Loss per share has been calculated using the weighted average number of shares outstanding.

    Reclassifications
    Certain prior year amounts in the accompanying financial statements have been reclassified to conform to the fiscal 1995 presentation. Amounts associated with cable activities have been reclassified to discontinued operations.


C - SALE OF 50% OF LOUISIANA PROJECT

    On June 9, 1995 pursuant to a definitive Stock Purchase Agreement ("Stock Purchase Agreement") the Company sold a 50% interest in SCGC to Louisiana Riverboat Gaming Partnership ("LRGP"), a joint venture owned 50% by Casino America, Inc. ("Casino America") and 50% by Louisiana Downs, Inc. LRGP owns the Isle of CapriSM dockside riverboat casino in Bossier City, Louisiana. The purchase price consists of (i) a five-year $20 million note (the "LRGP Note"),
(ii) $1 million cash, and (iii) a warrant (which may only be exercised by converting a portion of the LRGP Note) to purchase 416,667 shares of Casino America common stock at $12 per share.

    The LRGP Note bears interest at 11.5% per annum, payable monthly, and is secured by LRGP's 50% interest in SCGC. Principal is payable in seventeen equal quarterly installments beginning in June 1996. If the distributions from SCGC to LRGP during any quarter are less than the principal installment due for such quarter, LRGP will only be obligated to pay the amount of such distribution and any deficiency will be deferred to the next installment due under the LRGP Note. All principal and interest not previously paid will be due and payable in June 2000.

    In June 1995, as a result of the sale of a 50% interest in SCGC, the Company recorded a gain before income taxes of approximately $22 million. However, the majority of the gain has been deferred until such time as its realization is reasonably assured. Realization of such deferred gain is dependent on the collection of the LRGP Note, which is principally dependent on SCGC's future operating profits. Prior to maturity, the principal payments on the LRGP Note are limited to the amount of distributions received by LRGP from SCGC's operations, and principal payments on the LRGP Note are not guaranteed by LRGP.

    Also, pursuant to the Stock Purchase Agreement, LRGP will lend funds, or will provide a financing source for SCGC, to provide for the development of the Calcasieu Parish project and the payment of interest on SCGC's senior debt, in amounts to be agreed upon between LRGP and the Company. The maximum amount of all loans funded or guaranteed by LRGP will not exceed $45 million, unless agreed to by the parties. At April 30, 1995 Casino America and LRGP had loaned or advanced SCGC a total of approximately $6.9 million. In August 1995 SCGC and LRGP jointly issued $38.4 million of senior secured increasing rate notes whose proceeds were used to retire all of SCGC's senior debt ($21.9 million) and certain LRGP obligations ($8.4 million). The balance of the proceeds will be used in the development of the Calcasieu Parish project (see Note G).

    In connection with the Stock Purchase Agreement, SCGC bought out its prior casino management agreement for $4 million and entered into a new casino management agreement with Casino America. The Casino America management agreement has a term of 99 years and provides for a management fee of (i) 2% of "Revenues," as defined in the agreement (generally net gaming revenues less gaming and admission taxes plus all other operating revenues), plus (ii) 10% of "Net Operating Income," as defined in the agreement, provided however, the total management fee shall not exceed 4% of "Revenues." In the event the LRGP Note goes in default and the Company reacquires LRGP's 50% interest in SCGC, SCGC will have the right to terminate the Casino America management agreement.

    In addition to the foregoing, the Company granted LRGP a right of first refusal to jointly develop its 18.6 acre tract of land in the gaming district of Las Vegas in the event the Company chooses to develop such project on a joint venture basis.

    At April 30, 1995 SCGC had assets, liabilities and shareholder's deficit of approximately $35 million, $38 million and $3 million, respectively. SCGC's condensed results of operations for the year ended April 30, 1995 and the period from June 25, 1993 (date of acquisition) through April 30, 1994 were as follows (in thousands):

                                                                          1995                 1994
          -----------------------------------------------------------------------------------------
          Revenue                                                   $       --              $    --
          Costs and expenses                                            21,730                1,516
          Benefit for income taxes                                      (2,828)                (573)
                                                                      --------               ------
                 Net loss                                             $(18,902)              $ (943)
                                                                      ========               ======


D - ACQUISITIONS

    In June 1993 the Company acquired 100% of the outstanding common stock of SCGC, a Louisiana corporation which was organized in January 1993 for the purpose of developing a riverboat casino project in St. Charles Parish, Louisiana. The Company paid $500,000 and issued 1.2 million shares of restricted common stock to the seller in exchange for all of the issued and outstanding common stock of SCGC and for the seller's agreement not to compete with the Company. In addition, in connection with the transaction, the Company issued 400,000 shares of restricted common stock as a finder's fee to a company which has a principal shareholder who is a director of the Company.

    In December 1993 the Company acquired 100% of the outstanding common stock of Gaming Entertainment Management Services, Inc. ("GEMS"), a Nevada corporation which was organized in September 1992 for the purpose of developing a hotel and casino project in Las Vegas, Nevada known as the Desert Winds Hotel and Casino. GEMS' primary asset was its option to purchase an 18.6 acre tract of land in the gaming district of Las Vegas located on the southeast corner of the intersection of Flamingo and Arville. The option was exercised and the land was purchased in June 1994. GEMS has no operations other than its development of the Desert Winds project. In connection with the transaction the Company issued 850,000 shares of restricted common stock to the shareholders of GEMS and issued 35,000 shares of restricted common stock to an unrelated company as a finder's fee. Prior to the acquisition, the Company loaned GEMS $500,000 which was assumed in the purchase.

    The acquisitions have been accounted for using the purchase method of accounting. The purchase price and purchase price allocations are as follows (in thousands):



                                                                        SCGC                   GEMS
          -------------------------------------------------------------------------------------------
          Purchase price:
              Cash                                                  $     500
              Stock issued                                              5,600              $  3,982
              Other transaction costs                                      50                    20
              Liabilities assumed                                          25                   585
                                                                    ---------              --------
                                                                    $   6,175              $  4,587
                                                                    =========              ========
          Purchase price allocation:
              Cash                                                  $      50              $     80
              Non-compete agreement                                       500
              Land purchase option                                                            6,075
              License costs                                             9,025
              Deferred income taxes                                    (3,400)               (1,568)
                                                                    ---------              --------
                                                                    $   6,175              $  4,587
                                                                    =========              ========


    The shares issued were valued based upon the trading price of the Company's stock on the earlier of the date when all material contingencies to the acquisition were removed or upon closing, discounted to reflect the restricted nature of the securities. The Company recorded a deferred tax liability to reflect the difference in basis of the acquired assets and liabilities for income tax and financial reporting purposes. The activities of SCGC and GEMS have been included in the Company's results of operations from their respective dates of acquisition. Pro forma results of operations have not been presented for the fiscal year ended April 30, 1994 as such results are not materially different from the actual results of operations for such period.

    In July 1995, the Company entered into a definitive asset purchase agreement to acquire the Bourbon Street Hotel and Casino located in Las Vegas, Nevada for $10 million (see Note P).


E - LICENSING

    In March 1994 SCGC received a license with certain conditions from the Louisiana Riverboat Gaming Enforcement Division (the "Enforcement Division"). The license has an initial term of five years and is thereafter subject to renewal.

    In connection with the proposed acquisition of the Bourbon Street Hotel and Casino, the Company intends to apply for a Nevada gaming license.


F - LAND HELD FOR DEVELOPMENT

    In connection with the acquisition of GEMS (see Note D) the Company acquired an option to purchase an 18.6 acre tract of land in the gaming district of Las Vegas, Nevada located on the southeast corner of the intersection of Flamingo and Arville. In June 1994 the Company exercised its option and closed the purchase of the

Las Vegas land. Upon such purchase amounts previously capitalized as land purchase option costs were reclassified to land held for development. In February 1994 the Las Vegas land under option was appraised for approximately $20.3 million.


G - DEBT

    At April 30, 1995 SCGC had the following debt:


                  ---------------------------------------------------------------------------
                  Senior Note, net of discount of $118,397                        $21,811,603
                  Notes payable to Casino America                                   4,700,000
                                                                                  -----------
                                                                                  $26,511,603
                                                                                  ===========


    In June 1994 SCGC issued a $28 million Senior Secured Increasing Rate Note (the "Senior Note") to an institutional investor. The Senior Note was initially due on June 3, 1995, but was subsequently extended to August 31, 1995 and carried a 12% coupon increasing 67 basis points each quarter up to a maximum interest rate of 14%. The Senior Note was issued with a five year warrant to purchase 508,414 shares of the Company's common stock at an original exercise price of $6.00 per share, which was adjusted to $3.00 per share in December 1994 pursuant to an amendment to the warrant. The proceeds from the private placement were allocated between the Senior Note ($26.7 million) and the warrant ($1.3 million) based upon the relative fair value of each of the securities at the time of issuance. The resulting original issue discount has been amortized over the life of the Senior Note using the effective interest method.

    In August 1995 the Senior Note was paid off from the proceeds of $38.4 million of Senior Secured Increasing Rate Notes (the "New Notes"), issued jointly by SCGC and LRGP. The New Notes initially become due in August 1996, but can be extended up to an additional twelve months at the option of the issuers, and carry a 12% coupon increasing 25 basis points each quarter until maturity, and provide for contingent interest beginning in June 1996 equal to 7.5% of SCGC's and LRGP's consolidated cash flow, as defined. The New Notes are collaterlized by substantially all the assets of SCGC and LRGP and contain covenants relating to certain business, operational and financial matters including limitations on (i) incurring additional debt, (ii) paying dividends,
(iii) merging or consolidating with others, (iv) changes in control, (v) capital expenditures, (vi) investments and joint ventures, and (vii) the sale of assets. The New Notes are not guaranteed by the Company or any of its subsidiaries.

    In March 1995, pursuant to the Stock Purchase Agreement, SCGC issued promissory notes aggregating $4.7 million to Casino America (the "Casino America Notes"). The Casino America Notes bear interest at 11.5% per annum and are due three business days after the New Notes are paid in full. The Casino America Notes are not guaranteed by the Company or any of its subsidiaries.


H - SALES AND ISSUANCES OF COMMON STOCK

    During fiscal 1994 the Company conducted a private placement offering under Regulation D of the Securities Act of 1933 ("Securities Act") whereby the Company sold 2,690,056 shares of its common stock to accredited investors which resulted in gross proceeds of approximately $14.0 million. In connection with such private placement, the Company paid cash finder's fees of approximately $770,000. In May 1994 the Company sold an additional 636,700 shares of its common stock in the private placement offering which resulted in gross proceeds of approximately $3.7 million.

    In connection with the purchase of SCGC's riverboat the Company issued 433,333 shares of its common stock during fiscal 1994 to Kehl River Boats, Inc. ("KRB"). During fiscal 1995, after KRB was found suitable by the Louisiana gaming regulatory authorities, the Company issued KRB the remaining 623,334 shares of its common stock due under the vessel purchase agreement (see Note L).

    During fiscal 1995 the Company filed a registration statement with the Securities and Exchange Commission, which became effective in November 1994, to register a total of 10,121,869 shares of its common stock. The registration statement includes (i) 6,937,623 shares on behalf of certain selling shareholders, (ii) 1,184,246 shares representing the underlying shares of outstanding common stock purchase warrants, and (iii) 2,000,000 shares on behalf of the Company. Through April 30, 1995 the Company had sold 915,000 of the 2,000,000 shares included in the registration statement resulting in net proceeds of $3,545,500. In addition, during fiscal 1995 the Company (i) sold 150,000 shares of its common stock to foreign investors under the provisions of Regulation S under the Securities Act resulting in net proceeds of $461,406, and (ii) issued a total of 325,000 shares of its common stock for services rendered and the termination of a certain letter agreement pertaining to a proposed casino site in Lake Charles, Louisiana that was ultimately not pursued.


I - STOCK OPTIONS AND WARRANTS

    Options
    The Company has two stock option plans, the 1986 Incentive Stock Option Plan ("1986 Plan") for employees covering 1,250,000 shares of common stock and the 1991 Non-Qualified Stock Option Plan ("1991 Plan") for directors and key employees covering 250,000 shares of common stock. Under the 1991 Plan each non-employee director is entitled to an automatic annual grant to purchase 2,500 shares of common stock.

    Under the terms of the Plans, the purchase price of the shares will not be less than the fair market value of such shares on the date of grant. Options granted under the Plans expire in the years 1998 through 2005 and generally are exercisable on the date of grant, with the exception of options to purchase 325,000 shares which become exercisable from 1996 through 1999. At April 30, 1995, there were 223,575 and 135,000 shares of common stock available for grant in the 1986 Plan and 1991 Plan, respectively.

    The following is an aggregate summary of the 1986 Plan and 1991 Plan activity since April 30, 1992:

                                                        Number       Option Price              Proceeds
                                                     of Shares          per Share           on Exercise
          ---------------------------------------------------------------------------------------------
          Outstanding at April 30, 1992                 268,143        $ .63 to $ .72      $    174,313
             Granted                                      7,500                 $ .41             3,047
             Canceled                                   (38,500)       $ .63 to $ .72           (24,547)
                                                       --------                            ------------
          Outstanding at April 30, 1993                 237,143        $ .41 to $ .72           152,813
             Granted                                    507,500        $1.41 to $7.38         2,903,125
             Exercised                                  (77,500)       $ .63 to $1.41           (62,891)
                                                       --------                            ------------
          Outstanding at April 30, 1994                 667,143        $ .41 to $7.38         2,993,047
             Granted                                    480,000        $3.31 to $4.03         1,671,094
             Exercised                                  (39,500)       $ .41 to $1.41           (38,047)
             Canceled                                  (310,000)                $7.31        (2,266,875)
                                                       --------                            ------------

          Outstanding at April 30, 1995                 797,643        $ .41 to $7.31      $  2,359,219
                                                       ========                            ============

    Warrants
    During fiscal 1994 and 1995 the Company issued common stock purchase warrants to a variety of parties in connection with (i) the issuance of debt (558,414 underlying shares), (ii) finder's fees for private placements of common stock (314,952 underlying shares), (iii) a commitment fee for the issuance of a commitment letter (160,880 underlying shares), (iv) the purchase of its riverboat (100,000 underlying shares), and (v) a certain joint venture agreement (50,000 underlying shares). The warrants issued were valued based upon a composite of commonly accepted warrant valuation models.

    The following is an aggregate summary of warrant activity since April 30, 1993:

                                                      NUMBER OF
                                                     UNDERLYING       EXERCISE PRICE     PROCEEDS
                                                         SHARES            PER SHARE   ON EXERCISE
          ----------------------------------------------------------------------------------------
          Outstanding at April 30, 1993                      --                       $         --
               Issued                                   475,832      $6.00 to $12.00     3,327,420
                                                      ---------      -----    ------    ----------
          Outstanding at April 30, 1994                 475,832      $6.00 to $12.00     3,327,420
               Issued                                   708,414      $3.00 to $7.25      2,793,992
                                                      ---------      -----    ------    ----------

          Outstanding at April 30, 1995               1,184,246      $3.00 to $12.00    $6,121,412
                                                      ---------      -----    ------    ----------




    All of the warrants became exercisable upon their issuance. The warrants expire between 1997 and 1999, contain certain anti-dilution provisions and provide the holders with certain registration rights relative to the underlying shares.


J - INCOME TAXES

    The provision (benefit) for income taxes from continuing operations was as follows for the three fiscal years in the period ended April 30, 1995:

                                                       FISCAL             FISCAL             FISCAL
                                                         1995               1994               1993
          -----------------------------------------------------------------------------------------
          Provision (benefit) for income taxes:
             Current                              $    37,672        $   (43,359)         $ 125,626
             Deferred                              (3,940,000)        (1,062,574)          (258,730)
                                                  -----------        -----------          ---------
                                                  $(3,902,328)       $(1,105,933)         $(133,104)
                                                  ===========        ===========          =========

    The provision (benefit) for income taxes from continuing operations is different from the amount computed by applying the statutory federal income tax rate to loss from continuing operations before income taxes for the following reasons:

                                                      FISCAL              FISCAL             FISCAL
                                                        1995                1994               1993
          -----------------------------------------------------------------------------------------
          Federal statutory rate                       (34)%               (34)%             (34)%
          State income tax, net of federal benefit      (5)                 (3)
          Valuation allowance                           23
          Other                                                              2
                                                       ---                 ---               ---
                                                       (16)%               (35)%             (34)%
                                                       ===                 ===               ===

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets were as follows:

          APRIL 30,                                                         1995               1994
          -----------------------------------------------------------------------------------------
          Deferred tax liabilities:
              License costs                                          $ 3,442,030         $3,442,030
              Land held for development                                1,792,255          1,792,255
              Other                                                       19,975            165,475
                                                                       ---------          ---------
                 Total deferred tax liabilities                        5,254,260          5,399,760
                                                                       ---------          ---------
          Deferred tax assets:
              Pre-opening expenses                                     6,471,000            692,530
              Net operating loss carryforward                          3,589,150            195,600
              Barge reserve                                              269,000
              Bad debt expense                                            47,525             68,000
              Other                                                        9,779              3,630
                 Total deferred tax assets                            10,386,454            959,760
                                                                       ---------          ---------
                 Valuation allowance                                  (5,632,194)
                                                                       ---------

                 Net deferred tax liability                          $   500,000         $4,440,000
                                                                       =========          =========


    The Company recorded a valuation allowance for the year ended April 30, 1995 to reduce the carrying value of deferred tax assets. The valuation allowance relates to management's estimate of the realization of such deferred tax assets. At April 30, 1995 the Company had a net operating loss carryforward for tax purposes of approximately $9,477,000 which expires in 2009 and 2010.


K - LEASES

    In March and July 1995, SCGC entered into agreements to lease the two parcels of land that comprise the Calcasieu Parish riverboat casino site. The leases have an initial term of five years with seven five year renewal options. During the initial term, the leases require annual aggregate rental payments of $850,000 in years one through four, and $1,000,000 in year five, payable monthly. During the first renewal term, the rent will be increased annually by the greater of (i) 5%, or (ii) the percentage increase in the average consumer price index for Calcasieu Parish, Louisiana for the previous twelve month period. During the second through seventh renewal terms, the lessor and SCGC will attempt to set the rent equal to 100% of the rent paid by other riverboat gaming operators in Louisiana and Mississippi for comparable property usages, or if no agreement can be made, then the parties will appoint real estate appraisers to set the rent for such renewal term. However, in no event shall the annual rent be less than $1.6 million during the fourth and all subsequent renewal terms. In addition, SCGC will pay all real estate taxes, except for taxes due on the unimproved value of the property. The Company has guaranteed the obligations of SCGC under these leases.

    In addition to the Calcasieu Parish site leases, the Company has also entered into various operating leases for equipment and office facilities. The aggregate rentals due under such leases were not significant at April 30, 1995.

    Rent expense for all operating leases during the last three fiscal years was as follows:

                                                    FISCAL              FISCAL               FISCAL
                                                      1995                1994                 1993
          -----------------------------------------------------------------------------------------
          Continuing operations                    $93,888             $39,483              $35,970
          Discontinued operations                                       23,727               46,105
                                                   -------             -------              -------
                                                   $93,888             $63,210              $82,075
                                                   =======             =======              =======


    The Company has also entered into various capital leases for equipment. As of April 30, 1995 future minimum lease payments under capital leases were as follows:

                     FISCAL YEAR                                               AMOUNT
                     -----------------------------------------------------------------
                     1996                                                  $ 3,294,610
                     1997                                                    2,234,605
                     1998                                                       84,420
                     1999                                                       79,476
                     2000                                                        6,622
                                                                            ----------
                     Total minimum lease payments                            5,699,733
                     Less amount representing interest                        (551,624)
                                                                            ----------
                     Present value of future minimum lease payments          5,148,109
                     Less current portion                                   (2,876,632)
                                                                            ----------

                     Capital lease obligations, less current portion       $ 2,271,477
                                                                            ==========


L - COMMITMENTS AND CONTINGENCIES

    Common Stock Pending Issuance
    In February, 1995 the Company made a commitment to issue 50,000 shares of its common stock (representing $200,000) to a consultant upon commencement of SCGC's riverboat gaming operations in Calcasieu Parish, Louisiana. In July 1995 such operations commenced and subsequently the shares due were issued.

    At April 30, 1994 the Company was committed to issue 333,334 shares of its common stock (representing $1,500,000) to KRB, the Company's riverboat contractor, upon KRB being found suitable as a 5% or greater shareholder of the Company by the Louisiana gaming regulatory authorities. In December 1994, KRB was found suitable and the Company issued the total shares then due (623,334) to KRB.

    Common Stock Subject to Redemption
    At April 30, 1994 the Company was required to make recission offers to certain investors covering 151,000 shares of its common stock (representing $829,500) to satisfy securities laws in certain states in which the Company conducted a private placement offering of its securities. The recission offers expired at various times through September 1994, at which time the respective amounts included in common stock subject to redemption were reclassified to additional paid-in capital.

    Litigation
    On September 21, 1994, an action was filed against the Company and SCGC in the 24th Judicial District Court for the Parish of Jefferson, Louisiana by Avondale Industries, Inc. ("Avondale"). In this action, Avondale alleges that the Company was contractually obligated to Avondale for the construction of SCGC's riverboat vessel based upon a letter of intent (allegedly reaffirming a previous agreement entered into between Avondale and the Company). Avondale alleges that the Company breached a duty to negotiate in good faith toward the execution of a definitive vessel construction contract. Alternatively, Avondale alleges that a separate oral contract for the construction of the vessel existed and that the Company committed unspecified unfair trade practices and made certain misrepresentations. Avondale seeks unspecified damages including "all lost profits and lost overhead" and attorneys fees. The Company intends to vigorously contest liability in this matter.

    Commitments to Calcasieu Parish
    In January 1995, SCGC made a commitment to Calcasieu Parish to provide certain payments to the Parish above and beyond the statutory admissions tax. SCGC committed to a $1 million initial payment, which was paid upon the opening of the casino, and a $1 million annual payment for as long as the casino is operating at its site in the Parish, but in no event less than six years. In June 1995 SCGC and the Parish entered into a definitive development agreement whereby, in consideration for the payments to be made by SCGC to the Parish, the Parish is required to cooperate with and provide assistance to SCGC in obtaining and maintaining necessary permits and approvals to operate its riverboat gaming casino.

    Teaming Agreement
    In June 1994 the Company entered into a teaming agreement with a group of individuals for the purpose of pursuing a gaming license in the State of Illinois. The agreement requires the Company to issue warrants to purchase up to 250,000 shares of the Company's common stock, and to make certain payments in cash upon the occurrence of specified events, including the issuance of a gaming license.


M - RELATED PARTY TRANSACTIONS

    During fiscal 1994, in connection with the acquisition of SCGC (see Note
D), the Company issued 400,000 shares of restricted common stock as a finder's fee to a company whose principal shareholder is a director of the Company. In March 1995, this director became an executive officer of the Company.

    The Company incurred legal fees of approximately $259,000 and $218,000 during fiscal 1995 and 1994, respectively, from a law firm of which a director of the Company was a partner. In March 1995, this director became an executive officer of the Company.

    During fiscal 1994 the Company paid $24,000 for investment banking services to a company of which an outside director of the Company is an officer.

    During fiscal 1994 the Company borrowed an aggregate of $700,000 on a short-term basis from an individual who was a major beneficial shareholder of the Company at the time of such loan.

    During fiscal 1995 the Company entered into a teaming agreement (see Note
L) with an individual who subsequently became a director of the Company. Pursuant to such agreement, the Company issued warrants to purchase 50,000 shares of the Company's common stock.

N - DISCONTINUED OPERATIONS

    In July 1993 the Company made the decision to focus all its efforts in the gaming industry and discontinue operating in the cable programming industry. As a result, during fiscal 1994 the Company sold all its remaining cable assets for total consideration of $1,125,000.

    The loss on disposal of the Company's cable operations was as follows:


                                                 LOSS BEFORE            INCOME
                                                INCOME TAXES        TAX BENEFIT            NET LOSS
          -----------------------------------------------------------------------------------------
          Loss on disposal of cable operations     $(239,925)          $(81,575)          $(158,350)
          Operating loss from July 1993
             to February 1994 (disposal date)        (32,432)           (11,027)            (21,405)
                                                   ---------           --------           ---------

                                                   $(272,357)          $(92,602)          $(179,755)
                                                   =========           ========           =========



    The identifiable revenues and expenses from cable operations have been reclassified on the accompanying statements of operations from their historical classification to separately identify them as the net results of discontinued operations. Discontinued operations include allocations of general and administrative expenses that were determined to be directly related to such operations. The condensed statements of operations for discontinued operations for fiscal years 1994 and 1993 were as follows:

                                                             Fiscal 1994
                                              ----------------------------------
                                                   May-June           July-April
                                              (Pre-measure-       (Post-measure-             Fiscal
                                                 ment Date)           ment Date)               1993
          -----------------------------------------------------------------------------------------
          Revenues                                 $192,313            $ 412,050         $1,346,912
          Costs and expenses                        187,845              444,482          1,615,248
          Loss on disposal of cable operations                           239,925
                                                 ----------            ---------         ----------
             Income (loss) before income taxes        4,468             (272,357)          (268,336)
          Provision (benefit) for income taxes        1,519              (92,602)          (123,383)
                                                 ----------            ---------         ----------
             Net income (loss)                   $    2,949            $(179,755)        $ (144,953)
                                                 ==========            =========         ==========

O - SUPPLEMENTAL CASH FLOW INFORMATION

    Supplemental cash flow disclosures are as follows for the three fiscal years in the period ended April 30, 1995:

                                                          FISCAL            FISCAL           FISCAL
                                                            1995              1994             1993
          -----------------------------------------------------------------------------------------
          Continuing operations:
             Common stock issued in acquisitions                        $9,582,500
             Common stock issued for equipment         $1,450,000          550,000
             Common stock issued for services and other 1,300,000
             Equipment acquired under capital leases    5,778,767
             Equipment acquired with debt                                5,000,000
             Note payable converted to common stock                      3,000,000
             Note payable exchanged for land              471,465
             Retirement of debt with property                              200,000
             Warrants issued for equipment and services   337,500          951,664
             Interest paid, net of amount capitalized   6,132,059           11,474       $    3,886
             Income taxes paid, net of refunds           (124,328)        (141,359)         226,351

          Discontinued operations:
             Cable assets sold for note receivable                         250,000


P - SUBSEQUENT EVENTS

    On June 9, 1995 the Company sold a 50% interest in SCGC to LRGP for approximately $22 million total consideration (see Note C).

    On July 14, 1995 the Company entered into a definitive asset purchase agreement to acquire the Bourbon Street Casino located in Las Vegas, Nevada for a purchase price of $10 million. The Bourbon Street Casino has approximately 430 slot machines and 15 table games over its 15,000 square feet of gaming space, 166 hotel rooms, including 16 suites, and has reported annual revenues of approximately $12 million. Closing is expected to occur by October 1995.

    On July 29, 1995 SCGC's riverboat casino commenced gaming operations in Calcasieu Parish, Louisiana.

    On August 7, 1995 SCGC and LRGP jointly issued $38.4 million of senior secured increasing rate notes and paid off SCGC's Senior Note (see Note G).

REPORT OF INDEPENDENT AUDITORS
                                                        Crown Casino Corporation



REPORT OF INDEPENDENT ACCOUNTANTS
Stockholders and Board of Directors
Crown Casino Corporation


    We have audited the accompanying consolidated balance sheets of Crown Casino Corporation and subsidiaries as of April 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended April 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Casino Corporation and subsidiaries as of April 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the two years in the period ended April 30, 1995 in conformity with generally accepted accounting principles.



Dallas, Texas                                           Coopers & Lybrand L.L.P.
August 7, 1995




REPORT OF INDEPENDENT AUDITORS
Stockholders and Board of Directors
Crown Casino Corporation (formerly Skylink America Incorporated)



    We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Crown Casino Corporation (formerly Skylink America Incorporated) and subsidiaries for the year ended April 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Crown Casino Corporation (formerly Skylink America Incorporated) and subsidiaries for the year ended April 30, 1993, in conformity with generally accepted accounting principles.



Dallas, Texas                                                Ernst & Young LLP
June 11, 1993

COMMON STOCK INFORMATION, DIVIDENDS AND
RELATED STOCKHOLDER MATTERS                             Crown Casino Corporation


    The Company's common stock is authorized for quotation on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the NASDAQ symbol DICE. The following table sets forth, by fiscal quarter, the high and low bid prices reported by NASDAQ for the Company's common stock for the periods indicated. The bid quotation information presented represents prices between dealers and does not include retail mark-ups, mark-downs, or other fees or commissions and may not represent actual transactions.

                                                    1995 BID PRICES       1994 BID PRICES
                                                   HIGH         LOW       HIGH        LOW
                    ----------------------------------------------------------------------
                    First quarter                 $7 1/2      $5 5/8      $7 3/4   $   1/2
                    Second quarter                 8 3/8       4 1/8       8         4 3/8
                    Third quarter                  7           2 7/8       7 1/2     5
                    Fourth quarter                 5 3/4       3 1/4      11         6 5/8



    As of July 21, 1995 there were approximately 1,866 stockholders of record. This number excludes individual stockholders holding stock under nominee security position listings.

    Since its inception, the Company has paid no dividends on its common stock. The Company currently intends to follow a policy of retaining earnings to finance future growth. Payment of dividends in the future will be determined by the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and surplus, general financial condition, and contractual restrictions that may exist, and such other factors as the Board of Directors may deem relevant.


SELECTED FINANCIAL DATA


    The financial data set forth below was derived from the audited consolidated financial statements of the Company and should be read in conjunction with the consolidated financial statements and related notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations contained elsewhere herein. (In thousands, except per share amounts.)


YEARS ENDED APRIL 30,                          1995         1994         1993          1992           1991
----------------------------------------------------------------------------------------------------------
Revenues from:
    Continuing operations                 $      --     $     --      $    --       $    --        $    --
    Discontinued operations                      --          604        1,347        11,618         13,602

Income (loss) from:
    Continuing operations                 $ (20,325)    $ (2,052)     $  (263)      $  (380)       $  (581)
    Discontinued operations                                 (177)        (145)        2,701) (a)      (614)
                                          ---------     --------      -------       -------        -------
                                          $ (20,325)    $ (2,229)     $  (408)      $ 2,321        $(1,195)
                                          ---------     --------      -------       -------        -------

Income (loss) per share:
    Continuing operations                 $   (2.01)    $   (.34)     $  (.07)      $  (.10)       $  (.16)
    Discontinued operations                                 (.03)        (.04)          .73           (.16)
                                          ---------     --------      -------       -------        -------
                                          $   (2.01)    $   (.37)     $  (.11)      $   .63        $  (.32)
                                          ---------     ---------     -------       -------        -------

Total assets (b)                          $  54,507     $ 30,974      $ 4,388       $ 5,477        $ 2,148
Long-term obligations                         2,271        2,330           --            --          6,009
Stockholders' equity                         17,930       23,837        3,711         4,196          1,875
Shares outstanding                           11,678        8,999        3,524         3,689          3,697

(a) - Includes a gain on the sale of certain cable assets of $5.7 million before income taxes.
(b) - Assets related to discontinued operations are shown net of related liabilities.

CORPORATE INFORMATION                                                                                       Crown Casino Corporation


DIRECTORS                                                           10-K Information

Edward R. McMurphy                                                  Additional information is included in the Company's
Chairman of the Board, Chief Executive Officer and President        report to the Securities and Exchange Commission on
Crown Casino Corporation                                            Form 10-K.  Copies of Form 10-K are available at no
                                                                    charge to stockholders upon written request to:
John David Simmons
President                                                           Edward R. McMurphy
Condomart, Inc.                                                     2415 W. Northwest Hwy., Suite 103
                                                                    Dallas, Texas 75220
David J. Douglas                                                    (214) 352-7561
Managing Director
Triple S Capital Corporation                                        Corporate Offices

T. J. Falgout, III                                                  2415 W. Northwest Hwy.
Executive Vice President and General Counsel                        Suite 103
Crown Casino Corporation                                            Dallas, Texas 75220
                                                                    (214) 352-7561
Gerald L. Adams
President                                                           Annual Meeting
River Development, Inc.
                                                                    The annual meeting of stockholders of Crown Casino
Gerard M. Jacobs                                                    Corporation will be held at the Four Seasons Hotel and
President                                                           Resort, 4150 N. MacArthur Blvd., Irving, Texas at
Environmental Waste Funding Corporation                             9:30 a.m. on Friday, September 29, 1995.

Robert J. Kehl                                                      Transfer Agent and Registrar
President
Kehl River Boats, Inc.                                              Securities Transfer Corporation
                                                                    Dallas, Texas
                                                                    (214) 248-1922

OFFICERS                                                            Independent Accountants

Edward R. McMurphy                                                  Coopers & Lybrand L.L.P.
Chairman of the Board, Chief Executive Officer and President        Dallas, Texas

T. J. Falgout, III                                                  General Counsel
Executive Vice President and General Counsel
                                                                    Smith, Gambrell & Russell
Mark D. Slusser                                                     Atlanta, Georgia
Chief Financial Officer, Vice President Finance and Secretary
                                                                    Stumpf & Falgout
Edward J. Preuss, Jr.                                               Houston, Texas
Vice President Project Development

Leslie M. Clavir
Vice President Gaming

Michael B. Cloud
Controller and Assistant Secretary

