Form 10-K, Exhibit 13
period 1996-04-30
CROWN CASINO CORP
filed 1996-08-13
CIK 799850

                                  EXHIBIT 13.1

   ANNUAL REPORT TO STOCKHOLDERS FOR THE FISCAL YEAR ENDED APRIL 30, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS  OF                CROWN CASINO CORPORATION
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's consolidated financial statements appearing elsewhere in this annual report.

OVERVIEW

The Company owns an 18.6 acre tract of land in the gaming district of Las Vegas, Nevada which may be used in the development of a hotel and casino, and in June 1996 the Company entered into a definitive asset purchase agreement to acquire the Mississippi Belle II, Inc. ("MBII") riverboat casino located in Clinton, Iowa. The Company is also actively pursuing other gaming opportunities in these and other jurisdictions. Prior to March 1994 the Company had been engaged in various facets of the cable and related programming businesses.

In June 1993 the Company completed the acquisition of 100% of the outstanding common stock of St. Charles Gaming Company, Inc. ("SCGC"), a Louisiana corporation, which had received preliminary approval from the Louisiana Riverboat Gaming Commission to construct and operate a riverboat gaming casino. In March 1994 SCGC received a license from the Louisiana Riverboat Gaming Enforcement Division of the Office of State Police. In January 1995 SCGC made the strategic decision to relocate the site for its planned Louisiana riverboat casino from St. Charles Parish (near New Orleans) to Calcasieu Parish in the southwest part of the state near the Texas border.

In June 1995 the Company sold a 50% interest in SCGC to Louisiana Riverboat Gaming Partnership ("LRGP"), a joint venture owned 50% by Casino America, Inc. ("Casino America") and 50% by Louisiana Downs, Inc. LRGP owns the Isle of Capri(SM) dockside riverboat casino in Bossier City, Louisiana. The purchase price consisted of (i) a five-year $20 million note (the "LRGP Note"), (ii) $1 million cash, and (iii) a warrant (which may only be exercised by converting a portion of the LRGP Note) to purchase 416,667 shares of Casino America common stock at $12 per share. In connection with this transaction the Company recorded a pretax gain of approximately $21.5 million. In July 1995 SCGC's riverboat casino opened for business in Calcasieu Parish, Louisiana as an Isle of Capri(SM) themed property.

In May 1996 the Company sold its remaining 50% interest in SCGC to Casino America for (i) 1,850,000 shares of Casino America common stock, (ii) the exchange of the $20 million LRGP Note for LRGP Note A ("Note A") and LRGP Note B ("Note B"), each in the principal amount of $10 million and bearing interest at 11.5% per annum, and (iii) an additional five-year warrant to purchase up to another 416,667 shares of Casino America common stock (bringing the total number of shares purchasable pursuant to warrants by the Company to 833,334) at an exercise price of $12 per share. In connection with this transaction, in May 1996, the Company recorded a gain before income taxes of approximately $14.9 million.

In August 1996 Casino America acquired the remaining interest in LRGP it did not already own and issued $315 million of senior secured notes due 2003 (the "Casino America Bonds"), a portion of the proceeds of which were used to pay off Note A. As a result of the Casino America transactions, Note B has become an unsecured, subordinated obligation of Casino America, with interest payable monthly and principal due in seventeen equal fully amortizing quarterly payments beginning in June 1997 with final maturity in June 2001. The subordination language of Note B requires principal and interest payments to be made according to the terms of the note unless there is a payment default of
(i) principal on, or (ii) interest on and a resulting acceleration of, the Casino America Bonds, in which case the payments to the Company would be suspended during the pendency of such default.

The original Casino America warrant received in the sale of the first 50% of SCGC and the additional Casino America warrant received in the sale of the remaining 50% of SCGC, both of which expire in May 2001, may only be exercised by converting all or a portion of the principal amount of Note B based upon a $12 per share exercise price.

In connection with a rights offering declared by Casino America, the Company was granted the right to purchase 684,786 shares of Casino America common stock at a price of $5.875 per share. On August 6, 1996 the Company exercised its right and purchased 684,786 shares of Casino America common stock for an aggregate exercise price of $4,023,118.

In December 1993 the Company acquired 100% of the outstanding common stock of Gaming Entertainment Management Services, Inc. ("GEMS"), a Nevada corporation, which was organized for the purpose of developing a hotel and casino in Las Vegas, Nevada. GEMS' primary asset was its option to purchase an 18.6 acre tract of land in the gaming district of Las Vegas. In June 1994 the option was exercised and the land was purchased. The Company may develop such property by itself or on a joint venture basis, or, if not developed, may sell the land.

In June 1996 the Company entered into a definitive asset purchase agreement to acquire the assets and operations of the MBII riverboat casino located in Clinton, Iowa for a purchase price of $40 million. The MBII riverboat contains approximately 485 slot machines, 20 table games and has on-board dining and entertainment facilities. For the year ended December 31, 1995 MBII had revenues and pretax profits of $30.5 million and $9.5 million, respectively.

As a result of the Company's entry into the gaming industry in June 1993, the Company made the decision to discontinue operations in the cable industry and focus all its efforts on gaming. During fiscal 1994 the Company sold all its remaining cable related assets and operations.

RESULTS OF OPERATIONS

As a result of the Company's decision to exit the cable industry, all revenues, costs and expenses directly related to cable operations have been reclassified to discontinued operations. Continuing operations principally consist of corporate general and administrative expenses, gaming pre-opening and development costs, interest expense, and other charges related to developing the Company's gaming operations. The following discussion focuses on results from continuing operations.

Furthermore, as a result of the Company's sale of the first 50% of SCGC on June 9, 1995, from and after such date SCGC's operating results are no longer consolidated with the Company, but rather are accounted for on the equity method. Accordingly, operating results for the current and prior fiscal periods are not entirely comparable.

FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

General and administrative expenses for fiscal 1996 increased $1,033,755 compared to fiscal 1995. The increase was primarily attributable to greater personnel, transportation, and consulting and directors fees, offset by a decrease in professional fees. Gaming development costs for fiscal 1996 decreased $297,077 compared to fiscal 1995 principally as a result of the Company ceasing to pursue a riverboat gaming license in the State of Illinois. SCGC pre-opening and development costs for fiscal 1996 decreased $14,272,011 compared to fiscal 1995 as a result of the Company no longer consolidating SCGC's operating results from and after June 9, 1995.

Interest expense for fiscal 1996 decreased $5,817,826 compared to fiscal 1995. The decrease was the result of the Company no longer consolidating SCGC's operating results from and after June 9, 1995. Interest income for fiscal 1996 increased $2,115,707 compared to fiscal 1995. The increase was a result of interest being recognized in the current fiscal year on the $20 million LRGP Note at the rate 11.5% per annum, whereas in the prior fiscal year the LRGP Note was not in existence.

FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

General and administrative expenses for fiscal 1995 increased $583,006 compared to fiscal 1994. The increase was primarily attributable to increased professional fees, personnel and travel costs associated with the development of

SCGC's riverboat casino project. Gaming development costs for fiscal 1995 increased $474,453 over fiscal 1994 principally as a result of the Company's efforts to obtain a riverboat gaming license in the State of Illinois in anticipation that such state may authorize additional licenses. SCGC pre-opening and development costs for fiscal 1995 increased $13,865,459 compared to fiscal 1994. The increase was the result of (i) greater personnel, advertising, legal, consulting and training costs incurred in connection with the anticipated opening of the Louisiana riverboat casino, (ii) a $3.1 million charge pertaining to the abandonment of a former site in St. Charles Parish, Louisiana in favor of a new site in Calcasieu Parish, Louisiana, and (iii) in connection with the stock purchase agreement with LRGP, a $4 million payment by SCGC to buy out its casino management agreement such that it could enter into a new management agreement with Casino America. In addition, fiscal 1995 reflects SCGC pre-opening and development activities for a full year, whereas in fiscal 1994 the Company was only in the early stages of developing its Louisiana riverboat casino project.

Interest expense amounted to $6,826,538 in fiscal 1995, principally attributable to the issuance of SCGC's $28 million Senior Note in June 1994, with no comparable amount in the prior fiscal period. Included in fiscal 1995 interest expense is $3,376,392 of amortization of debt issuance costs and the discount from the issuance of the SCGC Senior Note.

LIQUIDITY AND CAPITAL RESOURCES

As of August 6, 1996, after (i) the sale of the Company's remaining 50% interest in SCGC, (ii) receiving a $10 million prepayment on Note A, and (iii) purchasing an additional 684,786 shares of Casino America common stock, the Company's sources of liquidity included (a) $6.1 million in cash, (b) the sale of all or a portion of the Company's 2,534,786 shares of Casino America common stock (which stock was valued at approximately $18.4 million on such date), (c) the sale of Note B, (d) the sale of the Company's Las Vegas land, and (e) the issuance of debt and/or equity. See "Overview".

In August 1996 Casino America filed a registration statement with the Securities and Exchange Commission to register the 1,850,000 shares of Casino America common stock received by the Company in the sale of the Company's remaining 50% interest in SCGC, which registration statement has not as yet been declared effective. During the effectiveness of such registration statement the Company may sell such shares in the open market. The 684,786 shares of Casino America common stock purchased by the Company pursuant to the Casino America rights offering are freely tradable shares and may be sold by the Company at any time.

In connection with the proposed acquisition of the MBII riverboat casino the Company anticipates raising the $40 million purchase price from some combination of (i) the issuance of $20 million of bank debt, (ii) $6.1 million of cash on hand, (iii) the sale of all or a portion of the Company's Casino America common stock, (iv) the sale of the Company's Las Vegas land, and/or (v) the sale of Note B.

In March 1996 the Company's Board of Directors approved a program to repurchase up to 500,000 shares (which was amended to 1,000,000 shares in May 1996) of the Company's common stock from time to time in the open market. At April 30, 1996 the Company had repurchased 25,000 shares pursuant to this program. The timing and amount of future share repurchases, if any, will depend on various factors including market conditions, available alternative investments and the Company's financial position.

Management of the Company continues to evaluate the potential development of a hotel and casino project on the Company's 18.6 acre tract of land in Las Vegas. Management is considering a variety of scenarios with respect to the operation and ownership of the proposed hotel and casino, including a potential joint venture relationship, but currently has no definitive development plan in place. In connection with the stock purchase agreement with LRGP, the Company granted LRGP a right of first refusal, which expires in June 1998, to develop such project with the Company in the event the Company chooses to develop such project on a joint venture basis. In addition to seeking an acceptable joint venture arrangement, the Company has considered selling its Las Vegas land and has had discussions with certain parties in that regard, although no agreement has been reached with any party respecting such a sale.

CONSOLIDATED BALANCE SHEETS                             CROWN CASINO CORPORATION

                                                                                               April 30,
                                                                                         1996             1995
                                                                                     ------------     ------------
ASSETS

Current assets:
   Cash and cash equivalents                                                         $    668,853     $  1,692,440
   Receivables, net                                                                       742,246
   Prepaid expenses                                                                        49,766          931,935
                                                                                     ------------     ------------
            Total current assets                                                        1,460,865        2,624,375
                                                                                     ------------     ------------
Property and equipment:
   Construction in progress                                                                              1,565,739
   Furniture, fixtures and equipment                                                    1,892,666        8,887,241
   Riverboat and barges                                                                                 15,256,140
   Land held for development                                                           16,169,709       16,608,555
                                                                                     ------------     ------------
                                                                                       18,062,375       42,317,675
   Less accumulated depreciation                                                         (194,179)        (223,055)
                                                                                     ------------     ------------
                                                                                       17,868,196       42,094,620
                                                                                     ------------     ------------
Other assets:
   Note receivable from LRGP                                                           20,000,000
   Non-compete agreement, net                                                                              316,674
   Debt issuance costs, net                                                                                345,963
   License costs                                                                                         9,125,000
                                                                                     ------------     ------------
                                                                                       20,000,000        9,787,637
                                                                                     ------------     ------------
                                                                                     $ 39,329,061     $ 54,506,632
                                                                                     ============     ============
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                                  $     72,773     $    999,611
   Accrued liabilities                                                                    819,018        1,038,587
   Advances from LRGP                                                                                    2,179,083
   Capital lease obligations                                                                6,329        2,876,632
   Current portion of long-term debt                                                       62,676       26,511,603
                                                                                     ------------     ------------
             Total current liabilities                                                    960,796       33,605,516
                                                                                     ------------     ------------
Capital lease obligations, less current portion                                                          2,271,477
Long-term debt, less current portion                                                      918,564
Deferred income taxes                                                                   4,000,000          500,000
Investment in SCGC                                                                      3,297,043
Common stock pending issuance                                                                              200,000
Commitments and contingencies

Stockholders' equity:
   Preferred stock, par value $.01 per share, 1,000,000 shares authorized; none issued or outstanding
   Common stock, par value $.01 per share, 50,000,000 shares
      authorized; 11,650,559 issued and outstanding (11,678,459 in 1995)                  116,506          116,785
   Additional paid-in capital                                                          41,784,088       41,859,407
   Accumulated deficit                                                                (11,747,936)     (24,046,553)
                                                                                     ------------     ------------
             Total stockholders' equity                                                30,152,658       17,929,639
                                                                                     ------------     ------------
                                                                                     $ 39,329,061     $ 54,506,632
                                                                                     ============     ============




See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS                   CROWN CASINO CORPORATION


                                                                                 Years Ended April 30,
                                                                        1996             1995              1994
                                                                   ------------     -------------      ------------
Revenues                                                           $        -       $         -        $        -

Costs and expenses:
   General and administrative                                         3,042,074         2,008,319        1,425,313
   Gaming development                                                   215,963           513,040           38,587
   SCGC pre-opening and development                                     536,110        14,808,121          942,662
   Bourbon Street acquisition abandonment                               664,991
   Depreciation and amortization                                        130,556           248,044          370,885
                                                                   ------------     -------------      ------------
                                                                      4,589,694        17,577,524        2,777,447
                                                                   ------------     -------------      ------------
Other income (expense):
   Interest expense                                                  (1,008,712)       (6,826,538)        (578,320)
   Interest income                                                    2,292,596           176,889          197,447
   Equity in loss of SCGC                                            (2,408,213)
   Gain on sale of 50% of SCGC                                       21,512,640
                                                                   ------------     -------------      ------------
                                                                     20,388,311        (6,649,649)        (380,873)
                                                                   ------------     -------------      ------------
            Income (loss) from continuing operations before
              income taxes                                           15,798,617       (24,227,173)      (3,158,320)

Provision (benefit) for income taxes                                  3,500,000        (3,902,328)      (1,105,933)
                                                                   ------------     -------------      ------------
            Income (loss) from continuing operations                 12,298,617       (20,324,845)      (2,052,387)
                                                                   ------------     -------------      ------------
Discontinued operations, net of taxes:
   Income from discontinued operations                                                                       2,949
   Loss on disposition of discontinued operations                                                         (179,755)
                                                                   ------------     -------------      ------------
                                                                                                          (176,806)
                                                                   ------------     -------------      ------------

            Net income (loss)                                      $ 12,298,617     $ (20,324,845)     $ (2,229,193)
                                                                   ============     =============      ============
Earnings (loss) per share:
   From continuing operations                                      $       1.03     $       (2.01)     $      (.34)
   From discontinued operations                                                                               (.03)
                                                                   ------------     -------------      ------------
                                                                   $       1.03     $       (2.01)     $      (.37)
                                                                   ============     =============      ============
Weighted average common and common
  equivalent shares outstanding                                      11,981,757        10,103,993        5,988,963
                                                                   ============     =============      ============





See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                   CROWN CASINO CORPORATION


                                                                                Years Ended April 30,
                                                                       1996              1995            1994
                                                                    -----------      ------------      -----------
Operating activities:
  Income (loss) from continuing operations                         $ 12,298,617      $(20,324,845)     $(2,052,387)
  Adjustments to reconcile income (loss)
     to net cash used by operating activities:
     Depreciation and amortization                                      130,556           248,044          370,885
     Amortization of debt issuance costs/discount                       389,360         3,376,392
     Deferred income taxes                                            3,500,000        (3,940,000)      (1,147,500)
     Equity in loss of SCGC                                           2,408,213
     Write-down of assets                                                51,496         3,131,359          421,760
     Gain on sale of 50% of SCGC                                    (21,512,640)
     Equity securities issued for services                                              1,562,500
     Discount on notes sold                                                                                245,086
     Changes in assets and liabilities, net of transactions:
       Receivables, net                                                (780,747)          592,447          344,534
       Prepaid expenses                                                  54,347          (902,259)        (113,082)
       Accounts payable and accrued liabilities                         243,606         1,611,415           96,673
  Net effect of discontinued operations                                                                    322,357
                                                                    -----------      ------------      -----------
          Net cash used by operating activities                      (3,217,192)      (14,644,947)      (1,511,674)
                                                                    -----------      ------------      -----------
Investing activities:
  Purchase of assets                                                 (4,536,401)      (18,897,910)      (7,452,047)
  Sale of assets                                                        441,023                          1,331,374
  Acquisitions of SCGC and GEMS, net                                                                      (869,519)
  Sale of 50% of SCGC                                                 1,000,000
  Net effect of discontinued operations                                                                    869,623
                                                                    -----------      ------------      -----------
          Net cash used by investing activities                      (3,095,378)      (18,897,910)      (6,120,569)
                                                                    -----------      ------------      -----------
Financing activities:
  Issuance of common stock                                               23,125         7,403,490       13,298,463
  Purchase of common stock                                             (298,723)          (55,000)      (2,208,000)
  Issuance of debt and warrants                                       1,000,000        32,700,000          700,000
  Debt issuance costs                                                                  (1,633,407)
  Advances from LRGP                                                  4,627,897         2,179,083
  Payments of debt and capital lease obligations                        (63,316)       (7,137,808)      (2,500,000)
                                                                    -----------      ------------      -----------
          Net cash provided by financing activities                   5,288,983        33,456,358        9,290,463
                                                                    -----------      ------------      -----------
Increase (decrease) in cash and cash equivalents                     (1,023,587)          (86,499)       1,658,220
Cash and cash equivalents at:  Beginning of year                      1,692,440         1,778,939          120,719
                                                                    -----------      ------------      -----------
                                          End of year               $   668,853      $  1,692,440      $ 1,778,939
                                                                    ===========      ============      ===========




See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY         CROWN CASINO CORPORATION

For the Three Years in the Period Ended April 30, 1996



                                                          Common Stock                     Treasury Stock
                                                   -------------------------          -----------------------
                                                     Shares          Amount            Shares          Amount
                                                   ----------       --------          --------       ---------
Balance at April 30, 1993                           4,211,230       $ 42,112           687,394       $(587,887)

  Issuance of common stock                          5,608,389         56,084
  Issuance of warrants
  Purchase of common stock                           (220,800)        (2,208)
  Stock options exercised                              87,500            875
  Tax benefit of stock options
  Net loss
                                                   ----------       --------          --------       ---------
Balance at April 30, 1994                           9,686,319         96,863           687,394        (587,887)
  Issuance of common stock                          2,650,034         26,501
  Issuance of warrants
  Purchase of common stock                                                              10,000         (55,000)
  Stock options exercised                              39,500            395
  Cancellation of treasury stock                     (697,394)        (6,974)         (697,394)        642,887
  Net loss
                                                   ----------       --------          --------       ---------

Balance at April 30, 1995                          11,678,459        116,785              -               -
  Issuance of common stock                             50,000            500
  Purchase of common stock                            (90,900)          (909)
  Stock options exercised                              13,000            130
  Net income
                                                   ----------       --------          --------       ---------
Balance at April 30, 1996                          11,650,559       $116,506              -          $    -
                                                   ==========       ========          ========       =========





See accompanying notes to consolidated financial statements.

                                                            Additional                                   Total
                                                             Paid-In             Accumulated          Stockholders'
                                                             Capital               Deficit               Equity
                                                           -----------          ------------          ------------
Balance at April 30, 1993                                  $ 4,313,708          $    (57,315)          $ 3,710,618
  Issuance of common stock                                  23,347,585                                  23,403,669
  Issuance of warrants                                         951,664                                     951,664
  Purchase of common stock                                    (770,592)           (1,435,200)           (2,208,000)
  Stock options exercised                                       67,016                                      67,891
  Tax benefit of stock options                                 140,000                                     140,000
  Net loss                                                                        (2,229,193)           (2,229,193)
                                                           -----------          ------------          ------------
Balance at April 30, 1994                                   28,049,381            (3,721,708)           23,836,649

  Issuance of common stock                                  12,418,442                                  12,444,943
  Issuance of warrants                                       1,989,845                                   1,989,845
  Purchase of common stock                                                                                 (55,000)
  Stock options exercised                                       37,652                                      38,047
  Cancellation of treasury stock                              (635,913)
  Net loss                                                                       (20,324,845)          (20,324,845)
                                                           -----------          ------------          ------------
Balance at April 30, 1995                                   41,859,407           (24,046,553)           17,929,639

  Issuance of common stock                                     199,500                                     200,000
  Purchase of common stock                                    (297,814)                                   (298,723)
  Stock options exercised                                       22,995                                      23,125
  Net income                                                                      12,298,617            12,298,617
                                                           -----------          ------------          ------------
Balance at April 30, 1996                                  $41,784,088          $(11,747,936)         $ 30,152,658
                                                           ===========          ============          ============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS              CROWN CASINO CORPORATION


A - HISTORY AND DESCRIPTION OF BUSINESS

Crown Casino Corporation and subsidiaries (the "Company") is in the business of owning, operating and developing casino properties. Presently the Company owns an 18.6 acre tract of land in the gaming district of Las Vegas, Nevada, which may be used in the development of a hotel and casino, and in June 1996 the Company entered into a definitive asset purchase agreement to acquire the Mississippi Belle II, Inc. ("MBII") riverboat casino in Clinton, Iowa (see Note
O). On June 9, 1995 the Company sold a 50% interest in St. Charles Gaming Company, Inc. ("SCGC"), which owns and operates a riverboat casino located in Calcasieu Parish, Louisiana, to Louisiana Riverboat Gaming Partnership ("LRGP") (see Note C). SCGC was originally acquired by the Company in June 1993 and remained in the development stage until opening its riverboat casino in July 1995. On May 3, 1996 the Company sold its remaining 50% interest in SCGC to Casino America, Inc. ("Casino America"). The Company is actively pursuing gaming opportunities in these and other jurisdictions.

Prior to March 1994 the Company had been engaged in various facets of the cable programming business.

B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements include the accounts of Crown Casino Corporation and all of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Since its acquisition in June 1993 through June 8, 1995 SCGC was a consolidated subsidiary of the Company. From June 9, 1995 through May 3, 1996 the Company accounted for its 50% ownership in SCGC using the equity method.

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

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, renewals and improvements are capitalized. Interest costs during construction of facilities are capitalized. Costs of repairs and maintenance are expensed as incurred. Depreciation on furniture, fixtures and equipment is computed using the straight-line method over five to ten years.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of a $20 million note receivable from LRGP, which owns a dockside riverboat casino in Bossier City, Louisiana (see Note C). In August 1996 $10 million of this receivable was paid off and the balance became an obligation of Casino America (see Note O). The collectability of this receivable could be affected by future economic, competitive and regulatory conditions as they pertain to gaming in the State of Louisiana. Management believes the remaining receivable is fully collectable.

Non-Compete Agreement

In connection with the acquisition of SCGC the seller agreed not to compete with the Company within the Louisiana market for a period of five years. The cost allocated to such agreement is being amortized over a five year period using the straight-line method. At April 30, 1995 accumulated amortization amounted to $183,326.

Debt Issuance Costs

In connection with SCGC's issuance of the Senior Note (see Note E) in June 1994 and amendments to the agreement governing the Senior Note, SCGC incurred debt issuance costs of approximately $2.5 million. These costs have been amortized over the one year term of the Senior Note using the effective interest method.

License Costs

License costs principally represent the excess purchase price of acquiring SCGC over the net identifiable tangible assets. Amortization of these costs began in July 1995 upon commencement of SCGC's operations.

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

Employee Stock Options

The Financial Accounting Standards Board has issued a new standard, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires that an entity account for employee stock compensation under a fair value based method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"). Entities electing to remain with the accounting under Opinion 25 are required to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting under SFAS 123 had been applied. Upon adopting SFAS 123 in fiscal 1997, the Company expects to continue to account for employee stock-based compensation under Opinion 25.

Earnings (Loss) Per Share

Earnings (loss) per share has been calculated using the weighted average number of shares outstanding, including common stock equivalents, if dilutive. Fully diluted per share amounts are substantially the same as primary per share amounts for the periods presented.

Reclassifications

Certain prior year amounts in the accompanying financial statements have been reclassified to conform to the fiscal 1996 presentation. Amounts associated with cable activities have been reclassified to discontinued operations.

C - SALE OF SCGC

On June 9, 1995 pursuant to a definitive stock purchase agreement the Company sold a 50% interest in SCGC to LRGP, a joint venture owned 50% by Casino America and 50% by Louisiana Downs, Inc. LRGP owns the Isle of Capri(SM) dockside riverboat casino in Bossier City, Louisiana. The purchase price consisted of (i) a five-year $20 million non-recourse note with interest payable monthly at 11.5% per annum and secured by LRGP's 50% interest in SCGC (the "LRGP Note"), (ii) $1 million cash, and (iii) a warrant (which may only be exercised by converting a portion of the LRGP Note) to purchase 416,667 shares of Casino America common stock at $12 per share. In connection with this transaction the Company recorded a gain before income taxes of approximately $21.5 million.

The fair value of the LRGP Note at April 30, 1996 is not readily determinable since such note was issued in a private transaction and is not traded, nor is the Company aware of a security with similar terms that does trade. However, based upon limited discussions with certain investment professionals, management believes the fair value of the LRGP Note at April 30, 1996 was approximately $19 million.

On May 3, 1996 the Company sold its remaining 50% interest in SCGC to Casino America for (i) 1,850,000 shares of Casino America common stock, (ii) the exchange of the $20 million LRGP Note for LRGP Note A ("Note A") and LRGP Note B ("Note B"), each in the principal amount of $10 million and bearing interest at 11.5% per annum, and (iii) an additional five- year warrant to purchase up to another 416,667 shares of Casino America common stock (bringing the total number of shares purchasable pursuant to warrants by the Company to 833,334) at an exercise price of $12 per share. In connection with this transaction, in May 1996, the Company recorded a gain before income taxes of approximately $14.9 million.

Casino America has agreed to register the 1,850,000 shares issued to the Company in order that, providing such registration statement is effective, the Company may sell such shares in the open market. The Company has given Casino America an irrevocable proxy on the Casino America stock held by the Company, and the right of first refusal to purchase any Casino America stock the Company plans to sell in a single transaction of 500,000 shares or more, or in a series of related transactions to a single purchaser within a 120 day period. In connection with a rights offering declared by Casino America, the Company was granted the right to purchase 684,786 shares of Casino America common stock at a price of $5.875 per share. On August 6, 1996 the Company exercised its right and purchased 684,786 shares of Casino America common stock for an aggregate exercise price of $4,023,118.

In August 1996 Casino America acquired the remaining interest in LRGP it did not already own and issued $315 million of senior secured notes due 2003 (the "Casino America Bonds"), a portion of the proceeds of which were used to pay off Note A. As a result of the Casino America transactions, Note B has become an unsecured, subordinated obligation of Casino America, with interest payable monthly and principal due in seventeen equal fully amortizing quarterly payments beginning in June 1997 with final maturity in June 2001. The subordination language of Note B requires principal and interest payments to be made according to the terms of the note unless there is a payment default of
(i) principal on, or (ii) interest on and a resulting acceleration of, the Casino America Bonds, in which case payments to the Company would be suspended during the pendency of such default.

The original Casino America warrant received in the sale of the first 50% of SCGC and the additional Casino America warrant received in the sale of the remaining 50% of SCGC, both of which expire in May 2001, may only be exercised by converting all or a portion of the principal amount of Note B based upon a $12 per share exercise price.

In addition to the foregoing the Company granted LRGP a right of first refusal, which expires in June 1998, to jointly develop its 18.6 acre tract of land in the gaming district of Las Vegas, Nevada in the event the Company chooses to develop such project on a joint venture basis.

The Company has included 100% of SCGC's operating results in its consolidated results of operations through June 8, 1995. From and after June 9, 1995 (the date of sale of 50% of SCGC), the Company has accounted for its investment in SCGC on the equity method, and accordingly has included its proportionate share of SCGC's operating results in its consolidated results of operations. The Company's gain before income taxes on the sale of SCGC is calculated as follows (in thousands):

                                                                      Sale of            Sale of
                                                                     First 50%          Second 50%
                                                                    (June 1995)         (May 1996)
                                                                    -----------         ----------
Consideration received in sale                                        $ 21,000           $ 12,025
The Company's negative basis in stock sold                                 889              3,297
Transaction and other costs                                               (376)              (388)
                                                                      --------           --------
         Gain before income taxes on sale of SCGC                     $ 21,513           $ 14,934
                                                                      ========           ========



At April 30, 1996 the Company's investment in SCGC is calculated as follows (in thousands):


Remaining negative basis in SCGC on June 9, 1995 after sale of 50%          $   (889)
The Company's portion of SCGC's loss from June 9, 1995 to April 30, 1996      (2,408)
                                                                            --------
         The Company's investment in SCGC                                   $ (3,297)
                                                                            ========

Since the Company anticipated SCGC would have future income (operations commenced on July 29, 1995), its investment in SCGC was carried below zero and is shown as a liability at April 30, 1996. Upon closing of the sale of its remaining 50% interest in SCGC on May 3, 1996, the Company's investment in SCGC was eliminated. Other than a guarantee of certain leases, for which the Company has been indemnified by LRGP and Casino America, the Company is not liable for any obligations of SCGC.

At April 30, 1996 SCGC had assets, liabilities and shareholders' deficit of approximately $87 million, $94 million and $7 million, respectively. SCGC's condensed results of operations for the years ended April 30, 1996 and 1995, and the period from June 25, 1993 (date of acquisition) through April 30, 1994 are as follows (in thousands):

                                                           1996          1995         1994
                                                         --------      ---------    --------
Revenues                                                 $ 57,263      $    -       $    -

Costs and expenses                                         50,958
Pre-opening and development                                 4,196         14,809       1,182
Depreciation and amortization                               3,289            111         334
Interest expense                                            6,210          6,810
Benefit for income taxes                                   (1,056)        (2,828)       (573)
                                                         --------      ---------    --------
   Net loss                                              $ (6,334)     $ (18,902)   $   (943)
                                                         ========      =========    ========

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

In December 1993 the Company acquired 100% of the outstanding common stock of Gaming Entertainment Management Services, Inc. ("GEMS"), a Nevada corporation which was organized in September 1992 for the purpose of developing a hotel and casino project in Las Vegas, Nevada. GEMS' primary asset was its option to purchase an 18.6 acre tract of land in the gaming district of Las Vegas located on the southeast corner of the intersection of Flamingo and Arville. The option was exercised and the land was purchased in June 1994. In connection with the transaction, the Company issued 850,000 shares of restricted common stock to the shareholders of GEMS and issued 35,000 shares of restricted common stock to an unrelated company as a finder's fee. Prior to the acquisition the Company loaned GEMS $500,000 which was assumed in the purchase.

The acquisitions have been accounted for using the purchase method of accounting. The purchase price and purchase price allocations are as follows (in thousands):

                                                SCGC             GEMS
                                               -------          -------
Purchase price:
   Cash                                        $   500
   Stock issued                                  5,600          $ 3,982
   Other transaction costs                          50               20
   Liabilities assumed                              25              585
                                               -------          -------
                                               $ 6,175          $ 4,587
                                               =======          =======
Purchase price allocation:
   Cash                                        $    50          $    80
   Non-compete agreement                           500
   Land purchase option                                           6,075
   License costs                                 9,025
   Deferred income taxes                        (3,400)          (1,568)
                                               -------          -------
                                               $ 6,175          $ 4,587
                                               =======          =======

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

In July 1995 the Company entered into a definitive asset purchase agreement to acquire the Bourbon Street Hotel and Casino located in Las Vegas, Nevada. In November 1995 the Company determined not to proceed with the acquisition due to
(i) the possibility of more attractive investment opportunities, (ii) the lack of attractive financing, and (iii) declining margins at the property. In connection with this decision, the Company wrote off $664,991 of costs and expenses related to the proposed acquisition.

In June 1996 the Company entered into a definitive asset purchase agreement to acquire the assets and operations of MBII which owns a riverboat casino in Clinton, Iowa for a purchase price of $40 million (see Note O).

E - DEBT

At April 30, 1996 and 1995 the Company had the following debt:

                                                                    1996           1995
                                                                 ---------      ------------


Note payable to bank                                             $ 981,240
Senior Note, net of discount of $118,397                                        $ 21,811,603
Notes payable to Casino America                                                    4,700,000
                                                                 ---------      ------------
                                                                   981,240        26,511,603
Less current portion                                               (62,676)      (26,511,603)
                                                                 ---------      ------------
   Long-term debt, less current portion                          $ 918,564      $       -
                                                                 =========      ============

In November 1995 the Company issued a $1 million ten year note to a bank which bears interest at prime plus 1 1/2%, and is collateralized by certain equipment of the Company. Principal and interest payments of $13,364 are due monthly for the full ten year term. Management believes the estimated fair value of the Company's long-term debt at April 30, 1996 approximates its carrying value.
The proceeds have been used for general corporate purposes.

In June 1994 SCGC issued a $28 million Senior Secured Increasing Rate Note (the "Senior Note") to an institutional investor. The Senior Note was initially due on June 3, 1995, but was subsequently extended to August 31, 1995 and carried a 12% coupon increasing 67 basis points each quarter up to a maximum interest rate of 14%. The Senior Note was issued with a five year warrant to purchase 508,414 shares of the Company's common stock. The proceeds from the private placement were allocated between the Senior Note ($26.7 million) and the warrant ($1.3 million) based upon the relative fair value of each of the securities at the time of issuance. The resulting original issue discount has been amortized over the life of the Senior Note using the effective interest method.

SCGC repaid $6.5 million of the Senior Note in October 1994. The balance of the Senior Note was repaid in August 1995 from the proceeds of $38.4 million of Senior Secured Increasing Rate Notes (the "New Notes"), issued jointly by SCGC and LRGP. The New Notes initially became due in July 1996, but can be extended up to an additional twelve months at the option of the issuers, provided no event of default has occurred and is continuing, and carry a 12% coupon increasing 25 basis points each quarter until maturity, and provide for contingent interest beginning in June 1996 equal to 7.5% of SCGC's and LRGP's consolidated cash flow, as defined. The New Notes are collateralized by substantially all of the assets of SCGC and LRGP and contain covenants relating to certain business, operational and financial matters. The New Notes are not guaranteed by the Company or any of its subsidiaries.

In March 1995, pursuant to the stock purchase agreement with LRGP, SCGC issued promissory notes aggregating $4.7 million to Casino America. The notes bear interest at 11.5% per annum and are due three business days after the New Notes are paid in full. The notes are not guaranteed by the Company or any of its subsidiaries.

F - CAPITAL STOCK

During fiscal 1994 the Company conducted a private placement offering under Regulation D of the Securities Act of 1933 ("Securities Act") whereby the Company sold 2,690,056 shares of its common stock to accredited investors which resulted in gross proceeds of approximately $14.0 million. In connection with such private placement the Company paid cash finder's fees of approximately $770,000. In May 1994 the Company sold an additional 636,700 shares of its common stock in the private placement offering which resulted in gross proceeds of approximately $3.7 million.

In connection with the purchase of SCGC's riverboat the Company issued 433,333 shares of its common stock during fiscal 1994 to Kehl River Boats, Inc. ("KRB"). During fiscal 1995, after KRB was found suitable by the Louisiana gaming regulatory authorities, the Company issued KRB the remaining 623,334 shares of its common stock due under the vessel purchase agreement.

During fiscal 1995 the Company sold 915,000 shares of its common stock pursuant to an effective registration statement resulting in net proceeds of $3,545,500. In addition, during fiscal 1995 the Company (i) sold 150,000 shares of its common stock to foreign investors under the provisions of Regulation S under the Securities Act resulting in net proceeds of $461,406, and (ii) issued a total of 325,000 shares of its common stock for services rendered and the termination of a certain letter agreement pertaining to a proposed casino site in Lake Charles, Louisiana that was ultimately not pursued.

In February 1995 the Company made a commitment to issue 50,000 shares of its common stock (representing $200,000) to a consultant upon commencement of SCGC's riverboat gaming operations in Calcasieu Parish, Louisiana. In July 1995 such operations commenced and subsequently the shares were issued.

In March 1996 the Company's Board of Directors approved a program to repurchase up to 500,000 shares (which was amended to 1,000,000 shares in May 1996) of the Company's common stock from time to time in the open market. At April 30, 1996 the Company had repurchased 25,000 shares pursuant to this program. The timing and amount of future share repurchases, if any, will depend on various factors including market conditions, available alternative investments and the Company's financial position.

The Company is authorized to issue up to one million shares of $.01 par value preferred stock in one or more series having such respective terms, rights and preferences as are designated by the Board of Directors. No preferred stock has yet been issued.


G - LICENSING

In connection with the proposed acquisition of the assets and operations of MBII, the Company has applied for an Iowa gaming license.

In connection with the Company's ownership of more than 5% of the outstanding common stock of Casino America, the Company has made application to the Mississippi gaming authorities to be approved to be a 5% or greater holder of such shares.

H - STOCK OPTIONS AND WARRANTS

Options

The Company has two stock option plans, the 1986 Incentive Stock Option Plan ("1986 Plan") for employees covering 1,250,000 shares of common stock and the 1991 Non-Qualified Stock Option Plan ("1991 Plan") for directors and key employees covering 250,000 shares of common stock. Stock options are granted with the exercise price equal to the market value of the Company's common stock on the date of grant. No options may be granted after September 1996 with respect to the 1986 Plan, and February 1996 with respect to the 1991 Plan. Options granted under the Plans expire in the years 1998 through 2006 and generally are exercisable on the date of grant, with the exception of options to purchase 225,000 shares which become exercisable from 1997 through 1999. At April 30, 1996 there were 248,575 shares of common stock available for grant under the 1986 Plan.

The following is an aggregate summary of the 1986 Plan and 1991 Plan activity since April 30, 1993:

                                                Number              Exercise Price              Proceeds
                                              of Shares                per Share              on Exercise
                                              ---------           -------------------         -----------
Outstanding at April 30, 1993                  237,143             $  .41 to   $  .72         $   152,813
           Granted                             507,500             $ 1.41 to   $ 7.38           2,903,125
           Exercised                           (77,500)            $  .63 to   $ 1.41             (62,891)
                                              --------                                        -----------

Outstanding at April 30, 1994                  667,143             $  .41 to   $ 7.38           2,993,047
           Granted                             480,000             $ 3.31 to   $ 4.03           1,671,094
           Exercised                           (39,500)            $  .41 to   $ 1.41             (38,047)
           Canceled                           (310,000)                        $ 7.31          (2,266,875)
                                              --------                                        -----------
Outstanding at April 30, 1995                  797,643             $  .41 to   $ 7.38           2,359,219
           Granted                              12,500                         $ 1.95              24,414
           Exercised                           (18,000)            $ 1.41 to   $ 3.31             (53,906)
           Canceled                            (25,000)                        $ 7.31            (182,813)
                                              --------                                        -----------
Outstanding at April 30, 1996                  767,143             $  .41 to   $ 7.38         $ 2,146,914
                                              ========                                        ===========

Warrants

During fiscal 1994 and 1995, the Company issued common stock purchase warrants to a variety of parties in connection with (i) the issuance of SCGC's debt (558,414 underlying shares), (ii) finder's fees for private placements of common stock (314,952 underlying shares), (iii) a commitment fee for the issuance of a commitment letter (160,880 underlying shares), (iv) the purchase of SCGC's riverboat (100,000 underlying shares), and (v) a certain joint venture agreement (50,000 underlying shares). The warrants issued were valued based upon a composite of commonly accepted warrant valuation models.

The following is an aggregate summary of warrant activity since April 30, 1993:

                                                        Number of
                                                       Underlying        Exercise Price       Proceeds
                                                         Shares            per Share         on Exercise
                                                       ----------       ---------------      -----------
        Outstanding at April 30, 1993                         -                               $     -
           Issued                                        475,832       $ 6.00  to $ 12.00      3,327,420
                                                       ---------                              ----------
        Outstanding at April 30, 1994                    475,832       $ 6.00  to $ 12.00      3,327,420
           Issued                                        708,414       $ 3.00  to $  7.25      2,793,992
                                                       ---------                              ----------
        Outstanding at April 30, 1995                  1,184,246       $ 3.00  to $ 12.00      6,121,412
                                                       ---------                              ----------
        Outstanding at April 30, 1996                  1,184,246       $ 3.00  to $ 12.00     $6,121,412
                                                       =========                              ==========

All of the warrants became exercisable upon their issuance. The warrants expire between 1997 and 1999, contain certain anti-dilution provisions and provide the holders with certain registration rights relative to the underlying shares.

I - INCOME TAXES

The provision (benefit) for income taxes from continuing operations was as follows for the three fiscal years ended April 30, 1996:

                                                             Fiscal          Fiscal         Fiscal
                                                              1996            1995           1994
                                                         -----------    ------------    ------------
Provision (benefit) for income taxes:
         Current                                         $     -        $     37,672    $    (43,359)
         Deferred                                          3,500,000      (3,940,000)     (1,062,574)
                                                         -----------    ------------    ------------
                                                         $ 3,500,000    $ (3,902,328)   $ (1,105,933)
                                                         ===========    ============    ============

The provision (benefit) for income taxes from continuing operations is different from the amount computed by applying the statutory federal income tax rate to income (loss) from continuing operations before income taxes for the following reasons:

                                                             Fiscal         Fiscal         Fiscal
                                                              1996           1995           1994
                                                             ------         ------        -------
Federal statutory rate                                         34%           (34)%          (34)%
State income tax, net of federal benefit                                      (5)            (3)
Equity in loss of SCGC                                          5
Basis difference in SCGC stock                                (22)
Valuation allowance                                                           23
Other                                                           5                             2
                                                             -----           -----          -----
                                                               22%           (16)%          (35)%
                                                             =====           =====          =====

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets were as follows:

                                                                   April 30,         April 30,
                                                                     1996              1995
                                                                 -----------     -------------
Deferred tax liabilities:
   Installment sale                                              $ 3,768,841
   License costs                                                                 $   3,442,030
   Land held for development                                       1,792,255         1,792,255
   Other                                                             460,560            19,975
                                                                 -----------     -------------
      Total deferred tax liabilities                               6,021,656         5,254,260
                                                                 -----------     -------------
Deferred tax assets:
   Pre-opening expenses                                            1,436,428         6,471,000
   Net operating loss carryforward                                   466,510         3,589,150
   Barge reserve                                                                       269,000
   Other                                                             118,718            57,304
                                                                 -----------     -------------
      Total deferred tax assets                                    2,021,656        10,386,454
      Valuation allowance                                                           (5,632,194)
                                                                 -----------     -------------
      Net deferred tax liability                                 $ 4,000,000     $     500,000
                                                                 ===========     =============

The Company recorded a valuation allowance for the year ended April 30, 1995 to reduce the carrying value of certain SCGC deferred tax assets. The valuation allowance at April 30, 1995 related to management's estimate of the realization of such deferred tax assets. At April 30, 1996 the Company had a net operating loss carryforward for tax purposes of approximately $1,372,000 which expires in 2011.


J - LEASES

The Company has certain operating leases for equipment and its office facilities. As of April 30, 1996 the aggregate rentals due under such leases were as follows:

           Fiscal             Amount
           ------           ---------
            1997            $  66,936
            1998               71,400
            1999               72,888
            2000               77,352
            2001               58,014
                            ---------
                            $ 346,590
                            =========

Rent expense for all operating leases during the last three fiscal years was as follows:


                                                             Fiscal            Fiscal          Fiscal
                                                              1996              1995            1994
                                                            ----------      ----------      ----------
        Continuing operations                               $   62,158      $   93,888      $   39,483
        Discontinued operations                                                                 23,727
                                                            ----------      ----------      ----------
                                                            $   62,158      $   93,888      $   63,210
                                                            ==========      ==========      ==========


K - COMMITMENTS AND CONTINGENCIES

Litigation

On September 21, 1994 an action was filed against the Company and SCGC in the 24th Judicial District Court for the Parish of Jefferson, Louisiana by Avondale Industries, Inc. ("Avondale"). In this action Avondale alleges that the Company was contractually obligated to Avondale for the construction of SCGC's riverboat vessel based upon a letter of intent (allegedly reaffirming a previous agreement entered into between Avondale and SCGC). Avondale alleges that the Company breached a duty to negotiate in good faith toward the execution of a definitive vessel construction contract. Alternatively, Avondale alleges that a separate oral contract for the construction of the vessel existed and that the Company committed unspecified unfair trade practices and made certain misrepresentations. Avondale seeks unspecified damages including "all lost profits and lost overhead" and attorneys fees. Avondale has claimed its lost profits and lost overhead amount to approximately $2.5 million. The Company intends to vigorously contest liability in this matter. While no assurance can be given as to the ultimate outcome of this litigation, management believes that this litigation will not have a material adverse effect on the Company.

Teaming Agreement

In June 1994 the Company entered into a teaming agreement with a group of individuals for the purpose of pursuing a gaming license in the State of Illinois. The agreement requires the Company to issue warrants to purchase up to 250,000 shares of the Company's common stock, and to make certain payments in cash upon the occurrence of specified events, including the issuance of a gaming license. The teaming agreement expires in April, 1997.

Severance Agreements

In July 1996 the Board of Directors of the Company authorized the Company to enter into severance agreements with three of its executive officers which provide for payments to the executives in the event of their termination after a change in control, as defined, of the Company. These agreements will provide, among other things, for a compensation payment equal to 2.99 times the annual compensation paid to the executive as well as accelerated vesting of options under the Company's incentive stock option plan.

Louisiana Local Option Referendum

As of August 6, 1996 the Company was the holder of 2,534,786 shares of Casino America common stock and a $10 million note receivable from Casino America. Casino America currently operates four gaming facilities, two in Mississippi and two in Louisiana. In April 1996 Louisiana gaming statutes were modified to provide for a local option vote to decide whether or not to continue riverboat gaming, video draw poker and the New Orleans land-based casino. The vote will be conducted on a parish by parish basis in November 1996 with separate votes for each form of gaming. The discontinuation of riverboat gaming in Bossier Parish or Calcasieu Parish would have a material adverse effect on Casino America and, to the extent the Company continues to hold securities of Casino America, the Company. Based upon published polls, the Company believes that the vote to continue riverboat gaming in the two parishes in which Casino America operates will be approved.


L - RELATED PARTY TRANSACTIONS

In June 1996 the Company entered into a definitive asset purchase agreement to acquire the assets and operations of MBII, which owns and operates a riverboat casino in Clinton, Iowa (see Note O). MBII is principally owned by the adult children of a director of the Company.

During fiscal 1995 the Company entered into a teaming agreement (see Note K) with an individual who subsequently became a director of the Company. Pursuant to such agreement the Company issued warrants to purchase 50,000 shares of the Company's common stock.

During fiscal 1994, in connection with the acquisition of SCGC (see Note D), the Company issued 400,000 shares of restricted common stock as a finder's fee to a company whose principal shareholder is a director of the Company. In July 1995 this director became a full-time executive officer of the Company.

The Company incurred legal fees of approximately $121,000, $259,000 and $218,000 during fiscal 1996, 1995 and 1994, respectively, from a law firm of which a director of the Company was a partner. In July 1995 this director left such law firm and became a full-time executive officer of the Company.

During fiscal 1994 the Company paid $24,000 for investment banking services to a company of which a director of the Company is an officer.

During fiscal 1994 the Company borrowed an aggregate of $700,000 on a short-term basis from an individual who was a beneficial shareholder of more than five percent of the Company at the time of such loan.


M - DISCONTINUED OPERATIONS

In July 1993 the Company made the decision to focus all its efforts in the gaming industry and discontinue operating in the cable programming industry.
As a result, during fiscal 1994 the Company sold all its remaining cable assets for total consideration of $1,125,000.

The loss on disposal of the Company's cable operations was as follows:

                                                       Loss Before      Income
                                                      Income Taxes    Tax Benefit    Net Loss
                                                      -----------      ----------    ---------
Loss on disposal of cable operations                   $(239,925)       $(81,575)    $(158,350)
Operating loss from July 1993 to
   February 1994 (disposal date)                         (32,432)        (11,027)      (21,405)
                                                       ---------        --------     ---------
                                                       $(272,357)       $(92,602)    $(179,755)
                                                       =========        ========     =========

The identifiable revenues and expenses from cable operations have been reclassified on the accompanying statements of operations from their historical classification to separately identify them as the net results of discontinued operations. Discontinued operations include allocations of general and administrative expenses that were determined to be directly related to such operations. The condensed statements of operations for discontinued operations for fiscal year 1994 are as follows:

                                                                         Fiscal 1994
                                                                 ---------------------------
                                                                  May-June         July-April
                                                                (Pre-measure-    (Post-measure-
                                                                 ment Date)        ment Date)
                                                                 ----------       ----------
Revenues                                                          $ 192,313       $  412,050
Costs and expenses                                                  187,845          444,482
Loss on disposal of cable operations                                                 239,925
                                                                 ----------       ----------
    Income (loss) before income taxes                                 4,468         (272,357)
Provision (benefit) for income taxes                                  1,519          (92,602)
                                                                 ----------       ----------
    Net income (loss)                                            $    2,949       $ (179,755)
                                                                 ==========       ==========



N - SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow disclosures are as follows for the three fiscal years ended April 30, 1996:

                                                              Fiscal          Fiscal         Fiscal
                                                               1996            1995           1994
                                                            -----------     ----------      ----------
Continuing operations:
   Note received for sale of 50% of SCGC stock              $20,000,000
   Common stock issued in acquisitions                                                      $9,582,500
   Common stock issued for equipment                                        $1,450,000         550,000
   Common stock issued for services and other                                1,300,000
   Equipment acquired under capital leases                                   5,778,767
   Equipment acquired with debt                                                              5,000,000
   Note payable converted to common stock                                                    3,000,000
   Note payable exchanged for land                                             471,465
   Retirement of debt with property                                                            200,000
   Warrants issued for equipment and services                                  337,500         951,664
   Interest paid, net of amount capitalized                     922,801      6,132,059          11,474
   Income taxes paid, net of refunds                                          (124,328)       (141,359)

Discontinued operations:
   Cable assets sold for note receivable                                                       250,000

O - SUBSEQUENT EVENTS

On May 3, 1996 the Company sold its remaining 50% interest in SCGC to Casino America for (i) 1,850,000 shares of Casino America common stock, (ii) the exchange of the $20 million LRGP Note for Note A and Note B, each in the principal amount of $10 million, and (iii) an additional five-year warrant to purchase up to another 416,667 shares of Casino America common stock (bringing the total number of shares purchasable pursuant to warrants by the Company to 833,334) at an exercise price of $12 per share. In connection with this transaction, in May 1996, the Company recorded a gain before income taxes of approximately $14.9 million (see Note C).

On June 11, 1996 the Company entered into a definitive asset purchase agreement to acquire the assets and operations of Mississippi Belle II, Inc. ("MBII") for a purchase price of $40 million. The MBII riverboat casino, located in Clinton, Iowa, has been owned and operated by the Kehl family, and has been profitable since its opening in June of 1991. The MBII riverboat contains approximately 485 slot machines, 20 table games, and has on-board dining and entertainment facilities. In connection with the agreement the Company will enter into employment agreements with certain members of the Kehl family whereby MBII's existing management will continue to operate the Clinton facility. Closing of the transaction is subject to certain conditions including obtaining the approval of the Iowa Racing and Gaming Commission. For the year ended December 31, 1995 MBII had revenues and pretax profits of $30.5 million and $9.5 million, respectively.

In August 1996 Casino America acquired the remaining interest in LRGP it did not already own and paid off Note A in the amount of $10 million which was due from LRGP to the Company. Also in August 1996, pursuant to a rights offering of Casino America, the Company exercised its right and purchased 684,786 shares of Casino America common stock for an aggregate purchase price of $4,023,118 or $5.875 per share.

REPORT OF INDEPENDENT ACCOUNTANTS                       Crown Casino Corporation


Stockholders and Board of Directors
Crown Casino Corporation

We have audited the accompanying consolidated balance sheets of Crown Casino Corporation and subsidiaries as of April 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Casino Corporation and subsidiaries as of April 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 1996 in conformity with generally accepted accounting principles.

Dallas, Texas                                           Coopers & Lybrand L.L.P.
August 6, 1996

COMMON STOCK INFORMATION, DIVIDENDS AND                 Crown Casino Corporation
RELATED STOCKHOLDER MATTERS

The Company's common stock is authorized for quotation on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") Small Cap Market under the NASDAQ symbol DICE. The following table sets forth, by fiscal quarter, the high and low bid prices reported by NASDAQ for the Company's common stock for the periods indicated. The bid quotation information presented represents prices between dealers and does not include retail mark-ups, mark-downs, or other fees or commissions and may not represent actual transactions.

                                   Fiscal 1996                    Fiscal 1995
                                -----------------              ----------------
                                 High       Low                 High      Low
  -----------------------------------------------------------------------------
  First quarter                 $6 5/16   $4 3/4               $7 1/2    $5 5/8
  Second quarter                 5 5/8     2 7/8                8 3/8     4 1/8
  Third quarter                  3 1/16    1 5/8                7         2 7/8
  Fourth quarter                 2 3/16    1 7/16               5 3/4     3 1/4

As of July 1, 1996, there were approximately 1,823 stockholders of record. This number excludes individual stockholders holding stock under nominee security position listings.

Since its inception the Company has paid no dividends on its common stock. The Company currently intends to follow a policy of retaining earnings to finance future growth. Payment of dividends in the future will be determined by the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and surplus, general financial condition, and contractual restrictions that may exist, and such other factors as the Board of Directors may deem relevant.

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

YEARS ENDED APRIL 30,              1996         1995         1994        1993         1992
- -------------------------------------------------------------------------------------------
Revenues from:
    Continuing operations       $     -      $     -      $     -     $     -      $    -
    Discontinued operations           -            -            604       1,347      11,618

Income (loss) from:
    Continuing operations       $   12,298   $ (20,325)   $  (2,052)  $    (263)   $  (380)
    Discontinued operations                                    (177)       (145)     2,701(a)
                                ----------   ---------    ---------   ---------    -------
                                $   12,298   $ (20,325)   $  (2,229)  $    (408)   $ 2,321
                                ----------   ---------    ---------   ---------    -------
Income (loss) per share:
    Continuing operations       $     1.03   $   (2.01)   $    (.34)  $    (.07)   $  (.10)
    Discontinued operations                                    (.03)       (.04)       .73
                                ----------   ---------    ---------   ---------    -------
                                $     1.03   $   (2.01)   $    (.37)  $    (.11)   $   .63
                                ----------   ---------    ---------   ---------    -------
Total assets(b)                 $   39,329   $   54,507   $   30,974  $    4,388   $ 5,477
Long-term obligations                  919        2,271        2,330         -         -
Stockholders' equity                30,153       17,930       23,837       3,711     4,196
Shares outstanding                  11,650       11,678        8,999       3,524     3,689

(a) - Includes a gain on the sale of certain cable assets of $5.7 million before income taxes.
(b) - Assets related to discontinued operations are shown net of related liabilities.