Form 10-K, Exhibit 13
period 1997-04-30
CROWN CASINO CORP
filed 1997-08-13
CIK 799850

                                                                    EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS  OF                CROWN CASINO CORPORATION
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion should be read in conjunction with the Company's consolidated financial statements appearing elsewhere in this annual report.


OVERVIEW

Crown Casino Corporation ("Crown" or the "Company") is a holding company which presently owns 79% of Concorde Acceptance Corporation ("Concorde"), a sub-prime mortgage lender, and 49% of Casino Magic Neuquen S.A. ("CMN"), a casino operator in the Province of Neuquen, Argentina. Crown also owns 100% of Gaming Entertainment Management Services, Inc. ("GEMS") which owns an 18.6 acre tract of land in the gaming district of Las Vegas, Nevada. GEMS has entered into a contract to sell the Las Vegas land for $15.25 million. The Company is presently focusing on (i) the acquisition or development of other casino gaming properties in Argentina, (ii) the development and expansion of Concorde's mortgage based lending business, and (iii) the potential acquisition or development of other businesses unrelated to casino gaming or mortgage based lending.

Since its inception in 1983 through June 1993 the Company was principally engaged in various facets of the cable and related programming businesses. During fiscal 1992 management determined the Company's programming business had become increasingly competitive from a profit margin standpoint and future growth was limited. As a result, in late fiscal 1992 the Company sold the majority of its programming business and began exploring new business opportunities. In June 1993 the Company made the decision to enter the gaming business, and, as a result, proceeded to sell the balance of its cable assets.

From June 1993, with the acquisition of 100% of St. Charles Gaming Company, Inc. ("SCGC"), until November 1996 the Company's primary business focus was that of owning, operating and developing casino gaming properties. SCGC owns and operates a riverboat gaming casino located in Calcasieu Parish, Louisiana which had been in the development stage until opening in July 1995. In June 1995 the Company sold a 50% interest in SCGC to Louisiana Riverboat Gaming Partnership ("LRGP") and in May 1996 sold its remaining 50% interest in SCGC to Casino America, Inc. ("Casino America").

In November 1996 the Company decided to cease pursuing gaming opportunities in the United States and began pursuing business opportunities in fields unrelated to casino gaming. As a result, in June 1997 the Company, along with certain newly hired management personnel, formed Concorde. Concorde is in the business of originating, purchasing, servicing and selling sub-prime mortgage loans which are secured primarily by first and second liens on residential properties. These loans are expected to be sold in privately negotiated transactions as well as to institutional investors in the secondary market through securitization programs.

Also in June 1997 the Company acquired a 49% interest in CMN from Casino Magic Corp. CMN operates casinos in the cities of Neuquen and San Martin de los Andes in the Province of Neuquen, Argentina under an exclusive concession contract.


RESULTS OF OPERATIONS

Since its acquisition in June 1993 through June 8, 1995 SCGC was a consolidated subsidiary of the Company. From June 9, 1995 (the date the first 50% interest in SCGC was sold) through May 3, 1996 (the date the remaining 50% interest in SCGC was sold) the Company accounted for its 50% interest in SCGC using the equity method. Accordingly, operating results for fiscal year 1997, 1996 and 1995 are not entirely comparable.


FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

General and administrative expenses for fiscal 1997 decreased $245,801 compared to fiscal 1996. The decrease was primarily attributable to a reduction in compensation costs, partially offset by increases in consulting and transportation expenses. Gaming development costs for fiscal 1997 decreased $175,030 compared to fiscal 1996 as a result of the Company's decision to cease pursuing gaming opportunities in the United States and begin pursuing business opportunities in other fields.

Interest expense for fiscal 1997 decreased $939,955 compared to fiscal 1996. The decrease was principally the result of the Company no longer consolidating the operating results of SCGC from and after June 9, 1995 as SCGC was formerly responsible for substantially all of the Company's consolidated interest expense. Interest income for fiscal 1997 decreased $762,272 compared to fiscal 1996. The decrease was principally the result of the prepayment of a $10 million note by Casino America in August 1996 and the sale of a second $10 million note in October 1996 both of which had been earning interest at 11.5% per annum. The proceeds from such notes were placed in money market funds which earned interest at approximately 5.3% per annum. Other income in fiscal 1997 pertains to a fee earned by the Company in assisting another company complete an acquisition.


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

Interest expense for fiscal 1996 decreased $5,817,826 compared to fiscal 1995. The decrease was the result of the Company no longer consolidating SCGC's operating results from and after June 9, 1995. Interest income for fiscal 1996 increased $2,115,707 compared to fiscal 1995. The increase was a result of interest being recognized in fiscal 1996 on a $20 million note issued by LRGP (the "LRGP Note") in connection with LRGP's purchase of 50% of SCGC in June 1995. The LRGP Note earned interest at the rate 11.5% per annum. During fiscal 1995 the LRGP Note was not in existence.


LIQUIDITY AND CAPITAL RESOURCES

As of July 31, 1997 the Company's sources of liquidity included (i) $12 million cash on hand, (ii) the sale of the Company's Las Vegas land which is under contract to be sold for $15.25 million in cash, and (iii) the issuance of debt and/or equity.

While the Company is focusing on (i) the acquisition or development of other casino gaming properties in Argentina, (ii) the development and expansion of Concorde's mortgage based lending business, and (iii) the potential acquisition or development of other businesses unrelated to casino gaming or mortgage based lending, the Company has made no definitive plans for the utilization of the Company's capital resources. Presently management believes the Company's capital resources are sufficient to satisfy the capital needs of the Company for the fiscal year ending April 30, 1998.

In March 1996 the Company's Board of Directors approved a program, as amended, to repurchase up to 2,000,000 shares of the Company's common stock from time to time in the open market. As of July 31, 1997 the Company had repurchased 1,739,774 shares pursuant to this program. The timing and amount of future share repurchases, if any, will depend on various factors including market conditions, available alternative investments and the Company's financial position.


SEASONALITY AND INFLATION

Management of the Company does not believe inflation has had a material effect on the Company's business. In addition, Concorde and CMN's businesses are not subject to significant seasonal fluctuations.

CONSOLIDATED BALANCE SHEETS                             CROWN CASINO CORPORATION

                                                                                                  April 30,
                                                                                           1997           1996
                                                                                       -----------   -------------
Assets

Current assets:
    Cash and cash equivalents                                                          $ 21,117,960  $     668,853
    Receivables, net                                                                        345,780        742,246
    Prepaid expenses                                                                         37,674         49,766
    Land held for sale                                                                   15,150,000
                                                                                       ------------  -------------
        Total current assets                                                             36,651,414      1,460,865
                                                                                       ------------  -------------
Property and equipment:
    Furniture, fixtures and equipment                                                     1,811,581      1,892,666
    Land held for development                                                                           16,169,709
                                                                                       ------------  -------------
                                                                                          1,811,581     18,062,375
    Less accumulated depreciation                                                          (226,404)      (194,179)
                                                                                       ------------  -------------
                                                                                          1,585,177     17,868,196
                                                                                       ------------  -------------

    Note receivable from LRGP                                                                           20,000,000
                                                                                       ------------  -------------

                                                                                       $ 38,236,591  $  39,329,061
                                                                                       ============  =============
Liabilities and Stockholders' Equity

Current liabilities:
    Accounts payable                                                                   $     41,284  $      72,773
    Accrued liabilities                                                                     422,609        819,018
    Current portion of long-term debt                                                                       69,005
    Income taxes payable                                                                    335,000
    Deferred income taxes                                                                 1,325,000
                                                                                       ------------  -------------
        Total current liabilities                                                         2,123,893        960,796
                                                                                       ------------  -------------

Long-term debt, less current portion                                                                       918,564
Deferred income taxes, less current portion                                                 400,000      4,000,000
Investment in SCGC                                                                                       3,297,043

Commitments and contingencies

Stockholders' equity:
    Preferred stock, par value $.01 per share, 1,000,000 shares authorized; none issued or outstanding
    Common stock, par value $.01 per share, 50,000,000 shares
        authorized; 10,394,585 issued and outstanding (11,650,559 in 1996)                  103,946        116,506
    Additional paid-in capital                                                           38,496,803     41,784,088
    Accumulated deficit                                                                  (2,888,051)   (11,747,936)
                                                                                       ------------  -------------
        Total stockholders' equity                                                       35,712,698     30,152,658
                                                                                       ------------  -------------
                                                                                       $ 38,236,591  $  39,329,061
                                                                                       ============  =============

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS                   Crown Casino Corporation


                                                                                  Years Ended April 30,
                                                                         1997             1996             1995
                                                                    -------------    -------------    -------------
Revenues                                                            $   -            $ -              $   -

Costs and expenses:
    General and administrative                                          2,796,273        3,042,074        2,008,319
    Write-down of land held for sale                                    1,019,709
    SCGC pre-opening and development                                                       536,110       14,808,121
    Gaming development                                                     40,933          215,963          513,040
    Gaming acquisition abandonment                                        696,009          664,991
    Depreciation and amortization                                         168,443          130,556          248,044
                                                                    -------------    -------------    -------------
                                                                        4,721,367        4,589,694       17,577,524
                                                                    -------------    -------------    -------------
Other income (expense):
    Interest expense                                                      (68,757)      (1,008,712)      (6,826,538)
    Interest income                                                     1,530,324        2,292,596          176,889
    Equity in loss of SCGC                                                              (2,408,213)
    Gain on sale of SCGC                                               14,934,543       21,512,640
    Loss on sale of securities                                         (5,254,858)
    Other income                                                          500,000
                                                                    -------------    -------------    -------------
                                                                       11,641,252       20,388,311       (6,649,649)
                                                                    -------------    -------------    -------------

        Income (loss) before income taxes                               6,919,885       15,798,617      (24,227,173)

Provision (benefit) for income taxes                                   (1,940,000)       3,500,000       (3,902,328)
                                                                    -------------    -------------    -------------

         Net income (loss)                                          $   8,859,885    $  12,298,617    $ (20,324,845)
                                                                    =============    =============    =============

Earnings (loss) per share                                           $         .80    $        1.03    $       (2.01)
                                                                    =============    =============    =============

Weighted average common and common
    equivalent shares outstanding                                      11,027,077       11,981,757       10,103,993
                                                                    =============    =============    =============


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                   CROWN CASINO CORPORATION


                                                                                  Years Ended April 30,
                                                                         1997             1996             1995
                                                                    -------------    -------------    -------------
Operating activities:
    Net income (loss)                                               $   8,859,885    $  12,298,617    $ (20,324,845)
    Adjustments to reconcile net income (loss)
       to net cash used by operating activities:
       Depreciation and amortization                                      168,443          130,556          248,044
       Amortization of debt issuance costs/discount                                        389,360        3,376,392
       Deferred income taxes                                           (2,275,000)       3,500,000       (3,940,000)
       Equity in loss of SCGC                                                            2,408,213
       Write-down of assets                                             1,715,718           51,496        3,131,359
       Gain on sale of SCGC                                           (14,934,543)     (21,512,640)
       Equity securities issued for services                                                              1,562,500
       Loss on sale of securities                                       5,254,858
       Changes in assets and liabilities, net of transactions:
           Receivables, net                                               396,466         (780,747)         592,447
           Prepaid expenses                                                12,092           54,347         (902,259)
           Accounts payable and accrued liabilities                      (145,398)         243,606        1,611,415
           Income taxes payable                                          (335,000)
                                                                    -------------    -------------    -------------
        Net cash used by operating activities                          (1,282,479)      (3,217,192)     (14,644,947)
                                                                    -------------    -------------    -------------
Investing activities:
    Purchase of assets                                                 (1,076,142)      (4,536,401)     (18,897,910)
    Sale of assets                                                        325,000          441,023
    Purchase of securities                                             (4,023,118)
    Sale of securities                                                 11,593,260
    Sale/collection of notes receivable                                19,200,000
    Sale of SCGC                                                                         1,000,000
                                                                    -------------    -------------    -------------
        Net cash provided (used) by investing activities               26,019,000       (3,095,378)     (18,897,910)
                                                                    -------------    -------------    -------------
Financing activities:
    Issuance of common stock                                                                23,125        7,403,490
    Purchase of common stock                                           (3,299,845)        (298,723)         (55,000)
    Issuance of debt and warrants                                                        1,000,000       32,700,000
    Debt issuance costs                                                                                  (1,633,407)
    Advances from LRGP                                                                   4,627,897        2,179,083
    Payments of debt and capital lease obligations                       (987,569)         (63,316)      (7,137,808)
                                                                    -------------    -------------    -------------
        Net cash provided (used) by financing activities               (4,287,414)       5,288,983       33,456,358
                                                                    -------------    -------------    -------------

Increase (decrease) in cash and cash equivalents                       20,449,107       (1,023,587)         (86,499)
Cash and cash equivalents at:    Beginning of year                        668,853        1,692,440        1,778,939
                                                                    -------------    -------------    -------------

                                 End of year                        $  21,117,960    $     668,853    $   1,692,440
                                                                    =============    =============    =============

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY         CROWN CASINO CORPORATION

For the Three Years in the Period Ended April 30, 1997


                                                                Common Stock                   Treasury Stock
                                                          ------------------------           ------------------------
                                                            Shares       Amount              Shares      Amount
                                                          ----------  ------------           ----------  ------------
Balance at April 30, 1994                                  9,686,319  $     96,863            687,394 $  (587,887)

    Issuance of common stock                               2,650,034        26,501
    Issuance of warrants
    Purchase of common stock                                                                   10,000     (55,000)
    Stock options exercised                                   39,500           395
    Cancellation of treasury stock                          (697,394)       (6,974)          (697,394)    642,887
    Net loss
                                                          ----------  ------------           ----------  ------------


Balance at April 30, 1995                                 11,678,459       116,785                -           -

    Issuance of common stock                                  50,000           500
    Purchase of common stock                                 (90,900)         (909)
    Stock options exercised                                   13,000           130
    Net income
                                                          ----------  ------------           ----------  ------------

Balance at April 30, 1996                                 11,650,559       116,506                -           -

    Purchase of common stock                              (1,255,974)      (12,560)
    Net income
                                                          ----------  ------------           ----------  ------------

Balance at April 30, 1997                                 10,394,585  $    103,946                -      $    -
                                                          ==========  ============           ==========  ============


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY         CROWN CASINO CORPORATION

                                                              Additional                                Total
                                                                Paid-in           Accumulated        Stockholders
                                                                Capital             Deficit             Equity
                                                            --------------      --------------     --------------
Balance at April 30, 1994                                   $   28,049,381      $   (3,721,708)    $   23,836,649

    Issuance of common stock                                    12,418,442                             12,444,943
    Issuance of warrants                                         1,989,845                              1,989,845
    Purchase of common stock                                                                              (55,000)
    Stock options exercised                                         37,652                                 38,047
    Cancellation of treasury stock                                (635,913)
    Net loss                                                                       (20,324,845)       (20,324,845)
                                                            --------------      --------------     --------------

Balance at April 30, 1995                                       41,859,407         (24,046,553)        17,929,639

    Issuance of common stock                                       199,500                                200,000
    Purchase of common stock                                      (297,814)                              (298,723)
    Stock options exercised                                         22,995                                 23,125
    Net income                                                                      12,298,617         12,298,617
                                                            --------------      --------------     --------------

Balance at April 30, 1996                                       41,784,088         (11,747,936)        30,152,658

    Purchase of common stock                                    (3,287,285)                            (3,299,845)
    Net income                                                                       8,859,885          8,859,885
                                                            --------------      --------------     --------------

Balance at April 30, 1997                                   $   38,496,803      $   (2,888,051)    $   35,712,698
                                                            ==============      ==============     ==============


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS              CROWN CASINO CORPORATION



A - History and Description of Business

Crown Casino Corporation ("Crown" or the "Company") is a holding company which presently owns 79% of Concorde Acceptance Corporation ("Concorde"), a sub-prime mortgage lender, and 49% of Casino Magic Neuquen S.A. ("CMN"), a casino operator in the Province of Neuquen, Argentina. Crown also owns 100% of Gaming Entertainment Management Services, Inc. ("GEMS") which owns an 18.6 acre tract of land in the gaming district of Las Vegas, Nevada. GEMS has entered into a contract to sell the Las Vegas land for $15.25 million (see Note E). The Company is presently focusing on (i) the acquisition or development of other casino gaming properties in Argentina, (ii) the development and expansion of Concorde's mortgage based lending business, and (iii) the potential acquisition or development of other businesses unrelated to casino gaming or mortgage based lending.

From June 1993, with the acquisition of 100% of St. Charles Gaming Company, Inc. ("SCGC"), until November 1996, the Company's primary business focus was that of owning, operating and developing casino gaming properties. SCGC owns and operates a riverboat gaming casino located in Calcasieu Parish, Louisiana which had been in the development stage until opening in July 1995. In June 1995 the Company sold a 50% interest in SCGC to Louisiana Riverboat Gaming Partnership ("LRGP") and in May 1996 sold its remaining 50% interest in SCGC to Casino America, Inc. ("Casino America") (see Note C).

In November 1996 the Company decided to cease pursing gaming opportunities in the United States and began pursuing business opportunities in fields unrelated to casino gaming. As a result, in June 1997 the Company, along with certain newly hired management personnel, formed Concorde. Concorde is in the business of originating, purchasing, servicing and selling sub-prime mortgage loans which are secured primarily by first and second liens on residential properties. These loans are expected to be sold in privately negotiated transactions as well as to institutional investors in the secondary market through securitization programs.

Also in June 1997 the Company acquired a 49% interest in CMN from Casino Magic Corp. ("Casino Magic"). CMN operates casinos in the cities of Neuquen and San Martin de los Andes in the Province of Neuquen, Argentina under an exclusive concession contract (see Note D).



B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principals of Consolidation
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements include the accounts of Crown Casino Corporation and all of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Since its acquisition in June 1993 through June 8, 1995 SCGC was a consolidated subsidiary of the Company. From June 9, 1995 through May 3, 1996 the Company accounted for its 50% ownership in SCGC using the equity method.

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

Concentration of Credit Risk
At April 30, 1997 the majority of the Company's cash was invested in two large institutional money market funds which balances are not insured. Management believes the credit risk associated with these money market funds is nominal.

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

Treasury Stock
During fiscal 1995 the Company formally canceled all of its shares held in treasury. Also during fiscal 1996 and 1997 the Company repurchased some of its common stock and immediately thereafter canceled the shares. The amount credited to additional paid-in capital upon the original issuance of such shares was estimated to be equal to or greater than the Company's cost of reacquiring such shares. Accordingly, the carrying value in excess of the par value of such shares was charged to additional paid-in capital upon such cancellation.

Earnings (Loss) Per Share
Earnings (loss) per share has been calculated using the weighted average number of shares outstanding, including common stock equivalents, if dilutive. Fully diluted per share amounts are substantially the same as primary per share amounts for the periods presented.

In February 1997 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share ("EPS")," which is effective in fiscal 1998 and earlier application is not permitted. SFAS No. 128 simplifies the standards for computing earnings per share. It replaces the presentation of primary EPS with a presentation of basic EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. If SFAS No. 128 had been applied to fiscal 1997 results of operations, the Company's basic EPS would have been $.82 based upon a weighted-average number of common shares outstanding of 10,868,119. Fully dilutive EPS remains the same under SFAS No. 128 but will be referred to as diluted EPS.

Recent Accounting Pronouncements
In June 1997 the FASB issued SFAS No. 130 "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components in a full set of general purpose financial statements. Also in June 1997 the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," which requires public companies to disclose certain operating and financial information by business segment in their annual and interim financial statements. SFAS No. 130 and No. 131 are effective for fiscal years beginning after December 15, 1997.

Reclassifications
Certain prior year amounts in the accompanying financial statements have been reclassified to conform to the fiscal 1997 presentation.


C - SALE OF SCGC

On June 9, 1995 pursuant to a definitive stock purchase agreement, the Company sold a 50% interest in SCGC to LRGP, a joint venture then owned 50% by Casino America and 50% by Louisiana Downs, Inc. The purchase price consisted of (i) a five-year $20 million non-recourse note with interest payable monthly at 11.5% per annum (the "LRGP Note"), (ii) $1 million cash, and (iii) a non-detachable five-year warrant to purchase 416,667 shares of Casino America common stock at $12 per share. In connection with this transaction, in June 1995, the Company recorded a gain before income taxes of approximately $21.5 million.

On May 3, 1996 the Company sold its remaining 50% interest in SCGC to Casino America for (i) 1,850,000 shares of Casino America common stock, which the Company valued at $6.50 per share, (ii) the exchange of the $20 million LRGP Note for LRGP Note A ("Note A") and LRGP Note B ("Note B"), each in the principal amount of $10 million and bearing interest at 11.5% per annum, and
(iii) an additional non-detachable five-year warrant to purchase up to another 416,667 shares of Casino America common stock at an exercise price of $12 per share. In connection with this transaction, in May 1996, the Company recorded a gain before income taxes of approximately $14.9 million.

In August 1996 Casino America paid off Note A in full and in October 1996 the Company sold Note B at a discount of $800,000. Also in August 1996 the Company acquired 684,786 shares of Casino America common stock for an aggregate purchase price of $4,023,118 in connection with a rights offering declared by Casino America. These shares were sold in October and November 1996 resulting in a gain before income taxes of $207,139. Also in November 1996 the Company sold the 1,850,000 shares of Casino America common stock it had received in the sale of its remaining 50% interest in SCGC for net proceeds of $7,363,003, resulting in a loss before income taxes of $4,661,997.

The Company has included 100% of SCGC's operating results in its consolidated results of operations through June 8, 1995. From and after June 9, 1995 (the date of sale of the first 50% interest in SCGC), the Company has accounted for its investment in SCGC on the equity method, and accordingly has included its proportionate share of SCGC's operating results in its consolidated results of operations. The Company's gain before income taxes on the sale of SCGC is calculated as follows (in thousands):

                                                           Sale of      Sale of
                                                          First 50%  Second 50%
                                                         (June 1995) (May 1996)
                                                         ----------- ----------
        Consideration received in sale                    $ 21,000    $ 12,025
        The Company's negative basis in stock sold             889       3,297
        Transaction and other costs                           (376)       (388)
                                                           -------      ------

          Gain before income taxes on sale of SCGC        $ 21,513    $ 14,934
                                                          ========    ========

Upon closing of the sale of its remaining 50% interest in SCGC on May 3, 1996, the Company's investment in SCGC was eliminated. Other than a guarantee of certain leases, for which the Company has been indemnified by LRGP, the Company is not liable for any obligations of SCGC.

At April 30, 1996 SCGC had assets, liabilities and shareholders' deficit of approximately $87 million, $94 million and $7 million, respectively. SCGC's condensed results of operations for the years ended April 30, 1996 and 1995, are as follows (in thousands):

                                                           Fiscal     Fiscal
                                                            1996       1995
                                                            ----       ----
        Revenues                                          $ 57,263    $   -

        Costs and expenses                                  50,958
        Pre-opening and development                          4,196      14,809
        Depreciation and amortization                        3,289         111
        Interest expense                                     6,210       6,810
        Benefit for income taxes                            (1,056)     (2,828)
                                                          --------    --------
          Net loss                                        $ (6,334)   $(18,902)
                                                          ========    ========

During the year ended April 30, 1996 the Company included approximately $3.4 million of net costs and expenses, or approximately $.28 per share, attributable to SCGC in its consolidated results of operations.



D - ACQUISITIONS

In June 1997 the Company acquired 49% of the capital stock of CMN as well as interests in certain other assets and contracts related to CMN from Casino Magic for a purchase price of $7 million. CMN operates casinos in the cities of Neuquen and San Martin de los Andes in the Province of Neuquen, Argentina under an exclusive concession contract that expires in 2007, but can be extended by CMN for an additional five years under certain circumstances. CMN's revenues were $15.9 million and $13.0 million for the years ended December 31, 1996 and 1995, respectively.

In June 1996 the Company entered into a definitive asset purchase agreement to acquire the assets and operations of Mississippi Belle II, Inc. ("MBII") which owns a riverboat casino in Clinton, Iowa for a purchase price of $40 million. In November 1996 the Company decided to cease pursuing gaming opportunities in the United States and began pursuing business opportunities in fields unrelated to casino gaming and, as a result, elected to abandon the proposed acquisition of MBII. As a result the Company wrote-off $696,009 of costs, including a $500,000 non-refundable deposit.

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



E - LAND HELD FOR SALE

In April 1997 the Company entered into an agreement, subject to certain conditions, to sell its 18.6 acre tract of land in Las Vegas, Nevada for $15.25 million. As a result of this agreement, the Company wrote down the value of such land to $15.15 million, which represents the contract selling price of the land less the estimated transaction costs. Closing is expected in September 1997. In the event the conditions to closing are satisfied and the buyer fails to close, the buyer would be required to pay the Company $250,000 as liquidated damages.



F - DEBT

In November 1995 the Company issued a $1 million ten year note to a bank bearing interest at prime plus 1 1/2% that was collateralized by certain equipment of the Company. The Note was paid off in December 1996.

In June 1994 SCGC issued a $28 million Senior Secured Increasing Rate Note (the "Senior Note") to an institutional investor. The Senior Note carried a 12% coupon increasing 67 basis points each quarter up to a maximum interest rate of 14%. The Senior Note was issued with a five year warrant to purchase 508,414 shares of the Company's common stock. The proceeds from the private placement were allocated between the Senior Note ($26.7 million) and the warrant ($1.3 million) based upon the relative fair value of each of the securities at the time of issuance. The resulting original issue discount was amortized over the life of the Senior Note using the effective interest method. SCGC repaid $6.5 million of the Senior Note in October 1994 and the balance was repaid in August 1995.



G - INCOME TAXES

The provision (benefit) for income taxes for the fiscal years ended April 30, 1997, 1996 and 1995 was as follows:

                                                   Fiscal         Fiscal         Fiscal
                                                    1997           1996           1995
                                                 ----------     ----------      ---------
    Provision (benefit) for income taxes:
            Current                           $    335,000     $        --    $     37,672
            Deferred                            (2,275,000)      3,500,000      (3,940,000)
                                              ------------     -----------    ------------
                                              $ (1,940,000)    $ 3,500,000    $ (3,902,328)
                                              ============     ===========    ============

The provision (benefit) for income taxes is different from the amount computed by applying the statutory federal income tax rate to income (loss) before income taxes for the following reasons:

                                                Fiscal       Fiscal       Fiscal
                                                 1997         1996         1995
                                              ----------   ----------    ---------
Federal statutory rate                            34%           34%        (34)%
State income tax, net of federal benefit                                    (5)
Equity in loss of SCGC                                           5
Basis difference in SCGC stock                   (62)          (22)
Valuation allowance                                                         23
Other                                                            5
                                              ----------  ------------  ----------
                                                 (28)%          22%        (16)%
                                              ==========  ============  ==========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets were as follows:

                                                                                  April 30,
                                                                             1997          1996
                                                                          -----------   -----------
Deferred tax liabilities:
         Installment sale                                                               $ 3,768,841
         Land held for sale                                               $ 1,445,553     1,792,255
         Other                                                                395,332       460,560
                                                                          -----------   -----------
                       Total deferred tax liabilities                       1,840,885     6,021,656
                                                                          -----------   -----------
Deferred tax assets:
         Pre-opening expenses                                                             1,436,428
         Net operating loss carryforward                                                    466,510
         Other                                                                115,885       118,718
                                                                          -----------   -----------
                       Total deferred tax assets                              115,885     2,021,656
                                                                          -----------   -----------

                       Net deferred tax liability                         $ 1,725,000   $ 4,000,000
                                                                          ===========   ===========

In fiscal 1997 the Company utilized approximately $1.4 million of net operating loss carryforwards in determining its federal income tax provision.



H - CAPITAL STOCK

In March 1996 the Company's Board of Directors approved a program, as amended, to repurchase up to 2,000,000 shares of the Company's common stock from time to time in the open market. At April 30, 1997 the Company had repurchased 1,280,974 shares pursuant to this program. The timing and amount of future share repurchases, if any, will depend on various factors including market conditions, available alternative investments and the Company's financial position.

The Company is authorized to issue up to one million shares of $.01 par value preferred stock in one or more series having such respective terms, rights and preferences as are designated by the Board of Directors. No preferred stock has been issued.



I - STOCK OPTIONS AND WARRANTS

Options
The shareholders of the Company have approved two stock option plans, the 1986 Incentive Stock Option Plan ("1986 Plan") for employees covering 1,250,000 shares of common stock and the 1991 Non-Qualified Stock Option Plan ("1991 Plan") for directors and key employees covering 250,000 shares of common stock. While previously granted options remain effective, the provisions of the 1986 and 1991 Plans permitting additional option grants have expired. As a result, in July 1997 the Board of Directors of the Company adopted the 1997 Stock Option Plan ("1997 Plan") for employees, directors and certain advisors and consultants covering 1,000,000 shares of common stock. Certain aspects of the 1997 Plan are subject to shareholder approval. Generally, stock options are granted with the exercise price equal to the market value of the Company's common stock on the date of grant. Options granted under the 1986 and 1991 Plans expire in the years 1998 through 2006.

The following is an aggregate summary of the 1986 Plan and 1991 Plan activity since April 30, 1994:

                                                   Number         Exercise Price         Proceeds
                                                 of Shares          per Share           on Exercise
                                                 --------- --------------------------   -----------
              Outstanding at April 30, 1994       667,143   $  .41     to    $   7.38   $ 2,993,047
                  Granted                         480,000   $ 3.31     to    $   4.03     1,671,094
                  Exercised                       (39,500)  $  .41     to    $   1.41       (38,047)
                  Canceled                       (310,000)                   $   7.31    (2,266,875)
                                                 --------                                ----------
              Outstanding at April 30, 1995       797,643   $  .41     to    $   7.38     2,359,219
                  Exercised                       (18,000)  $ 1.41     to    $   3.31       (53,906)
                  Canceled                        (25,000)                   $   7.31      (182,813)
                                                 --------                                ----------
              Outstanding at April 30, 1996       754,643   $  .41     to    $   7.38     2,122,500
                  Granted                          60,000                    $   2.81       168,750
                                                 --------                                ----------

              Outstanding at April 30, 1997       814,643   $  .41     to    $   7.38    $2,291,250
                                                 ========                                ==========

A summary of stock options outstanding as of April 30, 1997 is as follows:

                                                           Weighted Average
                         Range of                       Remaining Contractual    Weighted
                         Exercise          Number of             Life             Average
                          Prices            Shares            (in years)      Exercise Price
                        ---------         ----------    --------------------  --------------
                    $   .41  to  $ 1.55      254,643              4.29             $  .96
                    $  2.81  to  $ 4.03      525,000              7.93               3.41
                    $  7.31  to  $ 7.38       35,000              6.94               7.33
                                             -------

                    $   .41  to  $ 7.38      814,643              6.75             $ 2.81
                                             =======


All of the above options were exercisable at April 30, 1997 with the exception of options to purchase 150,000 shares at prices ranging from $3.31 to $3.88 which become exercisable from 1998 through 1999.

In October 1995 the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation," which establishes a new fair value based accounting method for stock-based compensation plans and encourages (but does not require) employers to adopt the new method in place of the provisions of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees." Companies may continue to apply the accounting provisions of APB No. 25 in determining net income; however, they must apply the disclosure requirements of SFAS No. 123 for all grants issued after fiscal 1995. The Company elected to continue to apply the provisions of APB No. 25 in accounting for the employee stock plans described above. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock option plans been determined based on the fair value of the options granted in accordance with SFAS No. 123, the Company's net income and earnings per share would have been $8,800,827 and $.80, respectively, for the fiscal year ended April 30, 1997. The fair value of each option grant was determined as of the grant date using the Black-Scholes valuation model with the following weighted average assumptions: dividend yield of 0%, expected volatility of 52.5%; risk-free interest rate of 6.56%, and expected life of 5 years.

Warrants
The Company issued common stock purchase warrants to a variety of parties in connection with financing activities, the development of SCGC's riverboat gaming project and certain other matters. The warrants issued were valued based upon a composite of commonly accepted warrant valuation models.

The following is an aggregate summary of warrants outstanding as of April 30, 1997:

          Number of
          Underlying             Exercise Price     Proceeds
            Shares                 per Share       on Exercise
         ------------           --------------     -----------
         1,184,246           $3.00   to   $12.00    $6,121,412
         =========                                  ==========

All of the warrants are presently exercisable. The warrants expire between 1997 and 1999, contain certain anti-dilution provisions and provide the holders with certain registration rights relative to the underlying shares.

J - LEASES

The Company has certain operating leases for equipment and its office facilities. As of April 30, 1997 the aggregate rentals due under such leases were as follows:

            Fiscal   Amount
            ------   ------
            1998  $  112,968
            1999     101,910
            2000      79,248
            2001      58,014
                  ----------
                  $  352,140
                  ==========


Rent expense for all operating leases was approximately $136,000, $115,000, and $94,000 during fiscal 1997, 1996 and 1995, respectively.



K - RELATED PARTY TRANSACTIONS

In June 1996 the Company entered into a definitive asset purchase agreement to acquire the assets and operations of MBII, which owns and operates a riverboat casino in Clinton, Iowa. MBII is principally owned by the adult children of a director of the Company. In November 1996 the Company determined to abandon the proposed transaction (see Note D).

During fiscal 1995 the Company entered into a teaming agreement with an individual who subsequently became a director of the Company. Pursuant to such agreement the Company issued warrants to purchase 50,000 shares of the Company's common stock.

The Company incurred legal fees of approximately $7,000, $121,000, and $259,000 during fiscal 1997, 1996 and 1995, respectively, from a law firm of which a director of the Company was a partner. In July 1995 this director left such law firm and became a full-time executive officer of the Company.



L - COMMITMENTS AND CONTINGENCIES

Litigation
In September 1994 an action was filed against the Company and SCGC in the 24th Judicial District Court for the Parish of Jefferson, Louisiana by Avondale Industries, Inc. ("Avondale"). In this action Avondale alleges that the Company was contractually obligated to Avondale for the construction of SCGC's riverboat vessel based upon a letter of intent (allegedly reaffirming a previous agreement entered into between Avondale and SCGC). Avondale alleges that the Company breached a duty to negotiate in good faith toward the execution of a definitive vessel construction contract. Alternatively, Avondale alleges that a separate oral contract for the construction of the vessel existed and that the Company committed unspecified unfair trade practices and made certain misrepresentations. Avondale seeks unspecified damages including "all lost profits and lost overhead" and attorneys fees. Avondale has claimed its lost profits and lost overhead amount to approximately $2.5 million. The Company intends to vigorously contest liability in this matter. While no assurance can be given as to the ultimate outcome of this litigation, management believes its resolution will not have a material adverse effect on the Company.

In July 1997 an action was filed against certain officers of Concorde, along with Concorde and the Company (collectively, the "Defendants") in the 134th Judicial District Court of Dallas County, Texas by Eagle Capital Corp. ("Eagle"). In this action Eagle alleges that while such officers were employed by Eagle they disseminated confidential and proprietary information regarding Eagle to the Company in order to create a competing business. Eagle seeks to enjoin all Defendants from their alleged possession and use of Eagle's confidential business information and to recover damages in an unspecified amount. The Company believes the allegations of this action are without merit and intends to vigorously contest liability in this matter. While no assurance can be given as to the ultimate outcome of this litigation, management believes its resolution will not have a material adverse effect on the Company.

Severance Agreements
In July 1996 the Board of Directors of the Company authorized the Company to enter into severance agreements with its three executive officers which provide for payments to the executives in the event of their termination after a change in control, as defined, of the Company. The agreements provide, among other things, for a compensation payment equal to 2.99 times the annual compensation paid to the executive, as well as accelerated vesting of options under the Company's incentive stock option plan, in the event of such executive's termination in connection with a change in control.



M - SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow disclosures for the fiscal years ended April 30, 1997, 1996 and 1995 are as follows:

                                                                              Fiscal        Fiscal         Fiscal
                                                                               1997          1996           1995
                                                                           -----------    -----------    -----------
           Note received for sale of first 50% interest in SCGC                           $20,000,000
           Stock received for sale of second 50% interest in              $12,025,000
           Common stock issued for equipment                                                              $1,450,000
           Common stock issued for services and other                                                      1,300,000
           Equipment acquired under capital leases                                                         5,778,767
           Note payable exchanged for land                                                                   471,465
           Warrants issued for equipment and services                                                        337,500
           Interest paid, net of amount capitalized                            68,757         922,801      6,132,059
           Income taxes refunded, net                                                                       (124,328)

N - SUBSEQUENT EVENTS

In June 1997 the Company acquired 49% of the capital stock of CMN as well as interests in certain other assets and contracts related to CMN from Casino Magic for a purchase price of $7 million. CMN operates casinos in the cities of Neuquen and San Martin de los Andes in the Province of Neuquen, Argentina under an exclusive concession contract that expires in 2007, but can be extended by CMN for five additional years under certain circumstances. CMN's revenues were $15.9 million and $13.0 million for the years ended December 31, 1996 and 1995, respectively.

In June 1997 the Company, along with certain newly hired management personnel, formed Concorde. Concorde is in the business of originating, purchasing, servicing and selling sub-prime mortgage loans which are secured primarily by first and second liens on residential properties. These loans are expected to be sold in privately negotiated transactions as well as to institutional investors in the secondary market through securitization programs.

REPORT OF INDEPENDENT ACCOUNTANTS                       Crown Casino Corporation



Stockholders and Board of Directors
Crown Casino Corporation

We have audited the accompanying consolidated balance sheets of Crown Casino Corporation and subsidiaries as of April 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Casino Corporation and subsidiaries as of April 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 1997 in conformity with generally accepted accounting principles.


Dallas, Texas                                           Coopers & Lybrand L.L.P.
July 11, 1997

COMMON STOCK INFORMATION, DIVIDENDS AND                 Crown Casino Corporation
RELATED STOCKHOLDER MATTERS

The Company's common stock is authorized for quotation on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") Small Cap Market under the NASDAQ symbol DICE. The following table sets forth, by fiscal quarter, the high and low sale prices reported by NASDAQ for the Company's common stock for the periods indicated.

                                 Fiscal 1997         Fiscal 1996
                                High     Low        High     Low
            -------------------------------------------------------
            First quarter    $3 5/8    $1 11/16   $6 3/8  $4 3/4
            Second quarter    3 1/16    2          5 3/4   2 7/8
            Third quarter     3 1/4     2          3 13/64 1 11/16
            Fourth quarter    2 15/16   2          2 1/4   1 7/16

As of July 1, 1997 there were approximately 1,712 stockholders of record. This number excludes individual stockholders holding stock under nominee security position listings.

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

Years Ended April 30,                         1997             1996           1995          1994         1993
---------------------------------------------------------------------------------------------------------------
Revenues from:
    Continuing operations                 $     -         $     -         $     -        $    -       $  -
    Discontinued operations                     -               -               -              604       1,347

Income (loss) from:
    Continuing operations                 $      8,860    $      12,298   $  (20,325)    $  (2,052)   $   (263)

    Discontinued operations                                                                   (177)       (145)
                                          ------------    -------------   ----------     ---------    --------
                                          $      8,860    $      12,298   $  (20,325)    $  (2,229)   $   (408)
                                          ------------    -------------   ----------     ---------    --------
Income (loss) per share:
    Continuing operations                 $        .80    $        1.03   $    (2.01)    $    (.34)   $   (.07)
    Discontinued operations                                                                   (.03)       (.04)
                                          ------------    -------------   ----------     ---------    --------
                                          $        .80    $        1.03   $    (2.01)    $    (.37)   $   (.11)
                                          ------------    -------------   ----------     ---------    --------

Total assets                              $     38,237    $      39,329   $   54,507     $  30,974    $  4,388
Long-term obligations                           -                   919        2,271         2,330       -
Stockholders' equity                            35,713           30,153       17,930        23,837       3,711
Shares outstanding                              10,395           11,650       11,678         8,999       3,524