Form 10-K405, Exhibit 13
period 1998-04-30
CROWN GROUP INC /TX/
filed 1998-08-13
CIK 799850

                                                                    EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                       CROWN GROUP, INC.
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with the Company's consolidated financial statements appearing elsewhere in this annual report.


OVERVIEW

     Crown Group, Inc. ("Crown"), and collectively with its subsidiaries (the "Company"), is a publicly traded buy-out firm which presently owns (i) 65% of Paaco Automotive Group, Inc. and Premium Auto Acceptance Corporation (collectively, "Paaco"), a vertically integrated used car sales and finance company, (ii) 100% of Precision IBC, Inc. ("Precision"), a firm specializing in the sale and rental of intermediate bulk containers, (iii) 80% of Concorde Acceptance Corporation ("Concorde"), a sub-prime mortgage lender, (iv) 49% of Casino Magic Neuquen S.A. ("CMN"), a casino operator in the Province of Neuquen, Argentina, and (v) 80% of Home Stay Lodges I, Ltd., a partnership focusing on the development and operation of extended-stay lodging facilities. In addition, from time to time the Company purchases and sells small ownership interests in securities of privately held and publicly traded firms. The Company is presently focusing on (i) the development and expansion of its existing businesses, and
(ii) the potential acquisition or development of other unrelated businesses.

     Since its inception in 1983 through June 1993 the Company was engaged in various facets of the cable and related programming businesses. During 1992 the Company sold the majority of its programming business and began exploring new business opportunities. In June 1993 the Company made the decision to enter the gaming business, and as a result, proceeded to sell the balance of its cable assets.

     From June 1993, with the acquisition of 100% of St. Charles Gaming Company, Inc. ("SCGC"), until November 1996, the Company's primary business focus was that of owning, operating and developing casino gaming properties. SCGC owns and operates a riverboat gaming casino located in Calcasieu Parish, Louisiana which had been in the development stage until opening in July 1995. The Company sold a 50% interest in SCGC in June 1995 and the remaining 50% interest in May 1996, in each case resulting in a substantial gain.

     In November 1996 the Company decided to expand its business interests beyond casino gaming and began pursuing business opportunities in other fields. As a result the Company has either acquired or formed a number of businesses in a variety of industries.



RECENT ACQUISITIONS

CMN - In June 1997 the Company acquired a 49% interest in CMN for a purchase price of $7 million cash. CMN operates casinos in the cities of Neuquen and San Martin de los Andes in the Province of Neuquen, Argentina under an exclusive concession contract.

CONCORDE - In June 1997 the Company, along with certain newly hired management personnel, formed Concorde. Concorde is in the business of originating, purchasing, servicing and selling sub-prime mortgage loans which are secured primarily by first and second liens on residential properties. These loans are sold in privately negotiated transactions to institutional investors and other third parties.

PAACO - In February 1998 the Company acquired 53% of the common stock of Paaco for a purchase price of approximately $9.1 million cash. Approximately $4.9 million of Paaco common stock was purchased directly from Paaco, and the remaining $4.2 million was purchased from Paaco management personnel who prior to this transaction were the sole shareholders of Paaco. Effective May 1, 1998 the Company purchased an additional 12% interest in Paaco from the management shareholders. The purchase price of approximately $1.5 million was paid by issuing 375,000 shares of the Company's common stock. Paaco is a vertically integrated used car sales and finance company which operates seven used car dealerships in the Dallas-Ft. Worth metropolitan area. Paaco sells, underwrites and finances used cars and trucks with a focus on the Hispanic market.

PRECISION - In February 1998 the Company acquired 80% of the common stock of Precision IBC, Incorporated ("Original Precision") for a purchase price of approximately $2.4 million cash. In March 1998 the Company acquired 80% of the common stock of M&S Tank Rentals, Inc. ("M&S") for a purchase price of $1.65 million cash. Original Precision and M&S were subsequently merged together into a newly formed corporation, Precision IBC, Inc. ("Precision"). Effective May 1, 1998 the Company purchased the remaining 20% of Precision. The purchase price of approximately $1.1 million was paid by issuing 288,027 shares of the Company's common stock. Precision is in the business of renting, selling, testing and servicing principally stainless steel intermediate bulk containers.

RESULTS OF OPERATIONS

     SCGC was a consolidated subsidiary of the Company through June 8, 1995. From June 9, 1995 (the date the first 50% interest in SCGC was sold) through May 3, 1996 (the date the remaining 50% interest in SCGC was sold) the Company accounted for its 50% interest in SCGC using the equity method. The Company's investment in 49% of CMN is accounted for on the equity method. The operating results of Paaco and Precision have been included in the Company's consolidated results of operations from their respective dates of acquisition. As a result of the above transactions, operating results of the Company for the years ended April 30, 1998, 1997 and 1996 are not entirely comparable.

FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

     Revenues from sales, rental income, gain on sale of mortgage loans and interest, fees and rentals from CMN pertain to the businesses of Paaco, Precision, Concorde and CMN, which were acquired or formed during fiscal 1998. Interest income for fiscal 1998 increased $1,887,365 compared to fiscal 1997. The increase resulted from (i) the acquisition of Paaco during the fourth quarter of fiscal 1998 ($1,519,249), and (ii) interest earned on Concorde's mortgage loans ($761,252), partially offset by a decrease in Crown's interest income as a result of Crown using its cash to make acquisitions and investments.

     Cost of sales pertains to Paaco and Precision's operations. Provision for credit losses pertains principally to Paaco's operations. Selling, general and administrative expenses for fiscal 1998 increased $5,771,341 compared to fiscal 1997. The increase resulted principally from (i) the acquisitions of Paaco and Precision during the fourth quarter of fiscal 1998 ($3,641,834), and (ii) the formation and development of Concorde's mortgage based lending business ($2,034,895). Interest expense for fiscal 1998 increased $1,166,601 compared to fiscal 1997. The increase resulted from interest associated with the debt of Paaco, Precision and Concorde. Depreciation and amortization for fiscal 1998 increased $616,626 compared to fiscal 1997. The increase resulted from (i) amortizing certain agreements and other assets obtained in the acquisition of 49% of CMN ($284,735), (ii) amortizing goodwill that was created in the acquisitions of Paaco and Precision ($137,430), and (iii) depreciating the assets of Paaco and Precision ($156,218).

FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

     General and administrative expenses for fiscal 1997 decreased $245,801 compared to fiscal 1996. The decrease was primarily attributable to a reduction in compensation costs, partially offset by increases in consulting and transportation expenses. Gaming development and abandonment costs for fiscal 1997 decreased $144,012 compared to fiscal 1996 as a result of the Company's decision to begin pursuing business opportunities in fields other than casino gaming.

     Interest expense for fiscal 1997 decreased $939,955 compared to fiscal 1996. The decrease was principally the result of the Company no longer consolidating the operating results of SCGC from and after June 9, 1995 as SCGC was formerly responsible for substantially all of the Company's consolidated interest expense. Interest income for fiscal 1997 decreased $762,272 compared to fiscal 1996. The decrease was principally the result of the prepayment of a $10 million note by Louisiana Riverboat Gaming Partnership in August 1996 and the sale of a second $10 million note in October 1996 both of which had been earning interest at 11.5% per annum. The proceeds from such notes were placed in money market funds which earned interest at approximately 5.3% per annum. Other income in fiscal 1997 pertains to a fee earned by the Company in assisting another company complete an acquisition.

LIQUIDITY AND CAPITAL RESOURCES

     As of July 31, 1998 the Company's sources of liquidity included approximately (i) $3 million of cash on hand, of which $2 million was held by Crown, (ii) $12 million of marketable equity securities held by Crown, the majority of which is subject to a lock-up agreement with an underwriter which prohibits Crown from selling such securities until December 8, 1998,
(iii) $17 million remaining to be drawn on the credit facilities of Paaco, Concorde and Precision, although the majority of such additional draws may only be made in connection with a corresponding increase in the related collateral asset (i.e., finance receivables, mortgage loans held for sale and intermediate bulk containers), and (iv) the issuance of additional debt and/or equity. The loan agreements which govern the credit facilities of Crown's subsidiaries limit dividends and other distributions from such subsidiaries to Crown. The total amount of restricted net assets of such subsidiaries as of April 30, 1998 was approximately $15 million.

     For fiscal 1998 net cash used by operating activities amounted to $12.5 million. The principal use of cash was to originate and acquire mortgage loans. The excess of mortgage loans originated or acquired over mortgage loans sold and principal repayments was $13.3 million. Net cash used by investing activities of $11.1 million included (i) an $8.6 million use of cash in finance receivable originations over principal payments received, (ii) a $15.4 million use of cash in the acquisitions of Paaco, Precision and CMN, and (iii) a $17.7 million source of cash resulting from the sale of certain assets including $15.3 million from the sale of the Company's 18.6 acre tract of land in Las Vegas. Net cash provided by financing activities of $8.9 million principally relates to $14.0 million of cash provided by the asset based revolving credit facilities of Paaco, Concorde and Precision, offset by (i) $3.1 million of cash used to repurchase the Company's common stock, and (ii) $2.1 million of net debt repayments.

     The Company is presently focusing on the development and expansion of its existing businesses and the potential acquisition or development of other unrelated businesses. The Company's existing credit facilities can support the majority of the expected growth of the Company's existing businesses over the next twelve months. In August 1998 the Company reached a preliminary agreement, subject to certain conditions, to acquire Bengal Chemical, Inc. ("Bengal") for approximately $8.3 million, of which $6 million is to be paid in cash. Bengal specializes in the distribution of pesticide products in the southeastern United States. The Company plans to finance a significant portion of the cash required in this acquisition. Presently management believes that the Company's capital resources are sufficient to satisfy its identified capital needs for the next twelve months.

     In March 1996 the Company's Board of Directors approved a program, as amended, to repurchase up to 3,000,000 shares of the Company's common stock from time to time in the open market. As of April 30, 1998 the Company had repurchased 2,383,739 shares pursuant to this program. The timing and amount of future share repurchases, if any, will depend on various factors including market conditions, available alternative investments and the Company's financial position.



RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997 the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Comprehensive income includes net income and certain other items that are excluded from net income but are included as a separate component of stockholders' equity such as unrealized appreciation of securities and foreign currency translation adjustments. If the Company had adopted SFAS No. 130 during fiscal 1998 comprehensive income would have been $2,278,595, or $.23 per share, as a result of including the $1,930,500 of unrealized appreciation of securities in comprehensive income.



DATA PROCESSING AND YEAR 2000

Each of the Crown and its subsidiaries operate their data processing systems independently. The Crown and its subsidiaries are at different stages with respect to their hardware, software and networking systems being year 2000 compliant. Some of the software utilized by the Company is licensed from third parties, and to the extent such software is not presently year 2000 compliant, the Company has been advised by such third party software vendor that their software will be updated in the near future. The Company presently has a limited amount of electronic communication with third parties, and as such, has a lower level of exposure to interruptions in its operations due to these third parties not being year 2000 compliant. The Company has contacted some of the third parties in which it communicates with electronically to assess their compliance with the year 2000. Based upon a preliminary review of its data processing systems, the Company does not anticipate the cost to bring all its systems year 2000 compliant will have a material adverse impact on its financial position or results of operations.



SEASONALITY

     The Company's automobile sales operation is seasonal in nature. In the automobile business, the Company's third fiscal quarter (November through January) is historically the slowest period of time for car and truck sales. Many of the Company's operating expenses such as administrative personnel, rent and insurance are fixed and cannot be reduced during periods of decreased sales. None of the Company's other businesses experience significant seasonal fluctuations.

CONSOLIDATED BALANCE SHEETS                                   CROWN GROUP, INC.


                                                                                           April 30,
                                                                                    1998              1997
                                                                                ------------      ------------
Assets:
    Cash and cash equivalents                                                   $  6,481,706      $ 21,117,960
    Marketable equity securities                                                   4,742,180
    Accounts and other receivables                                                 2,311,668           345,780
    Mortgage loans held for sale, net                                             14,350,437
    Finance receivables, net                                                      36,049,525
    Inventory                                                                      3,783,290
    Prepaid and other assets                                                         572,089            37,674
    Property and equipment, net                                                    9,165,703         1,585,177
    Investment in CMN and related assets, net                                      6,606,114
    Goodwill, net                                                                  9,613,972
    Land held for sale                                                                              15,150,000
                                                                                ------------      ------------

                                                                                $ 93,676,684      $ 38,236,591
                                                                                ============      ============


Liabilities and stockholders' equity:
    Accounts payable                                                            $  2,014,698      $     41,284
    Accrued liabilities                                                            1,952,828           422,609
    Income taxes payable                                                             142,572           335,000
    Revolving credit facilities                                                   41,164,524
    Other notes payable                                                            4,870,074
    Deferred sales tax                                                             2,090,303
    Deferred income taxes                                                          2,961,727         1,725,000
                                                                                ------------      ------------
          Total liabilities                                                       55,196,726         2,523,893
                                                                                ------------      ------------

    Minority interests                                                             3,447,705
    Commitments and contingencies


    Stockholders' equity:
       Preferred stock, par value $.01 per share, 1,000,000 shares authorized; none issued or outstanding
       Common stock, par value $.01 per share, 50,000,000 shares
          authorized; 9,433,963 issued and outstanding (10,394,585 in 1997)           94,340           103,946
       Additional paid-in capital                                                 35,547,369        38,496,803
       Accumulated deficit                                                        (2,539,956)       (2,888,051)
       Unrealized appreciation of securities                                       1,930,500
                                                                                ------------      ------------
          Total stockholders' equity                                              35,032,253        35,712,698
                                                                                ------------      ------------
                                                                                $ 93,676,684      $ 38,236,591
                                                                                ============      ============

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS                         CROWN GROUP, INC.


                                                                   Years Ended April 30,
                                                          1998             1997              1996
                                                     ------------      ------------      ------------
Revenues:
    Sales                                            $ 14,938,617
    Rental income                                         494,374
    Gain on sale of mortgage loans                      1,087,303
    Interest income                                     3,417,689      $  1,530,324      $  2,292,596
    Interest, fees and rentals from CMN                   680,697
    Other                                                 596,709           500,000
                                                     ------------      ------------      ------------
                                                       21,215,389         2,030,324         2,292,596
                                                     ------------      ------------      ------------

Costs and expenses:
    Cost of sales                                       9,275,055
    Selling, general and administrative                 8,567,614         2,796,273         3,042,074
    Provision for credit losses                         1,761,469
    Interest expense                                    1,235,358            68,757         1,008,712
    Depreciation and amortization                         785,069           168,443           130,556
    Write-down of land held for sale                                      1,019,709
    Gaming development and abandonment                                      736,942           880,954
    SCGC pre-opening and development                                                          536,110
                                                     ------------      ------------      ------------
                                                       21,624,565         4,790,124         5,598,406
                                                     ------------      ------------      ------------

Other income (expense):
    Equity in earnings of CMN                             926,598
    Gain (loss) on sale of securities                      38,258        (5,254,858)
    Gain on sale of SCGC                                                 14,934,543        21,512,640
    Equity in loss of SCGC                                                                 (2,408,213)
                                                     ------------      ------------      ------------
                                                          964,856         9,679,685        19,104,427
                                                     ------------      ------------      ------------

       Income before taxes and minority interest          555,680         6,919,885        15,798,617

Provision (benefit) for income taxes                     (131,279)       (1,940,000)        3,500,000
Minority interests                                        338,864
                                                     ------------      ------------      ------------

       Net income                                    $    348,095      $  8,859,885      $ 12,298,617
                                                     ============      ============      ============


Earnings per share:
       Basic                                         $       0.04      $       0.82      $       1.05
       Diluted                                       $       0.04      $       0.80      $       1.03

Weighted average number of shares outstanding:
       Basic                                            9,829,392        10,868,119        11,716,462
       Diluted                                          9,905,819        11,027,077        11,981,757


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                         CROWN GROUP, INC.


                                                                                            Years Ended April 30,
                                                                                 1998              1997              1996
                                                                             ------------      ------------      ------------
Operating activities:
   Net income                                                                $    348,095      $  8,859,885      $ 12,298,617
   Adjustments to reconcile net income
       to net cash used by operating activities:
       Depreciation and amortization                                              785,069           168,443           130,556
       Amortization of debt issuance costs (discount)                            (252,765)                            389,360
       Deferred income taxes                                                     (990,592)       (2,275,000)        3,500,000
       Provision for credit losses                                              1,761,469
       Minority interests                                                         338,864
       Write down of assets                                                                       1,715,718            51,496
       Gain on sale of mortgage loans                                          (1,087,303)
       Gain on sale of assets                                                    (437,171)
       (Gain) loss on sale of securities                                          (38,258)        5,254,858
       Gain on sale of SCGC                                                                     (14,934,543)      (21,512,640)
       Equity in earnings of CMN                                                 (926,598)
       Equity in loss of SCGC                                                                                       2,408,213
       Changes in assets and liabilities, net of transactions:
            Accounts and other receivables                                       (625,637)          396,466          (780,747)
            Mortgage loans originated or acquired                             (36,757,608)
            Mortgage loans sold and principal repayments                       23,441,905
            Inventory                                                             862,753
            Prepaids and other assets                                             107,938            12,092            54,347
            Accounts payable, accrued liabilities and deferred sales tax        1,178,323          (145,398)          243,606
            Income taxes payable                                                 (192,428)         (335,000)
                                                                             ------------      ------------      ------------
                    Net cash used by operating activities                     (12,483,944)       (1,282,479)       (3,217,192)
                                                                             ------------      ------------      ------------


Investing activities:
       Finance receivable originations                                        (13,324,694)
       Collections of finance receivables                                       4,723,150
       Purchase of assets                                                      (4,061,196)       (1,076,142)       (4,536,401)
       Sale of land/assets                                                     17,721,787           325,000           441,023
       Purchase of securities                                                  (5,551,714)       (4,023,118)
       Sale of securities                                                       3,772,792        11,593,260
       Sale/collection of notes receivable                                      1,050,750        19,200,000
       Sale of SCGC                                                                                                 1,000,000
       Purchase of CMN and related assets                                      (7,000,001)
       Purchase of Paaco, net of cash acquired                                 (4,378,459)
       Purchase of Precision, net of cash acquired                             (4,021,142)
                                                                             ------------      ------------      ------------
                    Net cash provided (used) by investing activities          (11,068,727)       26,019,000        (3,095,378)
                                                                             ------------      ------------      ------------


Financing activities:
       Issuance of common stock                                                    93,282                              23,125
       Purchase of common stock                                                (3,052,322)       (3,299,845)         (298,723)
       Proceeds from revolving credit facilities, net                          13,979,273
       Proceeds from (repayments of) other debt, net                           (2,103,816)         (987,569)          936,684
       Advances from LRGP                                                                                           4,627,897
                                                                             ------------      ------------      ------------
                    Net cash provided (used) by financing activities            8,916,417        (4,287,414)        5,288,983
                                                                             ------------      ------------      ------------


Increase (decrease) in cash and cash equivalents                              (14,636,254)       20,449,107        (1,023,587)
Cash and cash equivalents at:    Beginning of year                             21,117,960           668,853         1,692,440
                                                                             ------------      ------------      ------------

                                 End of year                                 $  6,481,706      $ 21,117,960      $    668,853
                                                                             ============      ============      ============


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY               CROWN GROUP, INC.


                                                         For the Three Years in the Period Ended April 30, 1998

                                                                        Additional                     Unrealized       Total
                                               Common Stock              Paid-In      Accumulated     Appreciation   Stockholders'
                                          Shares          Amount         Capital        Deficit      of Securities      Equity
                                       ------------    ------------    ------------   ------------   -------------   ------------
Balance at April 30, 1995                11,678,459    $    116,785    $ 41,859,407   $(24,046,553)                  $ 17,929,639

       Issuance of common stock              50,000             500         199,500                                       200,000
       Purchase of common stock             (90,900)           (909)       (297,814)                                     (298,723)
       Stock options exercised               13,000             130          22,995                                        23,125
       Net income                                                                       12,298,617                     12,298,617
                                       ------------    ------------    ------------   ------------    ------------   ------------

Balance at April 30, 1996                11,650,559         116,506      41,784,088    (11,747,936)                    30,152,658

       Purchase of common stock          (1,255,974)        (12,560)     (3,287,285)                                   (3,299,845)
       Net income                                                                        8,859,885                      8,859,885
                                       ------------    ------------    ------------   ------------    ------------   ------------

Balance at April 30, 1997                10,394,585         103,946      38,496,803     (2,888,051)                    35,712,698

       Purchase of common stock          (1,102,765)        (11,028)     (3,041,294)                                   (3,052,322)
       Stock options exercised              142,143           1,422          91,860                                        93,282
       Unrealized appreciation of
          securities                                                                                  $  1,930,500      1,930,500
       Net income                                                                          348,095                        348,095
                                       ------------    ------------    ------------   ------------    ------------   ------------


Balance at April 30, 1998                 9,433,963    $     94,340    $ 35,547,369   $ (2,539,956)   $  1,930,500   $ 35,032,253
                                       ============    ============    ============   ============    ============   ============


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                    CROWN GROUP, INC.


A - HISTORY AND DESCRIPTION OF BUSINESS

     Crown Group, Inc. ("Crown"), and collectively with its subsidiaries (the "Company"), is a publicly traded buy-out firm which presently owns (i) 65% of Paaco Automotive Group, Inc. and Premium Auto Acceptance Corporation (collectively, "Paaco"), a vertically integrated used car sales and finance company, (ii) 100% of Precision IBC, Inc. ("Precision"), a firm specializing in the sale and rental of intermediate bulk containers, (iii) 80% of Concorde Acceptance Corporation ("Concorde"), a sub-prime mortgage lender, (iv) 49% of Casino Magic Neuquen S.A. ("CMN"), a casino operator in the Province of Neuquen, Argentina, and (v) 80% of Home Stay Lodges I, Ltd., a partnership focusing on the development and operation of extended-stay lodging facilities. In addition, from time to time the Company purchases and sells small ownership interests in securities of privately held and publicly traded firms. The Company is presently focusing on (i) the development and expansion of its existing businesses, and
(ii) the potential acquisition or development of other unrelated businesses.

     Since its inception in 1983 through June 1993 the Company was engaged in various facets of the cable and related programming business. During 1992 the Company sold the majority of its programming business and began exploring new business opportunities. In June 1993 the Company made the decision to enter the gaming business, and, as a result, proceeded to sell the balance of its cable assets.

     From June 1993, with the acquisition of 100% of St. Charles Gaming Company, Inc. ("SCGC"), until November 1996, the Company's primary business focus was that of owning, operating and developing casino gaming properties. SCGC owns and operates a riverboat gaming casino located in Calcasieu Parish, Louisiana which had been in the development stage until opening in July 1995. The Company sold a 50% interest in SCGC in June 1995 and the remaining 50% interest in May 1996, in each case resulting in a substantial gain (see Note D).

     In November 1996 the Company decided to expand its business interests beyond casino gaming and began pursuing business opportunities in other fields. As a result the Company has either acquired (see Note C) or formed a number of businesses in a variety of industries. Generally, it is the Company's desire to hold majority ownership positions in businesses that have above average potential for growth in earnings.



B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principals of Consolidation

     The consolidated financial statements include the accounts of Crown Group, Inc. and all of its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's subsidiaries are included in its consolidated results of operations from the point in time such subsidiary became a majority-owned subsidiary of the Company. The Company has accounted for its investment in 49% of CMN on the equity method.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Concentration of Risk

     The Company provides financing in connection with the sale of substantially all of its used vehicles. These sales are made primarily to customers residing in the Dallas-Ft. Worth metropolitan area. Periodically, the Company maintains cash in financial institutions in excess of the amounts insured by the federal government. CMN's revenues principally originate from persons living in and around the City of Neuquen, Argentina.

Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. Cash equivalents generally consist of interest bearing money market accounts.

Marketable Equity Securities

     Investments in marketable equity securities are recorded at market value based upon closing stock prices as quoted on national stock exchanges or over-the-counter markets. To the extent the Company considers a particular equity security to be a "trading" security, the difference between the Company's historical cost and such security's market value is included in the accompanying statement of operations. All other equity securities are considered to be "available for sale" securities, and the difference between the Company's historical cost and such security's market value is included as a separate component of stockholders' equity entitled "unrealized appreciation of securities," on a net of tax basis. At April 30, 1998 the Company had trading securities and available for sale securities of $742,180 and $4,000,000, respectively.

     At April 30, 1998 the Company held 222,222 shares of Inktomi Corporation common stock, which company completed its initial public offering ("IPO") on or about June 9, 1998. The Company's Inktomi shares are subject to an underwriter's lock-up agreement which restricts the Company from selling its Inktomi stock until December 8, 1998. Further, the Company's Inktomi shares are not registered, and thus the Company may not sell such shares in the public markets until the completion of a one year holding period which ends on February 25, 1999. The Company valued its Inktomi shares based upon the IPO price of $18.00 per share. Accordingly, at April 30, 1998 the carrying value of the Company's Inktomi stock was $4,000,000, which reflects a gross unrealized gain of $2,925,000 over the Company's cost of $1,075,000. The Company considers its Inktomi shares to be "available for sale."

Mortgage Loans Held for Sale

     Mortgage loans held for sale are carried at the lower of aggregate cost or market. Market value is determined by current investor yield requirements. A portion of these loans are pledged against the Company's revolving credit facility. The cost of mortgage loans held for sale includes the cost of originating or purchasing the mortgage loans reduced by (i) deferred loan origination fees, and (ii) an allowance for loan losses of $27,000 at April 30, 1998. While management believes the allowance for loan losses included in the financial statements to be adequate, such estimate may be more or less than the amount ultimately charged off. The adequacy of the allowance for loan losses is periodically reviewed by management with any changes reflected in current operations.

Finance Receivables and Allowance for Credit Losses

     The Company originates installment sales contracts from the sale of used vehicles at its dealerships. Finance receivables consist of contractually scheduled payments from installment sales contracts net of unearned finance charges and an allowance for credit losses. Unearned finance charges represent the balance of interest income remaining from the capitalization of the total interest to be earned over the original term of the related installment sales contract. The Company discontinues the accrual of interest income when the receivable becomes greater than sixty days delinquent.

     The Company maintains an allowance for credit losses at a level it considers sufficient to cover anticipated losses in the collection of its finance receivables. The allowance for credit losses is based upon a periodic analysis of the portfolio, economic conditions and trends, historical credit loss experience, borrowers' ability to repay, and collateral values. While management believes the allowance for credit losses included in the financial statements to be adequate, such estimate may be more or less than the amount ultimately charged off. The allowance for credit losses is periodically reviewed by management with any changes reflected in current operations.

Inventory

     Inventory is valued at the lower of cost or market on a specific identification basis. Inventory includes used vehicles, parts for vehicles and supplies and parts related to the intermediate bulk container ("IBC") business. Repossessed vehicles are recorded at the lower of cost or market, which approximates wholesale value. Vehicle reconditioning costs are capitalized as a component of inventory. The cost of used vehicles and IBC's sold is determined on a specific identification basis.

Property and Equipment

     Property and equipment are stated at cost. Expenditures for additions, renewals and improvements are capitalized. Costs of repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives:

          Leasehold improvements                        Life of lease
          Furniture, fixtures and equipment             3 to 10 years
          Rental equipment                                   12 years
          Buildings                                          39 years

Goodwill

     Goodwill represents the excess of the Company's cost over the fair value of net identifiable assets acquired in its purchases of Paaco and Precision. Goodwill is amortized on a straight line basis over periods ranging from 15 to 25 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. At April 30, 1998 accumulated amortization of goodwill amounted to $137,430.

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

Revenue Recognition

     Interest income on finance receivables is recognized using the interest method. Revenue from the sale of used vehicles is recognized upon delivery, when the sales contract is signed and the down payment has been received.

Stock Option Plan

     The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Beginning in fiscal 1997, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", which requires entities to provide pro forma earnings and earnings per share disclosures for employee stock option grants as if the fair value based method as defined in SFAS No. 123 had been applied (see Note L).

Earnings Per Share

     Basic earnings per share is computed by dividing net income by the average number of common shares outstanding during the period. Diluted earnings per share takes into consideration the potentially dilutive effect of common stock equivalents, such as outstanding stock options and warrants, that if exercised or converted into common stock would then share in the earnings of the Company.

Recent Accounting Pronouncements

     In June 1997 the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Comprehensive income includes net income and certain other items that are excluded from net income but are included as a separate component of stockholders' equity such as unrealized appreciation of securities and foreign currency translation adjustments. If the Company had adopted SFAS No. 130 during fiscal 1998 comprehensive income would have been $2,278,595 or $.23 per share, as a result of including the $1,930,500 of unrealized appreciation of securities in comprehensive income.

Reclassifications

     Certain prior year amounts in the accompanying financial statements have been reclassified to conform to the fiscal 1998 presentation.

C - ACQUISITIONS

CMN Purchase

     On June 2, 1997 the Company acquired 49% of the capital stock of CMN, as well as interests in certain other assets and contracts related to CMN, from Casino Magic Corp. ("Casino Magic") for a purchase price of $7 million cash. CMN owns and operates casinos in the cities of Neuquen and San Martin de los Andes in the Province of Neuquen, Argentina under an exclusive concession contract that expires in 2007, but can be extended by CMN for an additional five years under certain circumstances. The interests in certain other assets and contracts included (i) a demand promissory note in the amount of $4,226,743 issued by CMN,
(ii) a 16.4% interest in a certain management agreement relating to CMN, and
(iii) a 49% interest in (a) slot machines and a related lease agreement and (b) a certain royalty agreement relating to CMN. Pursuant to the various CMN agreements, the Company receives its respective share of fees and rental payments due under such agreements. At April 30, 1998 accumulated amortization and depreciation of the Company's investment in various CMN agreements and slot machines, respectively, amounted to $284,735.

     In October 1997 each of the Company and Casino Magic converted approximately $2.5 million of principal due on certain notes receivable from CMN into shares of CMN capital stock such that each party retained the same ownership percentage of CMN as previously held. At April 30, 1998 CMN had assets, liabilities and stockholders' equity of approximately $12.6 million, $3.6 million, and $9.0 million, respectively. For the twelve months ended April 30, 1998 CMN's summarized unaudited results of operations were as follows (in thousands):

          Revenues                                       $18,255
          Costs and expenses                              13,355
          Interest, fees and rentals to shareholders       1,910
          Provision for income taxes                         978
                                                         -------

               Net income                                $ 2,012
                                                         =======

Paaco Purchase

     Effective February 1, 1998 the Company acquired 53% of the common stock of Paaco for a purchase price of approximately $9.1 million cash. Approximately $4.9 million of Paaco common stock was purchased directly from Paaco, and the remaining $4.2 million was purchased from Paaco management personnel who prior to this transaction were the sole shareholders of Paaco (the "Paaco Management Shareholders"). Effective May 1, 1998 the Company acquired an additional 12% interest in Paaco directly from the Paaco Management Shareholders. With this purchase the Company now owns 65% of Paaco. The purchase price of approximately $1.5 million was paid by issuing 375,000 shares of the Company's common stock (see Note R). In connection with the Paaco transactions, the Company and the Paaco Management Shareholders entered into a Shareholders' Agreement (the "Paaco Shareholders' Agreement") which provides, among other things, that in the event either the Company or any Paaco Management Shareholder desires to sell their interest in Paaco such shareholder must first offer to sell such interest to Paaco and the other shareholders in accordance with the provisions of the Paaco Shareholders' Agreement.

     Paaco is a vertically integrated used car sales and finance company which operates seven used car dealerships in the Dallas-Ft. Worth metropolitan area. Paaco sells, underwrites and finances used cars and trucks with a focus on the Hispanic market. For the years ended December 31, 1997, 1996 and 1995, Paaco's revenues were approximately $48.3 million, $28.9 million and $20.1 million, respectively.

Precision Purchase

     On February 3, 1998 the Company acquired 80% of the common stock of Precision IBC, Incorporated ("Original Precision") for a purchase price of approximately $2.4 million cash. On March 5, 1998 the Company acquired 80% of the common stock of M&S Tank Rentals, Inc. ("M&S") for a purchase price of $1.65 million cash. Original Precision and M&S were subsequently merged together into a newly formed corporation, Precision IBC, Inc. ("Precision"). Effective May 1, 1998 the Company acquired the remaining 20% interest in Precision it did not previously own by issuing 288,027 shares of the Company's common stock. All references to Precision include the former entities of Original Precision and M&S.

     Precision is in the business of renting, selling, testing and servicing principally stainless steel IBC's to customers primarily in the petroleum and chemical industries. For the years ended December 31, 1997, 1996 and 1995 Precision's unaudited revenues were approximately $4.1 million, $2.8 million and $.7 million, respectively.

     Each of the above acquisitions have been accounted for using the purchase method of accounting. Goodwill resulting from the transactions is being amortized on a straight-line basis over periods ranging from 15 to 25 years. The activities of CMN, Paaco and Precision have been included in the Company's consolidated results of operations since their respective dates of acquisition.

     In each of fiscal 1997 and 1996 the Company elected not to complete the proposed acquisition of a casino gaming property. As a result of these decisions the Company recorded charges of $696,009 and $664,991 in fiscal 1997 and 1996, respectively. Such amounts are included in "gaming development and abandonment" in the accompanying Consolidated Statements of Operations.

Pro Forma Financial Information

     The following unaudited pro forma condensed consolidated results of operations of the Company for the years ended April 30, 1998 and 1997 were prepared as if the CMN, Paaco and Precision acquisitions had occurred on May 1, 1997 and May 1, 1996, respectively (in thousands, except per share amounts). The adjustments to the historical financial statements principally consist of (i) recognizing the Company's pro-rata share of CMN earnings and contractual fees,
(ii) recording interest income on the note receivable from CMN, (iii) eliminating interest income on the cash used in the acquisitions, (iv) amortizing the CMN related agreements and equipment, (v) amortizing goodwill resulting from the acquisitions, (vi) adjusting depreciation expense and interest income resulting from purchase accounting entries, and (vii) adjusting income tax expense to reflect the elimination of an S-corporation in the case of Precision and to take into account the above described adjustments.

                                      Years Ended
                                       April 30,
                                   1998        1997
                                   ----        ----
          Revenue                $63,514     $38,127
          Net income                 120      10,340
          Earnings per share     $   .01     $   .90

     The unaudited pro forma results of operations are not necessarily indicative of future results or the results that would have occurred had the acquisitions taken place on the dates indicated.

D - SALE OF SCGC

     On June 9, 1995 the Company sold a 50% interest in SCGC to Louisiana Riverboat Gaming Partnership ("LRGP"), a joint venture then owned 50% by Casino America, Inc. ("Casino America") and 50% by Louisiana Downs, Inc. The purchase price consisted of (i) a five-year $20 million non-recourse note with interest payable monthly at 11.5% per annum (the "LRGP Note"), (ii) $1 million cash, and
(iii) a non-detachable five-year warrant to purchase 416,667 shares of Casino America common stock at $12 per share. In connection with this transaction, in June 1995, the Company recorded a gain before income taxes of approximately $21.5 million.

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

     In August 1996 LRGP paid off Note A in full and in October 1996 the Company sold Note B at a discount of $800,000. In November 1996 the Company sold the 1,850,000 shares of Casino America common stock it had received in the sale of its remaining 50% interest in SCGC for net proceeds of $7,363,003, resulting in a loss before income taxes of $4,661,997.

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

     For the year ended April 30, 1996 SCGC had revenues and a net loss of $57.3 million and $6.3 million, respectively. During such year the Company included approximately $3.4 million of net costs and expenses, or approximately $.28 per share, attributable to SCGC in its consolidated results of operations.

E - FINANCE RECEIVABLES

     The Company originates installment sales contracts from the sale of used vehicles at its dealerships. These installment sales contracts typically include interest rates ranging from 18-26% per annum and provide for payments over periods ranging from 24 to 36 months. A summary of finance receivables at April 30, 1998 is as follows:



               Finance receivables             $ 51,417,981
               Unearned finance charges          (9,930,356)
               Allowance for credit losses       (4,727,679)
               Valuation discount                  (710,421)
                                               ------------

                                               $ 36,049,525
                                               ============


     In accordance with APB Opinion No. 16, as of the acquisition date the Company valued Paaco's finance receivables at market value and determined a valuation discount of $963,186 was appropriate. This discount is being amortized over the life of the finance receivable portfolio that existed on the purchase date using the interest method.

     A summary of the finance receivables allowance for credit losses for the period from February 1, 1998 (acquisition date) to April 30, 1998 is as follows:


               Balance at February 1, 1998     $ 4,248,643
               Provision for credit losses       1,704,623
               Net charge offs                  (1,225,587)
                                               -----------

               Balance at April 30, 1998       $ 4,727,679
                                               ===========


     In addition to the finance receivables allowance for credit losses the Company also has an allowance for credit losses on mortgage loans held for sale and trade accounts receivable aggregating $55,069 as of April 30, 1998.



F - PROPERTY AND EQUIPMENT

     A summary of property and equipment as of April 30, 1998 and 1997 is as follows:


                                                                            April 30,
                                                                     1998             1997
                                                                  -----------      -----------
               Land and buildings                                 $ 2,332,750
               Rental equipment                                     4,749,652
               Furniture, fixtures and equipment                    1,904,536      $ 1,811,581
               Leasehold improvements                                 920,583
               Less accumulated depreciation and amortization        (741,818)        (226,404)
                                                                  -----------      -----------

                                                                  $ 9,165,703      $ 1,585,177
                                                                  ===========      ===========


For the years ended April 30, 1998, 1997 and 1996 depreciation expense amounted to $362,904, $168,443 and $130,556, respectively.



G - LAND HELD FOR SALE

     In April 1997 the Company entered into an agreement to sell its 18.6 acre tract of land in Las Vegas, Nevada for $15.25 million cash. As a result of this agreement, the Company wrote down the value of such land to $15.15 million, which represents the contract selling price of the land less the estimated transaction costs. In September 1997 the sale was consummated.

H - DEBT

     A summary of debt at April 30, 1998 is as follows:


                                        Revolving Credit Facilities
------------------------------------------------------------------------------------------------------------
                                Facility       Interest                        Primary          Balance at
Borrower        Lender           Amount          Rate         Maturity        Collateral      April 30, 1998
--------     -----------       -----------   -------------    --------       --------------   --------------
Paaco        Finova            $35 million   Prime + 3.00%    Apr 2000       Finance rec.      $ 26,049,875
Concorde     Bank One          $20 million   Libor + 2.25%    Dec 1998       Mortgage loans      11,096,224
Precision    Wells Fargo       $ 5 million   Prime            June 2000      IBC's and rec.       3,518,425
Paaco        Comerica          $ 500,000     Prime + 2.00%    Demand         Vehicle inv.           500,000
                                                                                               ------------

                                                                                               $ 41,164,524
                                                                                               ============

                                           Other Notes Payable
-----------------------------------------------------------------------------------------------------------
                               Principal       Interest                         Primary        Balance at
Borrower        Lender          Payments         Rate           Maturity       Collateral    April 30, 1998
-----------  ---------------- -------------  -------------    ------------    ------------   --------------
Paaco        Heller Financial $ 2,197 month  Prime + 2.25%    Dec 2015        Real estate      $   630,556
Paaco        Various          None           Various          1998 to 1999    None               4,239,518
                                                                                               -----------

                                                                                               $ 4,870,074
                                                                                               ===========


     Interest is payable monthly on all of the Company's debt. The loan agreements relating to certain of the above described debt contain various reporting and performance covenants including (i) maintenance of certain financial ratios and tests, (ii) limitations on borrowings from other sources,
(iii) restrictions on certain operating activities, and (iv) restrictions on the payment of dividends. The amount of restricted net assets of the Company's subsidiaries as of April 30, 1998 was approximately $15 million. The Company was in compliance with the loan agreements as of April 30, 1998.

     A summary of future minimum principal payments required under the aforementioned debt as of April 30, 1998 is as follows:


                 Years Ended
                   April 30,              Amount
                 -------------       ---------------
                     1999               $15,208,144
                     2000                26,508,515
                     2001                 3,707,093
                     2002                    38,723
                     2003                    18,842
                  Thereafter                553,281
                                        -----------

                                        $46,034,598
                                        ===========

I - INCOME TAXES

     The Company files a consolidated federal income tax return with its subsidiaries, with the exception of Paaco which files a separate tax return. The provision (benefit) for income taxes for the fiscal years ended April 30, 1998, 1997 and 1996 was as follows:


                                                     Years Ended April 30,
                                            1998             1997              1996
                                         -----------      -----------      -----------
Provision (benefit) for income taxes
     Current                             $(1,121,871)     $   335,000
     Deferred                                990,592       (2,275,000)     $ 3,500,000
                                         -----------      -----------      -----------

                                         $  (131,279)     $(1,940,000)     $ 3,500,000
                                         ===========      ===========      ===========


     The provision (benefit) for income taxes is different from the amount computed by applying the statutory federal income tax rate to income (loss) before income taxes for the following reasons:


                                                     Years Ended April 30,
                                           1998             1997             1996
                                        -----------      -----------      -----------
Tax provision at 34% statutory rate     $   188,931      $ 2,352,761      $ 5,371,530
Equity in earnings of CMN                  (315,043)
Equity in loss of SCGC                                                        818,792
Basis difference in SCGC stock                            (4,254,558)      (3,459,015)
Goodwill amortization                        46,726
Other, net                                  (51,893)         (38,203)         768,693
                                        -----------      -----------      -----------

                                        $  (131,279)     $(1,940,000)     $ 3,500,000
                                        ===========      ===========      ===========


     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of April 30, 1998 and 1997 were as follows:


                                                           April 30,
                                                      1998           1997
                                                   ----------     ----------
Deferred tax liabilities:
     Unrealized gain on securities                 $  994,500
     Allowance for loan losses                      1,634,165
     Tax over book depreciation                       884,132
     Land held for sale                                           $1,445,553
     Other                                            443,034        395,332
                                                   ----------     ----------
                    Total                           3,955,831      1,840,885
                                                   ----------     ----------

Deferred tax assets:
     Finance receivable valuation discount            241,543
     Reserves                                         239,290
     Net operating loss                               464,016
     Other                                             49,255        115,885
                                                   ----------     ----------
                    Total                             994,104        115,885
                                                   ----------     ----------

                    Net deferred tax liability     $2,961,727     $1,725,000
                                                   ==========     ==========


     In fiscal 1997 the Company utilized approximately $1.4 million of net operating loss carryforwards in determining its federal income tax provision. At April 30, 1998 Paaco had a net operating loss carryforward of $1,364,753 available to offset future taxable income. The net operating loss carryforward expires in 2012.

J - CAPITAL STOCK

     In March 1996 the Company's Board of Directors approved a program, as amended, to repurchase up to 3,000,000 shares of the Company's common stock from time to time in the open market. At April 30, 1998 the Company had repurchased 2,383,739 shares pursuant to this program. The timing and amount of future share repurchases, if any, will depend on various factors including market conditions, available alternative investments and the Company's financial position.

     The Company is authorized to issue up to one million shares of $.01 par value preferred stock in one or more series having such respective terms, rights and preferences as are designated by the Board of Directors. No preferred stock has been issued.



K - EARNINGS PER SHARE

     A summary of the reconciliation from basic earnings per share to diluted earnings per share for the years ended April 30, 1998, 1997 and 1996 is as follows:


                                                     Years Ended April 30,
                                             1998             1997            1996
                                          -----------     -----------     -----------
Net income                                $   348,095     $ 8,859,885     $12,298,617
                                          ===========     ===========     ===========

Average shares outstanding-basic            9,829,392      10,868,119      11,716,462
     Dilutive options                          76,427         158,958         195,148
     Dilutive warrants                                                         70,147
                                          -----------     -----------     -----------
Average shares outstanding-diluted          9,905,819      11,027,077      11,981,757
                                          ===========     ===========     ===========


Earnings per share:
     Basic                                $      0.04     $      0.82     $      1.05
     Diluted                              $      0.04     $      0.80     $      1.03


Antidilutive securities not included:
     Options                                  516,068         547,000         382,224
                                          ===========     ===========     ===========

     Warrants                                 899,612       1,184,246         675,832
                                          ===========     ===========     ===========



L - STOCK OPTIONS AND WARRANTS

Options

     Since inception, the shareholders of the Company have approved three stock option plans including the 1986 Incentive Stock Option Plan ("1986 Plan"), the 1991 Non-Qualified Stock Option Plan ("1991 Plan") and the 1997 Stock Option Plan ("1997 Plan"). While previously granted options remain effective, the provisions of the 1986 and 1991 Plans permitting additional option grants have expired. The 1997 Plan sets aside 1,000,000 shares of the Company's common stock to be granted to employees, directors and certain advisors of the Company at a price not less than the fair market value of the stock on the date of grant. At April 30, 1998 and 1997 there were 915,000 and zero shares of common stock available for grant under the Company's stock option plans, respectively. Options granted under the Company's stock option plans expire in the years 1998 through 2007.

     The following is an aggregate summary of the activity in the Company's stock option plans since April 30, 1995:


                                     Number        Exercise Price      Proceeds
                                    of Shares        per Share        on Exercise
                                    ---------      --------------     -----------
Outstanding at April 30, 1995         797,643      $0.41 to $7.38     $ 2,359,219
Exercised                             (18,000)     $1.41 to $3.31         (53,906)
Canceled                              (25,000)              $7.31        (182,813)
                                    ---------                         -----------

Outstanding at April 30, 1996         754,643      $0.41 to $7.38       2,122,500
Granted                                60,000               $2.81         168,750
                                    ---------                         -----------

Outstanding at April 30, 1997         814,643      $0.41 to $7.38       2,291,250
Granted                                85,000               $2.44         207,188
Exercised                            (142,143)              $0.66         (93,282)
                                    ---------                         -----------


Outstanding at April 30, 1998         757,500      $0.41 to $7.38     $ 2,405,156
                                    =========                         ===========


     A summary of stock options outstanding as of April 30, 1998 is as follows:


                                                     Weighted Average
                    Range of                           Remaining           Weighted
                    Exercise            Number       Contractual Life       Average
                     Prices            of Shares        (in years)       Exercise Price
               ------------------     ----------    -----------------  -----------------
                 $0.41 to $1.55          112,500          3.87              $ 1.34
                 $2.44 to $4.03          610,000          7.25                3.27
                 $7.31 to $7.38           35,000          5.94                7.33
                                      ----------

                 $0.41 to $7.38          757,500          6.68              $ 3.18
                                      ==========


     All of the above options were exercisable at April 30, 1998 with the exception of options to purchase 75,000 shares at prices ranging from $3.31 to $3.88 which become exercisable in 1999 and expire in 2005.

     The Company applies APB Opinion No. 25 in accounting for the issuance of stock options and, accordingly, no compensation cost has been recognized in the consolidated financial statements. Had the Company determined compensation cost on the date of grant based upon the fair value of its stock options under SFAS No. 123, the Company's pro forma income and earnings per share would have been as follows using the Black-Scholes pricing model with the assumptions detailed below:


                                                      Years Ended April 30,
                                           1998              1997                 1996
                                           ----              ----                 ----
Net income                            $    262,320      $  8,800,827        $   12,298,617

Earnings per share:
     Basic                            $       0.03      $       0.81        $         1.05
     Diluted                          $       0.03      $       0.80        $         1.03

Assumptions:
     Dividend yield                            0.0%              0.0%                  0.0%
     Risk-free interest rate                   6.5%              6.5%                  6.5%
     Expected volatility                      52.5%             52.5%                 52.5%
     Expected life                         5 years           5 years               5 years

Warrants

     The Company issued common stock purchase warrants to a variety of parties in connection with financing activities, the development of SCGC's riverboat gaming project and certain other matters. The warrants issued were valued based upon a composite of commonly accepted warrant valuation models.

     The following is an aggregate summary of warrants outstanding as of April 30, 1998:


                  Number of
                 Underlying      Exercise Price     Proceeds
                   Shares          per Share       on Exercise
               ----------------  --------------   --------------
                   899,612       $3.00 to $12.00   $4,053,021


     All of the warrants are presently exercisable. The warrants expire in 1999, contain certain anti-dilution provisions and provide the holders with certain registration rights relative to the underlying shares.


M - FAIR VALUE OF FINANCIAL INSTRUMENTS

     The table below summarizes information about the fair value of financial instruments included in the Company's financial statements at April 30, 1998 and 1997:


                                       April 30, 1998                    April 30, 1997
                               ----------------------------     -----------------------------
                                Carrying           Fair           Carrying           Fair
                                  Value            Value            Value            Value
                               -----------      -----------     ------------     ------------
Cash and cash equivalents      $ 6,481,706      $ 6,481,706     $ 21,117,960     $ 21,117,960
Marketable equity securities     4,742,180        4,742,180
Mortgage loans held for sale    14,350,437       15,067,959
Finance receivables             36,049,525       36,049,525
Revolving credit facilities     41,164,524       41,164,524
Other notes payable              4,870,074        4,870,074


     Because no market exists for certain of the Company's financial instruments, fair value estimates are based on judgments and estimates regarding yield expectations of investors, credit risk, normal cost of administration of mortgage loans and finance receivables and other risk characteristics, including interest rate and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments are as follows:

                Financial Instrument                             Valuation Methodology
                --------------------                             ---------------------
                Cash and cash equivalents            The carrying amount is considered to be a
                                                     reasonable estimate of fair value.

                Marketable equity securities         The fair value was based on stock prices as quoted
                                                     on stock exchanges or over-the-counter markets (see
                                                     Note B).

                Mortgage loans held for sale         The fair value was estimated based on recent sales.

                Finance receivables                  The fair value approximates carrying value based
                                                     upon yields of similar instruments and considering
                                                     the relatively short maturity of the portfolio.

                Revolving credit facilities          The fair value approximates carrying value due to
                                                     the short-term nature of the borrowings and the
                                                     variable interest rates charged on the borrowings.

                Other notes payable                  The fair value approximates carrying value as the
                                                     interest rates charged on such debt approximates
                                                     market.

N - LEASES

     The Company has certain operating leases for equipment and its office facilities. As of April 30, 1998 the aggregate rentals due under such leases were as follows:


               Years Ended
                 April 30,                     Amount
                 ---------                  ------------
                    1999                     $ 1,193,125
                    2000                         857,439
                    2001                         621,050
                    2002                          81,832
                    2003                          26,555


     Rent expense for all operating leases was approximately $467,000, $136,000, and $115,000, during fiscal 1998, 1997 and 1996, respectively.



O - RELATED PARTY TRANSACTIONS

     In February 1998 the Company paid an outside director $90,834 as a fee in connection with the Company's purchase of Paaco (see Note C).

     During fiscal 1998, in exchange for a fee, Paaco sold approximately $608,000 of 90-day service contracts to its customers on behalf of Medallia de Oro LLC ("Medallia"), a company owned by the minority shareholders of Paaco. In addition, Paaco sends the majority of its vehicle trade-ins to an auction company that is partially owned by its minority shareholders.

     From time to time the minority shareholders of Paaco, and certain of their family members, have loaned money to Paaco at interest rates ranging from 10 to 15%. At April 30, 1998 the aggregate amount of such loans totaled $2,317,350.

     In June 1996 the Company entered into a definitive asset purchase agreement to acquire a riverboat casino in Clinton, Iowa. This casino is principally owned by the adult children of an outside director of the Company. In November 1996 the Company determined to abandon the proposed transaction, and, as a result, forfeited a $500,000 deposit (see Note C).

     The Company incurred legal fees of approximately $121,000 during fiscal 1996 from a law firm of which a director of the Company was a partner. In July 1995 this director left such law firm and became a full-time executive officer of the Company.



P - COMMITMENTS AND CONTINGENCIES

Mortgage Loan Sales

     In connection with the Company's sale of mortgage loans in the ordinary course of business, in certain circumstances such loan sales involve limited recourse to the Company for up to the first twelve months following the sale. Generally, the events which could give rise to these recourse provisions involve the prepayment or foreclosure of a loan, and violations of customary representations and warranties. If the recourse provisions are triggered the Company may be required to refund all or part of the premium received on the sale of such loan, and in some cases the Company may be required to repurchase the loan. Periodically the Company estimates the potential exposure related to such recourse provisions and accrues a percentage of the total potential liability.

Severance Agreements

     The Company has entered into severance agreements with its three executive officers which provide for payments to the executives in the event of their termination after a change in control, as defined, of the Company. The agreements provide, among other things, for a compensation payment equal to 2.99 times the annual compensation paid to the executive, as well as accelerated vesting of any unvested options under the Company's stock option plans, in the event of such executive's termination in connection with a change in control.

Paaco Purchase Contingent Consideration

     In connection with the Company's purchase of an additional 12% interest in Paaco effective May 1, 1998, the Company agreed to pay the sellers as additional consideration an amount equal to 60% of the excess of Paaco's pretax income in excess of $2.5 million for the twelve months ended January 31, 1999. Such additional consideration, if any, is to be paid in Company common stock valued at $4.00 per share.



Q - SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental cash flow disclosures for the fiscal years ended April 30, 1998, 1997 and 1996 are as follows:


                                                                                        Years Ended April 30,
                                                                              1998             1997               1996
                                                                              ----             ----               ----
Note received for sale of first 50% interest in SCGC                                                         $ 20,000,000
Stock received for sale of second 50% interest in SCGC                                     $ 12,025,000
Interest paid, net of amount capitalized                                 $  1,356,075            68,757           922,801
Income taxes paid                                                             925,000
Inventory acquired in repossession                                          1,710,220
Conversion of a portion of CMN note to equity                               2,516,493




     In connection with the Company's purchase of Paaco and Precision, assumed liabilities were as follows:


                                                       Paaco          Precision
                                                   ------------      ------------
Fair value of assets acquired                      $ 48,077,386      $  8,258,112
Cash paid for capital stock                          (9,174,212)       (4,032,389)
Minority interests                                   (2,980,180)         (128,461)
                                                   ------------      ------------

     Liabilities assumed                           $ 35,922,994      $  4,097,262
                                                   ============      ============



R - SUBSEQUENT EVENTS

Paaco and Precision Purchases

     Effective May 1, 1998 the Company purchased the remaining 20% interest in Precision it did not previously own by issuing 288,027 shares of the Company's common stock. Also effective May 1, 1998 the Company purchased an additional 12% interest in Paaco, bringing its ownership interest to 65%, by issuing 375,000 shares of the Company's common stock.

Bengal Acquisition

     In August 1998 the Company reached a preliminary agreement, subject to certain conditions, to acquire 100% of the outstanding common stock Bengal Chemical, Inc. ("Bengal") for approximately $8.3 million. Bengal specializes in the distribution of pesticide products in the southeastern United States. For the year ended December 31, 1997 Bengal had unaudited revenues of approximately $12 million.

S - BUSINESS SEGMENTS

     Operating results and other financial data are presented for the four principal business segments of the Company for the year ended April 30, 1998. These segments are categorized by legal entity, which also corresponds to their line of business and how they are operated. The segments include (i) Paaco, which sells and finances used vehicles, (ii) Precision, which rents and sells intermediate bulk containers, (iii) Concorde, which originates and sells sub-prime mortgage loans, and (iv) other, which includes corporate operations, activities of relatively inactive subsidiaries and the Company's equity investment in CMN. For the years ended April 30, 1997 and 1996 the Company operated in a single business segment, and, accordingly, no separate segment disclosures are necessary. The Company's business segment data for the year ended April 30, 1998 is as follows (in thousands):


                                                         Year Ended April 30, 1998
                                 ------------------------------------------------------------------------------
                                  Paaco      Precision     Concorde        Other     Eliminations  Consolidated
                                 --------    ---------     --------      --------    ------------  ------------
                                                             (in thousands)
Revenues:
     Sales and other             $ 14,241     $  1,351     $  1,100      $  1,105                    $ 17,797
     Interest income                1,519                       815         1,472      $   (388)        3,418
                                 --------     --------     --------      --------      --------      --------
          Total                    15,760        1,351        1,915         2,577          (388)       21,215
                                 --------     --------     --------      --------      --------      --------


Costs and expenses:
     Interest expense                 942           81          586            14          (388)        1,235
     Depreciation and
          amortization                 64          122           42           557                         785
     Other                         13,715          867        2,094         2,928                      19,604
                                 --------     --------     --------      --------      --------      --------
          Total                    14,721        1,070        2,722         3,499          (388)       21,624
                                 --------     --------     --------      --------      --------      --------


CMN earnings and other                                                        965                         965
                                 --------     --------     --------      --------      --------      --------


Income (loss) before taxes
     and minority interests      $  1,039     $    281     $   (807)     $     43      $   --        $    556
                                 ========     ========     ========      ========      ========      ========


Capital expenditures             $  1,648     $  1,057     $    568      $    788      $   --        $  4,061
                                 ========     ========     ========      ========      ========      ========


Total assets                     $ 45,427     $  9,337     $ 16,211      $ 43,358      $(20,656)     $ 93,677
                                 ========     ========     ========      ========      ========      ========

T - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     A summary of the Company's quarterly results of operations for the years ended April 30, 1998 and 1997 is as follows (in thousands):


                                                       Year Ended April 30, 1998
                                      ---------------------------------------------------------
                                       First        Second       Third      Fourth
                                      Quarter      Quarter      Quarter     Quarter       Total
                                      -------      -------      -------     -------       -----
Revenue (a)                           $   494      $   556      $ 1,165     $19,000     $21,215
Net income (loss)                        (309)         (51)          14         694         348
Diluted earnings (loss) per share       (0.03)       (0.01)        --          0.07        0.04

                                                        Year Ended April 30, 1997
                                         -----------------------------------------------------------
                                          First        Second       Third       Fourth
                                         Quarter      Quarter      Quarter      Quarter        Total
                                         -------      -------      -------      -------        -----
Revenue                                   $   601     $   854      $   298      $   277      $ 2,030
Net income (loss) (b)                      13,621        (468)      (3,531)        (762)       8,860
Diluted earnings (loss) per share (b)        1.16       (0.04)       (0.34)       (0.07)        0.80


a - During the fourth quarter in the year ended April 30, 1998 revenues increased significantly as a result of the Company's acquisitions of Paaco and Precision.

b - During the first quarter in the year ended April 30, 1997 the Company recognized a $14.9 million gain on the sale of its remaining 50% interest in SCGC. During the third quarter of the year ended April 30, 1997 the Company recognized a loss of $4.7 million from the sale of 1,850,000 shares of Casino America common stock it had received in the sale of its remaining 50% interest in SCGC.

REPORT OF INDEPENDENT ACCOUNTANTS




Stockholders and Board of Directors
Crown Group, Inc.


     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Crown Group, Inc. and its subsidiaries at April 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                                  PricewaterhouseCoopers LLP



Dallas, Texas
August 1, 1998

COMMON STOCK INFORMATION, DIVIDENDS AND                       CROWN GROUP, INC.
RELATED STOCKHOLDER MATTERS

     The Company's common stock is authorized for quotation on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") Small Cap Market under the NASDAQ symbol CNGR. The following table sets forth, by fiscal quarter, the high and low sale prices reported by NASDAQ for the Company's common stock for the periods indicated.

                                               Fiscal 1998                           Fiscal 1997
                                          High              Low               High                 Low
                                          ----              ---               ----                 ---
           First quarter                $ 2.56          $  2.00            $  3.63                $1.69
           Second quarter                 4.00             2.38               3.06                 2.00
           Third quarter                  3.56             3.00               3.25                 2.00
           Fourth quarter                 4.31             3.00               2.94                 2.00

     As of July 31, 1998 there were approximately 1,590 stockholders of record. This number excludes individual stockholders holding stock under nominee security position listings.

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


                                                                 Years Ended April 30,
                                               1998         1997         1996           1995         1994
                                             --------     --------     --------      --------    ------------
Revenues from:
     Continuing operations                   $ 21,215     $  2,030     $  2,293      $    177      $    197
     Discontinued operations                                                                            604


Net income (loss) from:
     Continuing operations                   $    348     $  8,860     $ 12,298      $(20,325)     $ (2,052)
     Discontinued operations                                                                           (177)
                                             --------     --------     --------      --------      --------
                                             $    348     $  8,860     $ 12,298      $(20,325)     $ (2,229)
                                             ========     ========     ========      ========      ========


Earnings (loss) per share (diluted):
     Continuing operations                   $   0.04     $   0.80     $   1.03      $  (2.01)     $  (0.34)
     Discontinued operations                                                                          (0.03)
                                             --------     --------     --------      --------      --------
                                             $   0.04     $   0.80     $   1.03      $  (2.01)     $  (0.37)
                                             ========     ========     ========      ========      ========


Total assets                                 $ 93,677     $ 38,237     $ 39,329      $ 54,507      $ 30,974
Total debt                                     46,035                       987        31,660
Stockholders' equity                           35,032       35,713       30,153        17,930        23,837
Shares outstanding                              9,434       10,395       11,650        11,678         8,999

CORPORATE INFORMATION                                         CROWN GROUP, INC.


DIRECTORS

Edward R. McMurphy
Chairman of the Board, Chief Executive Officer and President
Crown Group, Inc.

John David Simmons
President
Simmons & Associates, Inc.

David J. Douglas
Managing Director
Tuesday Afternoon, Inc.

T. J. Falgout, III
Executive Vice President and General Counsel
Crown Group, Inc.

Gerald L. Adams
President
River Development, Inc.

Gerard M. Jacobs
Chief Executive Officer
Metal Management, Inc.

Robert J. Kehl
President
Kehl River Boats, Inc.


OFFICERS

Edward R. McMurphy
Chairman of the Board, Chief Executive Officer and President

T. J. Falgout, III
Executive Vice President and General Counsel


Mark D. Slusser
Chief Financial Officer, Vice President Finance and Secretary

Edward J. Preuss, Jr.
Vice President Project Development

Michael B. Cloud
Controller and Assistant Secretary



Investor Communications

Inquiries and requests regarding the Annual Report or other materials should be directed to:

Edward J. Preuss, Jr.
4040 N. MacArthur Blvd., Suite 100
Irving, Texas 75038-6424
(972) 717-3423


Form 10-K

Additional information is included in the Company's report to the Securities and Exchange Commission on Form 10-K. Copies of the Form 10-K are available at no charge to stockholders upon written request. See Investor Communications.


Corporate Offices

4040 N. MacArthur Blvd., Suite 100
Irving, Texas 75038-6424
(972) 717-3423
Internet address: http://www.thecrowngroup.com

Annual Meeting

The annual meeting of stockholders of Crown Group, Inc. will be held at the Four Seasons Hotel and Resort, 4150 N. MacArthur Blvd., Irving, Texas at 9:30 a.m. on Thursday, October 15, 1998.

Transfer Agent and Registrar

Securities Transfer Corporation
Dallas, Texas
(972) 447-9890

Independent Accountants

PricewaterhouseCoopers LLP
Dallas, Texas

General Counsel

Smith, Gambrell & Russell
Atlanta, Georgia