Form 10-K405/A, Exhibit 13
period 1998-04-30
CROWN GROUP INC /TX/
filed 1999-01-14
CIK 799850

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

RESULTS OF OPERATIONS

    SCGC was a consolidated subsidiary of the Company through June 8, 1995. From June 9, 1995 (the date the first 50% interest in SCGC was sold) through May 3, 1996 (the date the remaining 50% interest in SCGC was sold) the Company accounted for its 50% interest in SCGC using the equity method. The Company's investment in 49% of CMN is accounted for on the equity method. The operating results of Paaco and Precision have been included in the Company's consolidated results of operations from their respective dates of acquisition (February
1998). As a result of the above transactions, operating results of the Company for the years ended April 30, 1998, 1997 and 1996 are not entirely comparable.


         Below is a presentation of the operating results for the four principal business segments of the Company for the year ended April 30, 1998 (in thousands). The segments include (i) Paaco, which sells and finances used vehicles, (ii) Precision, which rents and sells intermediate bulk containers,
(iii) Concorde, which originates and sells sub-prime mortgage loans, and (iv) other, which includes corporate operations, activities of relatively inactive subsidiaries and the Company's equity investment in CMN. For the years ended April 30, 1997 and 1996 the Company operated in a single business segment, and, accordingly, no separate segment disclosures are necessary.




                                                             Year Ended April 30, 1998
                              ----------------------------------------------------------------------------------
                                 Paaco        Precision   Concorde        Other      Eliminations  Consolidated
                              ------------   -----------  ---------      --------   -------------- -------------
                                                               (in thousands)
Revenues:
     Sales and other             $ 14,241     $  1,351     $  1,100      $  1,105                    $ 17,797
     Interest income                1,519                       815         1,472      $   (388)        3,418
                                 --------     --------     --------      --------      --------      --------
          Total                    15,760        1,351        1,915         2,577          (388)       21,215
                                 --------     --------     --------      --------      --------      --------

Costs and expenses:
     Cost of sales                  8,647          628                                                  9,275
     Selling, gen. and admin.       3,363          235        2,042         2,928                       8,568
     Prov. for credit losses        1,705            4           52                                     1,761
     Interest expense                 942           81          586            14          (388)        1,235
     Depreciation and amort.           64          122           42           557                         785
                                 --------     --------     --------      --------      --------      --------
          Total                    14,721        1,070        2,722         3,499          (388)       21,624
                                 --------     --------     --------      --------      --------      --------

CMN earnings and other                                                        965                         965
                                 --------     --------     --------      --------      --------      --------

Income (loss) before taxes
     and minority interests      $  1,039     $    281     $   (807)     $     43      $   --        $    556
                                 ========     ========     ========      ========      ========      ========




FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997


    Revenues from sales, rental income, gain on sale of mortgage loans and interest, fees and rentals from CMN pertain to the businesses of Paaco, Precision, Concorde and CMN, which were acquired or formed during fiscal 1998. Interest income for fiscal 1998 increased $1,887,365 compared to fiscal 1997. The increase resulted from (i) the acquisition of Paaco during the fourth quarter of fiscal 1998 ($1,519,249), and (ii) interest earned on Concorde's mortgage loans and excess cash ($814,735), partially offset by a decrease in Crown's interest income as a result of Crown using its cash to make acquisitions and investments. Other income in fiscal 1998 consists of a gain on the sale of certain equipment ($373,999), and service repair, rental and other income principally pertaining to Paaco. Other income in fiscal 1997 pertains to a fee earned by the Company in assisting another company complete an acquisition.



    Cost of sales pertains to Paaco and Precision's operations. Provision for credit losses pertains principally to Paaco's operations. Selling, general and administrative expenses for fiscal 1998 increased $5,771,341 compared to fiscal 1997. The increase resulted principally from (i) the acquisitions of Paaco and Precision during the fourth quarter of fiscal 1998 ($3,597,834), and (ii) the formation and development of Concorde's mortgage based lending business ($2,041,651). Interest expense for fiscal 1998 increased $1,166,601 compared to fiscal 1997. The increase resulted from interest associated with the debt of Paaco, Precision and Concorde. Depreciation and amortization for fiscal 1998 increased $616,626 compared to fiscal 1997. The increase resulted from (i) amortizing certain agreements and other assets obtained in the acquisition of 49% of CMN ($284,735), (ii) amortizing goodwill that was created in the acquisitions of Paaco and Precision ($137,430), and (iii) depreciating the assets of Paaco and Precision ($156,218).

    The benefit for income taxes for fiscal 1998 was $131,279 on pretax income of $555,680. This equates to an effective tax rate of 35.4% after removing from pretax income the equity in earnings of CMN ($926,598), which earnings are presented on an after tax basis. The benefit for income taxes for fiscal 1997 was $1,940,000 on pretax income of $6,919,885. The fiscal 1997 benefit differed from the amount determined by applying the 34% federal statutory rate as a result of a difference in the book and tax basis of SCGC stock sold during the period. Minority interests for fiscal 1998 ($338,864) pertain to the portions of Paaco (47%) and Precision (20%) not owned by the Company during the period. Net income for fiscal 1998 decreased $8,511,790 compared to fiscal 1997. The decrease was principally the result of fiscal 1997 including a $14,934,543 pretax gain on the sale of its remaining 50% interest in SCGC, which was partially offset by a loss on the sale of securities received in the sale of SCGC ($5,254,858) and a write-down of land held for sale ($1,019,709).




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


    Gain on sale of SCGC for fiscal 1997 ($14,934,543) pertains to the Company's sale of its remaining 50% interest in SCGC. During fiscal 1996 the Company sold the first 50% interest in SCGC which resulted in a gain of $21,512,640. This initial sale was made approximately one month prior to SCGC's riverboat casino opening for business in July 1996. The gain on the sale of the second 50% interest in SCGC declined $6,578,097 as compared to the sale of the first 50% interest as a result of SCGC's operating results being less than originally projected. During fiscal 1997 the Company sold certain securities it had received in its sale of SCGC for an aggregate loss of $5,254,858. The equity in loss of SCGC for fiscal 1996 ($2,408,213) pertains to the Company's 50% share of SCGC's operating results from June 9, 1995 (the date the first 50% interest in SCGC was sold) through April 30, 1996.

    The benefit for income taxes for fiscal 1997 was $1,940,000 on pretax income of $6,919,885. The fiscal 1997 benefit differed from the amount determined by applying the 34% federal statutory rate as a result of a difference in the book and tax basis of SCGC stock sold during the period. The provision for income taxes for fiscal 1996 was $3,500,000 on pretax income of $15,798,617. The fiscal 1996 provision differed from the amount determined by applying the 34% federal statutory rate as a result of a difference in the book and tax basis of SCGC stock sold during the period. Net income for fiscal 1997 decreased $3,438,732 compared to fiscal 1996. The decrease was principally the result of (i) fiscal 1996 including a $21,512,640 pretax gain on the sale of the first 50% interest in SCGC, as compared to fiscal 1997 including a $14,934,543 pretax gain on the sale of the remaining 50% interest in SCGC, and (ii) the other items discussed above.




LIQUIDITY AND CAPITAL RESOURCES


    As of July 31, 1998 the Company's sources of liquidity included approximately (i) $3 million of cash on hand, of which $2 million was held by Crown, (ii) $12 million of marketable equity securities held by Crown, the majority of which is subject to a lock-up agreement with an underwriter which prohibits Crown from selling such securities until December 8, 1998, (iii) $17 million remaining to be drawn on the credit facilities of Paaco, Concorde and Precision, although the majority of such additional draws may only be made in connection with a corresponding increase in the related collateral asset (i.e., finance receivables, mortgage loans held for sale and intermediate bulk containers), and (iv) the potential issuance of additional debt and/or equity, although the Company has no specific commitments or arrangements to issue such additional debt and/or equity. The loan agreements which govern the credit facilities of Crown's subsidiaries limit dividends and other distributions from such subsidiaries to Crown. The total amount of restricted net assets of such subsidiaries as of April 30, 1998 was approximately $15 million.


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



DATA PROCESSING AND YEAR 2000

    Each of Crown and its subsidiaries operate their data processing systems independently. Crown and its subsidiaries are at different stages with respect to their hardware, software and networking systems being year 2000 compliant. Some of the software utilized by the Company is licensed from third parties, and to the extent such software is not presently year 2000 compliant, the Company has been advised by such third party software vendor that their software will be updated in the near future. The Company presently has a limited amount of electronic communication with third parties, and as such, has a lower level of exposure to interruptions in its operations due to these third parties not being year 2000 compliant. The Company has contacted some of the third parties in which it communicates with electronically to assess their compliance with the year 2000. Based upon a preliminary review of its data processing systems, the Company does not anticipate the cost to bring all its systems year 2000 compliant will have a material adverse impact on its financial position or results of operations.



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

CONSOLIDATED BALANCE SHEETS                                    CROWN GROUP, INC.



                                                                                       April 30,
                                                                                 1998              1997
                                                                             -------------    --------------

Assets:
  Cash and cash equivalents                                                  $  6,481,706      $ 21,117,960
  Marketable equity securities                                                  4,742,180
  Accounts and other receivables                                                2,311,668           345,780
  Mortgage loans held for sale, net                                            14,350,437
  Finance receivables, net                                                     36,049,525
  Inventory                                                                     3,783,290
  Prepaid and other assets                                                        572,089            37,674
  Property and equipment, net                                                   9,165,703         1,585,177
  Investment in CMN and related assets, net                                     6,606,114
  Goodwill, net                                                                 9,613,972
  Land held for sale                                                                             15,150,000
                                                                             ------------      ------------
                                                                             $ 93,676,684      $ 38,236,591
                                                                             ============      ============


Liabilities and stockholders' equity:
  Accounts payable                                                           $  2,014,698      $     41,284
  Accrued liabilities                                                           1,952,828           422,609
  Income taxes payable                                                            142,572           335,000
  Revolving credit facilities                                                  41,164,524
  Other notes payable                                                           4,870,074
  Deferred sales tax                                                            2,090,303
  Deferred income taxes                                                         2,961,727         1,725,000
                                                                             ------------      ------------
       Total liabilities                                                       55,196,726         2,523,893
                                                                             ------------      ------------

  Minority interests                                                            3,447,705
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
                                                                             ============      ============


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS                          CROWN GROUP, INC.




                                                                                       Years Ended April 30,
                                                                           1998              1997              1996
                                                                       -------------      -----------      ------------
Revenues:
    Sales                                                              $ 14,938,617
    Rental income                                                           494,374
    Gain on sale of mortgage loans                                        1,087,303
    Interest income                                                       3,417,689       $ 1,530,324      $  2,292,596
    Interest, fees and rentals from CMN                                     680,697
    Other                                                                   596,709           500,000
                                                                       ------------       -----------      ------------
                                                                         21,215,389         2,030,324         2,292,596
                                                                       ------------       -----------      ------------

Costs and expenses:
    Cost of sales                                                         9,275,055
    Selling, general and administrative                                   8,567,614         2,796,273         3,042,074
    Provision for credit losses                                           1,761,469
    Interest expense                                                      1,235,358            68,757         1,008,712
    Depreciation and amortization                                           785,069           168,443           130,556
    Write-down of land held for sale                                                        1,019,709
    Gaming development and abandonment                                                        736,942           880,954
    SCGC pre-opening and development                                                                            536,110
                                                                       ------------       -----------      ------------
                                                                         21,624,565         4,790,124         5,598,406
                                                                       ------------       -----------      ------------


Other income (expense):
    Equity in earnings of CMN                                               926,598
    Gain (loss) on sale of securities                                        38,258        (5,254,858)
    Gain on sale of SCGC                                                                   14,934,543        21,512,640
    Equity in loss of SCGC                                                                                   (2,408,213)
                                                                       ------------       -----------      ------------
                                                                            964,856         9,679,685        19,104,427
                                                                       ------------       -----------      ------------



       Income before taxes and minority interest                            555,680         6,919,885        15,798,617


Provision (benefit) for income taxes                                       (131,279)       (1,940,000)        3,500,000
Minority interests                                                          338,864
                                                                       ------------       -----------      ------------


       Net income                                                      $    348,095       $ 8,859,885      $ 12,298,617
                                                                       ============       ===========      ============


Earnings per share:
       Basic                                                           $       0.04       $      0.82       $      1.05
       Diluted                                                         $       0.04       $      0.80       $      1.03

Weighted average number of shares outstanding:
       Basic                                                              9,829,392        10,868,119        11,716,462
       Diluted                                                            9,905,819        11,027,077        11,981,757



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                          CROWN GROUP, INC.


                                                                                          Years Ended April 30,
                                                                                 1998              1997             1996
                                                                             ------------      ------------     ------------
Operating activities:
   Net income                                                                $    348,095      $  8,859,885      $ 12,298,617
   Adjustments to reconcile net income
       to net cash used by operating activities:
       Depreciation and amortization                                              785,069           168,443           130,556
       Amortization of debt issuance costs (discount)                            (252,765)                            389,360
       Deferred income taxes                                                     (990,592)       (2,275,000)        3,500,000
       Provision for credit losses                                              1,761,469
       Minority interests                                                         338,864
       Write down of assets                                                                       1,715,718            51,496
       Gain on sale of mortgage loans                                          (1,087,303)
       Gain on sale of assets                                                    (437,171)
       (Gain) loss on sale of securities                                          (38,258)        5,254,858
       Gain on sale of SCGC                                                                     (14,934,543)      (21,512,640)
       Equity in earnings of CMN                                                 (926,598)
       Equity in loss of SCGC                                                                                       2,408,213
       Changes in assets and liabilities, net of transactions:
            Accounts and other receivables                                       (625,637)          396,466          (780,747)
            Mortgage loans originated or acquired                             (36,757,608)
            Mortgage loans sold and principal repayments                       23,441,905
            Inventory                                                             862,753
            Prepaids and other assets                                             107,938            12,092            54,347
            Accounts payable, accrued liabilities and deferred sales tax        1,178,323          (145,398)          243,606
            Income taxes payable                                                 (192,428)         (335,000)
                                                                             ------------      ------------      ------------
                    Net cash used by operating activities                     (12,483,944)       (1,282,479)       (3,217,192)
                                                                             ------------      ------------      ------------


Investing activities:
       Finance receivable originations                                        (13,324,694)
       Collections of finance receivables                                       4,723,150
       Purchase of assets                                                      (4,061,196)       (1,076,142)       (4,536,401)
       Sale of land/assets                                                     17,721,787           325,000           441,023
       Purchase of securities                                                  (5,551,714)       (4,023,118)
       Sale of securities                                                       3,772,792        11,593,260
       Sale/collection of notes receivable                                      1,050,750        19,200,000
       Sale of SCGC                                                                                                 1,000,000
       Purchase of CMN and related assets                                      (7,000,001)
       Purchase of Paaco, net of cash acquired                                 (4,378,459)
       Purchase of Precision, net of cash acquired                             (4,021,142)
                                                                             ------------      ------------      ------------
                    Net cash provided (used) by investing activities          (11,068,727)       26,019,000        (3,095,378)
                                                                             ------------      ------------      ------------


Financing activities:
       Issuance of common stock                                                    93,282                              23,125
       Purchase of common stock                                                (3,052,322)       (3,299,845)         (298,723)
       Proceeds from revolving credit facilities, net                          13,979,273
       Proceeds from (repayments of) other debt, net                           (2,103,816)         (987,569)          936,684
       Advances from LRGP                                                                                           4,627,897
                                                                             ------------      ------------      ------------
                    Net cash provided (used) by financing activities            8,916,417        (4,287,414)        5,288,983
                                                                             ------------      ------------      ------------


Increase (decrease) in cash and cash equivalents                              (14,636,254)       20,449,107        (1,023,587)
Cash and cash equivalents at: Beginning of year                                21,117,960           668,853         1,692,440
                                                                             ------------      ------------      ------------

                               End of year                                   $  6,481,706      $ 21,117,960      $    668,853
                                                                             ============      ============      ============




See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                CROWN GROUP, INC.



                                                            For the Three Years in the Period Ended April 30, 1998


                                                                       Additional                    Unrealized         Total
                                                   Common Stock          Paid-In      Accumulated   Appreciation    Stockholders'
                                               Shares        Amount      Capital         Deficit    of Securities       Equity
                                             -----------   ----------  ------------   ------------  --------------  -------------
Balance at April 30, 1995                    11,678,459    $ 116,785   $ 41,859,407   $(24,046,553)                 $ 17,929,639

       Issuance of common stock                  50,000          500        199,500                                      200,000
       Purchase of common stock                 (90,900)        (909)      (297,814)                                    (298,723)
       Stock options exercised                   13,000          130         22,995                                       23,125
       Net income                                                                       12,298,617                    12,298,617
                                             ----------    ---------   ------------   ------------    -----------   ------------
Balance at April 30, 1996                    11,650,559      116,506     41,784,088    (11,747,936)                   30,152,658

       Purchase of common stock              (1,255,974)     (12,560)    (3,287,285)                                  (3,299,845)
       Net income                                                                        8,859,885                     8,859,885
                                             ----------    ---------   ------------   ------------    -----------   ------------
Balance at April 30, 1997                    10,394,585      103,946     38,496,803     (2,888,051)                   35,712,698

       Purchase of common stock              (1,102,765)     (11,028)    (3,041,294)                                  (3,052,322)
       Stock options exercised                  142,143        1,422         91,860                                       93,282
       Unrealized appreciation of securities                                                          $ 1,930,500      1,930,500
       Net income                                                                          348,095                       348,095
                                             ----------    ---------   ------------   ------------    -----------   ------------

Balance at April 30, 1998                     9,433,963    $  94,340   $ 35,547,369   $ (2,539,956)   $ 1,930,500   $ 35,032,253
                                             ==========    =========   ============   ============    ===========   ============













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


          Revenues                                         $    18,255
          Costs and expenses                                    13,355
          Interest, fees and rentals to shareholders             1,910
          Provision for income taxes                               978
                                                           -----------
                  Net income                               $     2,012
                                                           ===========

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

                                            Years Ended
                                              April 30,
                                         1998           1997
                                         ----           ----
          Revenue                     $ 63,514       $ 38,127
          Net income                       120         10,340
          Earnings per share          $    .01       $    .90

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

                                                                   Sale of          Sale of
                                                                  First 50%        Second 50%
                                                                 (June 1995)       (May 1996)
                                                                ------------      -----------
     Consideration received in sale                               $ 21,000          $ 12,025
     The Company's negative basis in stock sold                        889             3,297
     Transaction and other costs                                      (376)             (388)
                                                                  --------          --------

                  Gain before income taxes on sale of SCGC        $ 21,513          $ 14,934
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



F - PROPERTY AND EQUIPMENT

   A summary of property and equipment as of April 30, 1998 and 1997 is as follows:



                                                                     April 30,
                                                              1998              1997
                                                          -----------      ------------
      Land and buildings                                  $ 2,332,750
      Rental equipment                                      4,749,652
      Furniture, fixtures and equipment                     1,904,536      $  1,811,581
      Leasehold improvements                                  920,583
      Less accumulated depreciation and amortization         (741,818)         (226,404)
                                                          -----------      ------------

                                                          $ 9,165,703      $  1,585,177
                                                          ===========      ============



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

H - DEBT

   A summary of debt at April 30, 1998 is as follows:


                                               Revolving Credit Facilities
----------------------------------------------------------------------------------------------------------------
                                    Facility         Interest                       Primary        Balance at
Borrower            Lender           Amount            Rate         Maturity       Collateral     April 30, 1998
------------   ------------------  ------------    --------------  ------------  ---------------  --------------
Paaco          Finova              $35 million     Prime + 3.00%   Apr   2000    Finance rec.      $ 26,049,875
Concorde       Bank One            $20 million     Libor + 2.25%   Dec   1998    Mortgage loans      11,096,224
Precision      Wells Fargo         $5 million      Prime           June  2000    IBC's and rec.       3,518,425
Paaco          Comerica            $500,000        Prime + 2.00%   Demand        Vehicle inv.           500,000
                                                                                                   ------------

                                                                                                   $ 41,164,524
                                                                                                   ============


                                                 Other Notes Payable
----------------------------------------------------------------------------------------------------------------
                                    Principal        Interest                       Primary        Balance at
Borrower            Lender          Payments           Rate         Maturity       Collateral     April 30, 1998
------------   ------------------  ------------    --------------  ------------  ---------------  --------------
Paaco          Heller Financial    $2,197 month    Prime + 2.25%   Dec 2015      Real estate       $    630,556
Paaco          Various             None            Various         1998 to 1999  None                 4,239,518
                                                                                                   ------------

                                                                                                   $  4,870,074
                                                                                                   ============

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

   A summary of future minimum principal payments required under the aforementioned debt as of April 30, 1998 is as follows:

                     Years Ended
                      April 30,          Amount
                    --------------    --------------

                        1999           $ 15,208,144
                        2000             26,508,515
                        2001              3,707,093
                        2002                 38,723
                        2003                 18,842
                     Thereafter             553,281
                                       ------------

                                       $ 46,034,598
                                       ============

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
                                        ===========      ===========      ===========

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of April 30, 1998 and 1997 were as follows:

                                                                  April 30,
                                                           1998             1997
                                                       ------------     ------------
Deferred tax liabilities:
     Unrealized gain on securities                     $    994,500
     Allowance for loan losses                            1,634,165
     Tax over book depreciation                             884,132
     Land held for sale                                                 $  1,445,553
     Other                                                  443,034          395,332
                                                       ------------     ------------
                    Total                                 3,955,831        1,840,885
                                                       ------------     ------------


Deferred tax assets:
     Finance receivable valuation discount                  241,543
     Reserves                                               239,290
     Net operating loss                                     464,016
     Other                                                   49,255          115,885
                                                       ------------     ------------
                    Total                                   994,104          115,885
                                                       ------------     ------------

                    Net deferred tax liability         $  2,961,727     $  1,725,000
                                                       ============     ============

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

   The following is an aggregate summary of the activity in the Company's stock option plans since April 30, 1995:

                                                   Number          Exercise Price         Proceeds
                                                  of Shares          per Share           on Exercise
                                                 -----------    ------------------      -------------

Outstanding at April 30, 1995                        797,643        $0.41 to $7.38      $ 2,359,219
Exercised                                            (18,000)       $1.41 to $3.31          (53,906)
Canceled                                             (25,000)                $7.31         (182,813)
                                                 -----------                            -----------

Outstanding at April 30, 1996                        754,643        $0.41 to $7.38        2,122,500
Granted                                               60,000                 $2.81          168,750
                                                 -----------                            -----------

Outstanding at April 30, 1997                        814,643        $0.41 to $7.38        2,291,250
Granted                                               85,000                 $2.44          207,188
Exercised                                           (142,143)                $0.66          (93,282)
                                                 -----------                            -----------


Outstanding at April 30, 1998                        757,500        $0.41 to $7.38      $ 2,405,156
                                                 ===========                            ===========

   A summary of stock options outstanding as of April 30, 1998 is as follows:

                                     Weighted Average
     Range of                           Remaining           Weighted
     Exercise           Number       Contractual Life       Average
      Prices           of Shares        (in years)       Exercise Price
--------------------  ------------   -----------------  -----------------
  $0.41 to $1.55          112,500          3.87              $ 1.34
  $2.44 to $4.03          610,000          7.25                3.27
  $7.31 to $7.38           35,000          5.94                7.33
                      -----------

  $0.41 to $7.38          757,500          6.68              $ 3.18
                      ===========

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


                                                  Years Ended April 30,
                                      1998                1997                1996
                                 --------------      --------------      --------------
Net income                       $      262,320      $    8,800,827      $   12,298,617

Earnings per share:
     Basic                       $         0.03      $         0.81      $         1.05
     Diluted                     $         0.03      $         0.80      $         1.03

Assumptions:
     Dividend yield                         0.0%                0.0%                0.0%
     Risk-free interest rate                6.5%                6.5%                6.5%
     Expected volatility                   52.5%               52.5%               52.5%
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


M - FAIR VALUE OF FINANCIAL INSTRUMENTS

   The table below summarizes information about the fair value of financial instruments included in the Company's financial statements at April 30, 1998 and 1997:

                                      April 30, 1998                    April 30, 1997
                            --------------------------------  --------------------------------
                               Carrying           Fair           Carrying           Fair
                                Value             Value           Value             Value
                            ---------------   --------------  ---------------   --------------
Cash and cash equivalents      $ 6,481,706      $ 6,481,706     $ 21,117,960     $ 21,117,960
Marketable equity securities     4,742,180        4,742,180
Mortgage loans held for sale    14,350,437       15,067,959
Finance receivables             36,049,525       36,049,525
Revolving credit facilities     41,164,524       41,164,524
Other notes payable              4,870,074        4,870,074

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

N - LEASES

   The Company has certain operating leases for equipment and its office facilities. As of April 30, 1998 the aggregate rentals due under such leases were as follows:

                   Years Ended
                    April 30,                    Amount
                  ---------------            ---------------
                       1999                     $ 1,193,125
                       2000                         857,439
                       2001                         621,050
                       2002                          81,832
                       2003                          26,555

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



Q - SUPPLEMENTAL CASH FLOW INFORMATION

   Supplemental cash flow disclosures for the fiscal years ended April 30, 1998, 1997 and 1996 are as follows:

                                                                              Years Ended April 30,
                                                               1998                1997                1996
                                                           --------------     ---------------     ---------------
Note received for sale of first 50% interest in SCGC                                              $   20,000,000
Stock received for sale of second 50% interest in SCGC                        $   12,025,000
Interest paid, net of amount capitalized                     $ 1,356,075              68,757             922,801
Income taxes paid                                                925,000
Inventory acquired in repossession                             1,710,220
Conversion of a portion of CMN note to equity                  2,516,493

   In connection with the Company's purchase of Paaco and Precision, assumed liabilities were as follows:

                                                               Paaco              Precision
                                                            ------------         -----------
Fair value of assets acquired                               $ 48,077,386         $ 8,258,112
Cash paid for capital stock                                   (9,174,212)         (4,032,389)
Minority interests                                            (2,980,180)           (128,461)
                                                            ------------         -----------

     Liabilities assumed                                    $ 35,922,994         $ 4,097,262
                                                            ============         ===========

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

                                                             Year Ended April 30, 1998
                                 --------------------------------------------------------------------------------------
                                  Paaco         Precision      Concorde        Other      Eliminations    Consolidated
                                 --------       ---------      --------       --------    ------------    -------------
                                                                    (in thousands)
Revenues:
     Sales and other             $ 14,241        $ 1,351       $  1,100       $  1,105                      $ 17,797
     Interest income                1,519                           815          1,472     $    (388)          3,418
                                 --------        -------       --------       --------     ---------        --------
          Total                    15,760          1,351          1,915          2,577          (388)         21,215
                                 --------        -------       --------       --------     ---------        --------


Costs and expenses:
     Interest expense                 942             81            586             14          (388)          1,235
     Depreciation and amort.           64            122             42            557                           785
     Other                         13,715            867          2,094          2,928                        19,604
                                 --------        -------       --------       --------     ---------        --------
          Total                    14,721          1,070          2,722          3,499          (388)         21,624
                                 --------        -------       --------       --------     ---------        --------


CMN earnings and other                                                             965                           965
                                 --------        -------       --------       --------     ---------        --------


Income (loss) before taxes
     and minority interests      $  1,039        $   281       $   (807)      $     43     $      --        $    556
                                 ========        =======       ========       ========     =========        ========


Capital expenditures             $  1,648        $ 1,057       $    568       $    788     $      --        $  4,061
                                 ========        =======       ========       ========     =========        ========


Total assets                     $ 45,427        $ 9,337       $ 16,211       $ 43,358     $ (20,656)       $ 93,677
                                 ========        =======       ========       ========     =========        ========

T - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   A summary of the Company's quarterly results of operations for the years ended April 30, 1998 and 1997 is as follows (in thousands):

                                                        Year Ended April 30, 1998
                                      --------------------------------------------------------------
                                       First        Second         Third       Fourth
                                      Quarter       Quarter       Quarter      Quarter       Total
                                      --------      --------      --------     --------     --------
Revenue(a)                            $    494      $    556      $  1,165     $ 19,000     $ 21,215
Net income (loss)                         (309)          (51)           14          694          348
Diluted earnings (loss) per share        (0.03)        (0.01)           --         0.07         0.04

                                                            Year Ended April 30, 1997
                                          ---------------------------------------------------------------
                                            First      Second        Third         Fourth
                                           Quarter     Quarter       Quarter       Quarter        Total
                                          --------     --------      --------      --------      --------
Revenue                                   $    601     $    854      $    298      $    277      $  2,030
Net income (loss)(b)                        13,621         (468)       (3,531)         (762)        8,860
Diluted earnings (loss) per share(b)          1.16        (0.04)        (0.34)        (0.07)         0.80

(a) - During the fourth quarter in the year ended April 30, 1998 revenues increased significantly as a result of the Company's acquisitions of Paaco and Precision.

(b) - During the first quarter in the year ended April 30, 1997 the Company recognized a $14.9 million gain on the sale of its remaining 50% interest in SCGC. During the third quarter of the year ended April 30, 1997 the Company recognized a loss of $4.7 million from the sale of 1,850,000 shares of Casino America common stock it had received in the sale of its remaining 50% interest in SCGC.

REPORT OF INDEPENDENT ACCOUNTANTS                              CROWN GROUP, INC.


Stockholders and Board of Directors
Crown Group, Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Crown Group, Inc. and its subsidiaries at April 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Dallas, Texas                                PricewaterhouseCoopers LLP
August 1, 1998

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

                                 Fiscal 1998            Fiscal 1997
                                High       Low        High        Low
                               ------     ------     ------     ------
First quarter                  $ 2.56     $ 2.00     $ 3.63     $ 1.69
Second quarter                   4.00       2.38       3.06       2.00
Third quarter                    3.56       3.00       3.25       2.00
Fourth quarter                   4.31       3.00       2.94       2.00

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

                                                               Years Ended April 30,
                                           1998          1997         1996          1995          1994
                                         --------      --------     --------      --------      --------
Revenues from:
     Continuing operations               $ 21,215      $  2,030     $  2,293      $    177      $    197
     Discontinued opearations                                                                        604

Net income (loss) from:
     Continuing operations               $    348      $  8,860     $ 12,298      $(20,325)     $ (2,052)
     Discontinued operations                                                                        (177)
                                         --------      --------     --------      --------      --------
                                         $    348      $  8,860     $ 12,298      $(20,325)     $ (2,229)
                                         ========      ========     ========      ========      ========

Earnings (loss) per share (diluted):
     Continuing operations               $   0.04      $   0.80     $   1.03      $  (2.01)     $  (0.34)
     Discontinued operations                                                                       (0.03)
                                         --------      --------     --------      --------      --------
                                         $   0.04      $   0.80     $   1.03      $  (2.01)     $  (0.37)
                                         ========      ========     ========      ========      ========

Total assets                             $ 93,677      $ 38,237     $ 39,329      $ 54,507      $ 30,974
Total debt                                 46,035                        987        31,660
Stockholders' equity                       35,032        35,713       30,153        17,930        23,837
Shares outstanding                          9,434        10,395       11,650        11,678         8,999