Form 10-K405, Exhibit 13
period 1999-04-30
CROWN GROUP INC /TX/
filed 1999-08-13
CIK 799850

                                                                    EXHIBIT 13.1


MANAGEMENT'S DISCUSSION AND ANALYSIS OF                        CROWN GROUP, INC.
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    The following discussion should be read in conjunction with the Company's consolidated financial statements appearing elsewhere in this annual report.


OVERVIEW

    Crown Group, Inc. ("Crown"), and collectively with its subsidiaries (the "Company"), is a publicly traded buy-out firm which presently owns (i) 100% of America's Car-Mart, Inc. ("Car-Mart") and 85% of Paaco Automotive Group, Inc. and Premium Auto Acceptance Corporation (collectively, "Paaco"), vertically integrated used car sales and finance companies, (ii) 100% of Precision IBC, Inc. ("Precision"), a firm specializing in the sale and rental of intermediate bulk containers ("IBC's"), (iii) 80% of Concorde Acceptance Corporation ("Concorde"), a sub-prime mortgage lender, (iv) 49% of Casino Magic Neuquen S.A. ("CMN"), a casino operator in the Province of Neuquen, Argentina, (v) 50.1% of CG Incorporated, S.A. de C.V. ("Crown El Salvador"), a newly formed company focusing on the development and operation of casinos in El Salvador, (vi) 80% of Home Stay Lodges I, Ltd. ("Home Stay"), a partnership focusing on the development and operation of extended-stay lodging facilities, and (vii) 45% of Atlantic Castings, Inc. ("Atlantic Castings"), an investment casting manufacturer of turbine engine components. In addition, from time to time the Company purchases and sells small ownership interests in securities of privately held and publicly traded firms. For a summary of the Company's operating results and other financial data by business segment, see Note U of the Company's consolidated financial statements appearing elsewhere in this annual report. The Company is presently focusing on (i) the development and expansion of its existing businesses, and (ii) the potential acquisition or development of other businesses unrelated to its existing businesses.

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


ACQUISITIONS SINCE FISCAL 1997

CMN - In June 1997 the Company acquired a 49% interest in CMN from Casino Magic Corp. ("Casino Magic") for a purchase price of $7 million in cash. CMN operates casinos in the cities of Neuquen and San Martin de los Andes ("San Martin") in the Province of Neuquen, Argentina under an exclusive concession contract.

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

PAACO - In February 1998 the Company acquired 53% of the common stock of Paaco for a purchase price of approximately $9.1 million in cash. Approximately $4.9 million of Paaco common stock was purchased directly from Paaco, and the remaining $4.2 million was purchased from Paaco management who prior to this transaction were the sole shareholders of Paaco. Effective May 1, 1998 and February 1, 1999 the Company purchased an additional 12% and 15% interest, respectively, in Paaco from the management shareholders. The May 1, 1998 purchase price of $1.7 million was paid by issuing 412,500 shares of the Company's common stock. The February 1, 1999 purchase price of approximately $2.6 million consisted of 257,811 shares of the Company's common stock and approximately $1.0 million in cash. In July 1999, upon discovering certain accounting errors and irregularities at Paaco, the Company and the Paaco selling shareholders amended and restated the three prior purchase agreements such that the Company received approximately $4 million in consideration and an additional 5% interest in Paaco. Paaco is a vertically integrated used car sales and finance company which operates eight dealerships in the Dallas-Ft. Worth metropolitan area and two dealerships in Houston, Texas. Paaco sells, underwrites and finances used cars and trucks with a focus on the Hispanic market.

PRECISION - In February 1998 the Company acquired 80% of the common stock of Precision IBC, Incorporated ("Original Precision") for a purchase price of approximately $2.4 million cash. In March 1998 the Company acquired 80% of the common stock of M&S Tank Rentals, Inc. ("M&S") for a purchase price of $1.65 million cash. Original Precision and M&S were subsequently merged together into a newly formed corporation, Precision IBC, Inc. ("Precision"). Effective May 1, 1998 the Company acquired the remaining 20% of Precision. The purchase price of approximately $1.1 million was paid by issuing 288,027 shares of the Company's common stock. Precision is in the business of renting, selling, testing and servicing principally stainless steel intermediate bulk containers.

HOME STAY - In May 1998 the Company, along with a minority holder, formed Home Stay. Home Stay is in the business of constructing and operating extended-stay lodging facilities. In March 1999 Home Stay began operating two newly constructed 128 unit extended-stay lodging facilities in the Pensacola, Florida area.

CAR-MART - In January 1999 the Company acquired 100% of the outstanding common stock of Fleeman Holding Company, including its wholly-owned subsidiary Car-Mart, for $41.35 million. The purchase price consisted of $33.85 million in cash and the issuance of promissory notes aggregating $7.5 million. Car-Mart operates thirty "Buy-Here Pay-Here" used car dealerships located in niche markets throughout Arkansas, Oklahoma, Texas and Missouri. Car-Mart sells, underwrites and finances used cars and trucks.

CROWN EL SALVADOR - In March 1999 the Company, along with minority holders, formed Crown El Salvador. Crown El Salvador is in the business of developing and operating casino properties in El Salvador. In June and July 1999 Crown El Salvador completed the construction and began operating its first and second casinos, respectively, in El Salvador.

ATLANTIC CASTINGS - In March 1999 the Company acquired a 45% interest in Atlantic Castings for a purchase price of $.3 million in cash. Atlantic Castings is an investment casting manufacturer of turbine engine components.


RESULTS OF OPERATIONS

    As detailed above the Company has made a variety of acquisitions over the last two years. Acquisitions involving the purchase of greater than a 50% interest have been accounted for using the purchase method of accounting. The Company has included the operating results of each majority-owned company from the respective acquisition date. As a result of the acquisitions occurring throughout the last two fiscal years, operating results for the years ended April 30, 1999, 1998 and 1997 are not entirely comparable. Below is a summary of the number of months of operation each acquired companies' operating results are included in the Company's consolidated results of operations for the fiscal years ended April 30, 1999, 1998 and 1997:

                                       1999          1998            1997
                                      ------        ------           ----
       CMN                            12 mo.        11 mo.            -
       Concorde                       12 mo.        10 mo.            -
       Paaco                          12 mo.         3 mo.            -
       Precision                      12 mo.         3 mo.            -
       Home Stay                      12 mo.           -              -
       Car-Mart                        4 mo.           -              -
       Crown El Salvador               2 mo.           -              -
       Atlantic Castings               2 mo.           -              -

    During the course of its fiscal 1999 year end closing process, the Company discovered certain accounting errors and irregularities at Paaco, as a result of which fiscal 1999 earnings of the Company were reduced by certain finance receivable and inventory write-downs, together with an increase in finance receivable reserves and drafts payable. Such errors and irregularities existed at and subsequent to the Company's initial purchase of its interest in Paaco in February 1998. The investigation at Paaco has also resulted in a restatement of fiscal 1998 results of operations and subsequent quarterly financial statements during fiscal 1999. See Notes V and W to the consolidated financial statements for a summary of the impact of the required adjustments on the Company's fiscal 1998 consolidated financial statements and fiscal 1999 quarterly results of operations. As a result of its investigation of Paaco, management of the Company has restructured Paaco's management organization and has implemented cost reductions at that subsidiary, while taking steps to ensure the integrity of Paaco's accounting and reporting procedures in future periods. Daniel Chu, former President of Paaco, resigned in July 1999.

    Below is a presentation of the operating results for the four principal business segments of the Company for the years ended April 30, 1999 and 1998 (in thousands). The segments include (i) automobile, which pertains to Car-Mart's and Paaco's selling and financing of used vehicles, (ii) IBC's, which pertains to Precision's rental and sales of intermediate bulk containers, (iii) mortgage, which pertains to Concorde's originating and selling of sub-prime mortgage loans, and (iv) other, which includes corporate operations, Home Stay, Crown El Salvador, activities of relatively inactive subsidiaries and the Company's equity investments in CMN and Atlantic Castings. For the year ended April 30, 1997 the Company operated in a single business segment, and, accordingly, no separate segment disclosures are necessary.

                                                                Year Ended April 30, 1999
                                    ---------------------------------------------------------------------------------
                                    Automobile      IBC's        Mortgage        Other    Eliminations   Consolidated
                                    ----------     --------      --------      --------   ------------   ------------
                                                                      (in thousands)
   Revenues:
       Sales and other               $ 87,121      $  5,237      $  4,634      $    973                  $ 97,965
       Interest income                 10,638            19         1,616         1,867      $ (819)       13,321
                                     --------      --------      --------      --------      ------      --------
             Total                     97,759         5,256         6,250         2,840        (819)      111,286
                                     --------      --------      --------      --------      ------      --------

   Costs and expenses:
       Cost of sales                   55,265         1,865                                                57,130
       Selling, gen. and admin         19,354         1,716         4,498         3,916                    29,484
       Prov. for credit losses         15,251            83           164                                  15,498
       Interest expense                 5,771           377         1,187           250        (819)        6,766
       Depreciation and amort             433           707           161         1,098                     2,399
                                     --------      --------      --------      --------      ------      --------
             Total                     96,074         4,748         6,010         5,264        (819)      111,277
                                     --------      --------      --------      --------      ------      --------

   Security gains and other                                                      25,949                    25,949
                                     --------      --------      --------      --------      ------      --------
   Income before taxes
       and minority interests        $  1,685      $    508      $    240      $ 23,525      $   --      $ 25,958
                                     ========      ========      ========      ========      ======      ========

                                                    Year Ended April 30, 1998 (Restated)
                                 ------------------------------------------------------------------------------
                                 Automobile      IBC's       Mortgage       Other    Eliminations  Consolidated
                                 ----------     -------      --------      -------   ------------  ------------
                                                                  (in thousands)
Revenues:
     Sales and other               $14,241      $ 1,351      $ 1,100       $ 1,105                  $17,797
     Interest income                 1,491                       815         1,472      $ (388)       3,390
                                   -------      -------      -------       -------      ------      -------
          Total                     15,732        1,351        1,915         2,577        (388)      21,187
                                   -------      -------      -------       -------      ------      -------


Costs and expenses:
     Cost of sales                   8,472          628                                               9,100
     Selling, gen. and admin         3,363          235        2,042         2,928                    8,568
     Prov. for credit losses         1,744            4           52                                  1,800
     Interest expense                  942           81          586            14        (388)       1,235
     Depreciation and amort             64          122           42           574                      802
                                   -------      -------      -------       -------      ------      -------
          Total                     14,585        1,070        2,722         3,516        (388)      21,505
                                   -------      -------      -------       -------      ------      -------


Security gains and other                                                       965                      965
                                   -------      -------      -------       -------      ------      -------


Income (loss) before taxes
     and minority interests        $ 1,147      $   281      $  (807)      $    26      $   --      $   647
                                   =======      =======      =======       =======      ======      =======


FISCAL YEAR 1999 COMPARED TO FISCAL YEAR 1998

    Net income for fiscal 1999 increased $17.1 million compared to fiscal 1998. The increase was the result of (i) recognizing a substantial gain on the sale of certain securities (principally Inktomi common stock), (ii) including the results of operations of Car-Mart, (iii) improved operating results at Concorde, and (iv) including Precision's operating results for a full year, partially offset by (i) operating losses at Paaco and (ii) expensing certain preopening costs of Crown El Salvador.

    Revenues from sales and other for fiscal 1999 increased $80.2 million compared to fiscal 1998. The increase was principally the result of (i) increases from Paaco ($47.6 million), Precision ($3.9 million) and Concorde ($3.5 million) as a result of including a full twelve months of operating results and growth in revenues at those companies, and (ii) including four months of Car-Mart's operations ($25.3 million). Interest income for fiscal 1999 increased $9.9 million compared to fiscal 1998. The increase was principally the result of (i) interest earned on Car-Mart's finance receivable portfolio ($1.4 million), (ii) greater interest earned on Paaco's finance receivable portfolio ($7.4 million) as a result of including a full twelve months of operating results and growth in the portfolio, and (iii) greater interest earned on Concorde's mortgage loans ($.8 million) as a result of an increase in the average amount of mortgage loans held for sale.

    Cost of sales pertains to the operations of Car-Mart, Paaco and Precision. As a percentage of sales, fiscal 1999 cost of sales increased to 63.7% compared to 60.9% in fiscal 1998. The 2.8% increase is principally the result of lower margins at Paaco resulting from selling higher priced vehicles, partially offset by the inclusion of Car-Mart, which has higher gross profit margins as a result of selling lower priced vehicles. Provision for credit losses pertains principally to Car-Mart's and Paaco's operations. Selling, general and administrative expenses for fiscal 1999 increased $20.9 million compared to fiscal 1998. The increase resulted principally from (i) expenses relating to Car-Mart ($3.5 million), (ii) increases in expenses at Paaco ($12.5 million) and Precision ($1.5 million) as a result of including a full twelve months of operating results and general growth at those companies, (iii) the development of Concorde's mortgage based lending business ($2.5 million), (iv) Crown's abandonment of certain business ventures which it had been pursuing ($.5 million), and (v) preopening costs associated with Crown El Salvador ($.2 million). Interest expense for fiscal 1999 increased $5.5 million compared to fiscal 1998. The increase principally resulted from (i) including Car-Mart in the Company's consolidated results of operations ($.9 million) and (ii) including a full twelve months of operating results of Paaco, Precision and Concorde and generally higher debt balances at those subsidiaries ($4.8 million). Depreciation and amortization expense for fiscal 1999 increased $1.6 million compared to fiscal 1998. The increase resulted principally from (i) amortizing goodwill that was created in the acquisitions of Paaco and Precision for a full twelve months ($.6 million) and (ii) depreciating the assets of Paaco, Precision and Concorde for a full twelve months and higher fixed asset balances at those subsidiaries ($.9 million).

    The provision for income taxes for fiscal 1999 was $9.0 million on pretax income of $26.0 million. This equates to a 36.4% effective tax rate after removing from pretax income the equity in earnings of unconsolidated subsidiaries ($1.3 million), which earnings are presented on an after tax basis. The benefit for income taxes for fiscal 1998 was $.1 million on pretax income of $.6 million. This equates to a 32.6% effective tax rate after removing from pretax income the equity in earnings of unconsolidated subsidiaries ($.9 million), which earnings are presented on an after tax basis. Minority interest pertains to the portions of consolidated subsidiaries not owned by the Company during fiscal 1999 (Paaco and Crown El Salvador) and fiscal 1998 (Paaco and Precision).


FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

    Revenues from sales, rental income, gain on sale of mortgage loans and interest, fees and rentals from CMN pertain to the businesses of Paaco, Precision, Concorde and CMN, respectively, which were acquired or formed during fiscal 1998. Interest income for fiscal 1998 increased $1.9 million compared to fiscal 1997. The increase resulted from (i) the acquisition of Paaco during the fourth quarter of fiscal 1998 ($1.5 million), and (ii) interest earned on Concorde's mortgage loans and excess cash ($.8 million), partially offset by a decrease in Crown's interest income as a result of Crown using its cash to make acquisitions and investments. Other income in fiscal 1998 consists principally of a gain on the sale of certain equipment ($.4 million). Other income in fiscal 1997 pertains to a fee earned by the Company in assisting another company complete an acquisition.

    Cost of sales pertains to Paaco and Precision's operations. Provision for credit losses pertains principally to Paaco's operations. Selling, general and administrative expenses for fiscal 1998 increased $5.8 million compared to fiscal 1997. The increase resulted principally from (i) the acquisitions of Paaco and Precision during the fourth quarter of fiscal 1998 ($3.6 million), and
(ii) the formation and development of Concorde's mortgage based lending business ($2.0 million). Interest expense for fiscal 1998 increased $1.2 million compared to fiscal 1997. The increase resulted from interest associated with the debt of Paaco, Precision and Concorde. Depreciation and amortization for fiscal 1998 increased $.6 million compared to fiscal 1997. The increase resulted from (i) amortizing certain agreements and other assets obtained in the acquisition of 49% of CMN ($.3 million), (ii) amortizing goodwill that was created in the acquisitions of Paaco and Precision ($.1 million), and (iii) depreciating the assets of Paaco and Precision ($.2 million).

    The benefit for income taxes for fiscal 1998 was $.1 million on pretax income of $.6 million. This equates to an effective tax rate of 32.6% after removing from pretax income the equity in earnings of CMN ($.9 million), which earnings are presented on an after tax basis. The benefit for income taxes for fiscal 1997 was $1.9 million on pretax income of $6.9 million. The fiscal 1997 benefit differed from the amount determined by applying the 34% federal statutory rate as a result of a difference in the book and tax basis of SCGC stock sold during the period. Minority interests for fiscal 1998 ($.4 million) pertain to the portions of Paaco (47%) and Precision (20%) not owned by the Company during the period. Net income for fiscal 1998 decreased $8.5 million compared to fiscal 1997. The decrease was principally the result of fiscal 1997 including a $14.9 million pretax gain on the sale of its remaining 50% interest in SCGC, which was partially offset by a loss on the sale of securities received in the sale of SCGC ($5.3 million) and a write-down of land held for sale ($1.0 million).


LIQUIDITY AND CAPITAL RESOURCES

    For fiscal 1999 net cash provided by operating activities amounted to $28.7 million. The principal sources of cash resulted from the sale of mortgage loans and net income generated by the Company. The excess of mortgage loans sold and principal repayments over mortgage loans originated or acquired was $8.0 million. Net cash used by investing activities of $64.1 million included (i) a $33.4 million use of cash in the acquisition of Car-Mart, (ii) a $44.2 million use of cash in finance receivable originations in excess of finance receivable collections, (iii) a $16.3 million use of cash in the purchase of assets (rental and other equipment and the construction of lodging facilities), and (iv) a $26.5 million net source of cash from the sale of securities (principally Inktomi common stock) in excess of the cost of purchased securities. Net cash provided by financing activities of $41.7 million principally relates to (i) $37.8 million of net cash provided by the asset based revolving credit facilities of Car-Mart, Paaco and Precision, and (ii) $4.9 million of net proceeds from the issuance of other debt (Home Stay construction loan and financing of Paaco and Precision real estate).

    As of April 30, 1999 the Company's sources of liquidity included approximately (i) $12.9 million of cash on hand, of which $12.7 million was held by Crown, (ii) $36.1 million remaining to be drawn on the credit facilities of Car-Mart, Paaco, Concorde and Precision, although the majority of such additional draws may only be made in connection with a corresponding increase in the related collateral asset (i.e., finance receivables, mortgage loans held for sale and intermediate bulk containers), and
(iii) the potential issuance of additional debt and/or equity, although the Company has no specific commitments or arrangements to issue such additional debt and/or equity. The loan agreements which govern the credit facilities of Crown's subsidiaries limit dividends and other distributions from such subsidiaries to Crown. The amount available to be drawn under each of the Company's revolving credit facilities is a function of the underlying collateral asset. Generally, the Company is able to borrow a specified percentage of the face value of eligible finance receivables in the case of Car-Mart and Paaco, and eligible mortgage loans in the case of Concorde. Precision's borrowing base is a function of the number of tanks owned. The Company's revolving credit facilities mature at various times between 1999 and 2002.

    As a result of the investigation of accounting errors and irregularities at Paaco, it was discovered that Paaco was in breach of certain loan covenants and had exceeded its maximum available advances under its principal credit facility. However, Paaco has received waivers of each covenant violation and has entered into a forbearance agreement with its principal lender. The forbearance agreement affords Paaco a period of nine months to gradually come into compliance with the availability provisions and leverage ratio of the original agreement. Paaco is presently in compliance with the forbearance agreement and expects to come into compliance with the original agreement within the nine month period provided in the forbearance agreement.

    The Company is focusing on the development and expansion of its existing businesses and the potential acquisition or development of other unrelated businesses. Car-Mart's, Paaco's, Precision's and Concorde's credit facilities can support the majority of their expected growth over the next twelve months. As of April 30, 1999 the Company had an outstanding commitment of approximately $1.3 million pertaining to an investment in a private venture capital fund which focuses on high technology businesses, such as Internet related concerns. The Company plans to fund this commitment from cash on hand.

    In March 1996 the Company's Board of Directors approved a program, as amended, to repurchase up to 4,000,000 shares of the Company's common stock from time to time in the open market. As of April 30, 1999 the Company had repurchased 2,876,648 shares pursuant to this program. The timing and amount of future share repurchases, if any, will depend on various factors including market conditions, available alternative investments and the Company's financial position.


RECENT ACCOUNTING PRONOUNCEMENTS

   In June 1998 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" which, as amended by SFAS No. 137, is effective for all fiscal quarters and years beginning after June 15, 2000. SFAS No. 133 standardizes the accounting for derivative instruments and hedging activities, including certain derivative instruments imbedded in other contracts. Under this standard, entities are required to carry all derivative instruments in the statement of financial position at fair value. The Company does not believe the adoption of SFAS No. 133 will have a material impact on its financial position or results of operations.


DATA PROCESSING AND YEAR 2000

   Each of Crown and its subsidiaries operate their data processing systems independently. Almost all of the software utilized by the Company is licensed from third parties. With the exception of Car-Mart, all of the Company's hardware, software and networking systems are year 2000 compliant. Car-Mart expects its systems to be year 2000 compliant by September 1999. A more complete description on a company by company basis is as follows:

           PAACO - Paaco utilizes two primary software packages (operating and accounting), and several secondary software packages (word processing, spreadsheet and database) in the operation of its business. Each of its operating, accounting and secondary software applications are year 2000 compliant. Paaco utilizes two local area networking systems, both of which are year 2000 compliant. All of Paaco's data processing hardware is year 2000 compliant.

           CONCORDE - Concorde utilizes three primary software packages (front-end origination and processing, mortgage servicing and accounting), and approximately nine secondary software packages (document generation, scanning, telephone management, E-mail, database, fax, credit bureau, word processing and spreadsheet) in the operation of its business. All of its software applications are year 2000 compliant. In addition, Concorde's local area networking software and all of its data processing hardware are year 2000 compliant.

           PRECISION - Precision utilizes two primary software packages (tank tracking and accounting), and approximately five secondary software packages (word processing, database, spreadsheet, desktop publishing and lock box communication) in the operation of its business. All of Precision's primary and secondary software packages are year 2000 compliant. All of Precision's data processing equipment, which consists principally of personal computers, is year 2000 compliant.

           CMN - CMN utilizes one primary software package (accounting), and a few secondary software packages (word processing and spreadsheet) in the operation of its business. All of CMN's software applications are year 2000 compliant. CMN's data processing equipment, which consists principally of personal computers, is year 2000 compliant.

           CROWN - Crown utilizes one primary software package (accounting), and approximately three secondary software packages (word processing, spreadsheet and desktop publishing) in the operation of its business. All of its software applications are year 2000 compliant. In addition, Crown's local area networking software and all of its data processing hardware are year 2000 compliant

           CAR-MART - Car-Mart utilizes two primary software packages (operating and accounting), and several secondary software packages (word processing, spreadsheet, database and communication) in the operation of its business. The present version of the operating software utilized by Car-Mart is not year 2000 compliant, however, Car-Mart is in the process of installing a more recent version which is year 2000 compliant and plans to have such installation completed by September 1999. The accounting software utilized by Car-Mart is not year 2000 compliant, however, Car-Mart is in the process of installing new accounting software that is year 2000 compliant and plans to have such installation completed by September 1999. All of Car-Mart's secondary software packages are year 2000 compliant. The majority of Car-Mart's data processing hardware is year 2000 compliant, and the portion that is not will be updated or replaced by September 1999.

   Each of Crown and its subsidiaries rely to varying degrees on third parties in the operation of their businesses. Such third parties include banking institutions, telecommunications companies, utilities, manufacturers and parts suppliers. The Company has made inquiries of some, but not all, of these third parties as to their year 2000 compliance. The Company believes to the extent a particular third party vendor does not become year 2000 compliant, and such lack of compliance is expected to have a material impact on such vendor's ability to effectively provide goods or services, the Company could replace such vendor to obtain the goods or services it needs. The Company plans to monitor its more material third party relationships and take appropriate action as necessary.

    The Company has not incurred any appreciable costs in its process of becoming year 2000 compliant, nor does it expect to do so in the future. The Company does not presently have a contingency plan with respect to its year 2000 compliance as it expects to be fully compliant by September of 1999.

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

CONSOLIDATED BALANCE SHEETS                                    CROWN GROUP, INC.



                                                                                 April 30, 1999     April 30, 1998
                                                                                 --------------     --------------
                                                                                                      (Restated)
Assets:
    Cash and cash equivalents                                                     $ 12,910,535      $  6,481,706
    Marketable equity securities                                                                       4,742,180
    Accounts and other receivables, net                                              2,572,535         1,936,055
    Mortgage loans held for sale, net                                               10,636,933        14,350,437
    Finance receivables, net                                                        88,424,897        33,918,014
    Inventory                                                                        9,290,272         3,798,800
    Prepaid and other assets                                                         2,748,831           572,089
    Property and equipment, net                                                     22,055,174         9,165,703
    Investment in CMN and related assets, net                                        5,167,161         6,606,114
    Goodwill, net                                                                   14,328,241        10,631,737
                                                                                  ------------      ------------
                                                                                  $168,134,579      $ 92,202,835
                                                                                  ============      ============


Liabilities and stockholders' equity:
    Accounts payable                                                              $  4,747,358      $  2,514,081
    Accrued liabilities                                                              5,040,007         1,952,828
    Income taxes payable                                                             3,875,583           142,572
    Revolving credit facilities                                                     78,928,121        41,164,524
    Other notes payable                                                             17,259,544         4,870,074
    Deferred sales tax                                                               2,713,914         2,090,303
    Deferred income taxes, net                                                         797,437         1,855,058
                                                                                  ------------      ------------
          Total liabilities                                                        113,361,964        54,589,440
                                                                                  ------------      ------------

    Minority interests                                                               1,713,731         2,562,071
    Commitments and contingencies


    Stockholders' equity:
       Preferred stock, par value $.01 per share, 1,000,000 shares authorized; none issued or outstanding
       Common stock, par value $.01 per share, 50,000,000 shares authorized;
           10,096,842 issued and outstanding (9,433,963 at April 30, 1998)             100,968            94,340
       Additional paid-in capital                                                   37,970,391        35,547,369
       Retained earnings (accumulated deficit)                                      14,987,525        (2,520,885)
       Unrealized appreciation of securities                                                           1,930,500
                                                                                  ------------      ------------
           Total stockholders' equity                                               53,058,884        35,051,324
                                                                                  ------------      ------------
                                                                                  $168,134,579      $ 92,202,835
                                                                                  ============      ============






See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS                          CROWN GROUP, INC.



                                                                          Years Ended April 30,
                                                               1999                1998                1997
                                                           -------------       -------------       -------------
                                                                                (Restated)
Revenues:
    Sales                                                  $  89,731,527       $  14,938,617
    Rental income                                              2,634,854             494,374
    Gain on sale of mortgage loans                             4,406,974           1,087,303
    Interest income                                           13,320,513           3,390,161       $   1,530,324
    Interest, fees and rentals from CMN                          694,146             680,697
    Other                                                        498,201             596,709             500,000
                                                           -------------       -------------       -------------
                                                             111,286,215          21,187,861           2,030,324
                                                           -------------       -------------       -------------

Costs and expenses:
    Cost of sales                                             57,129,838           9,100,053
    Selling, general and administrative                       29,484,380           8,567,614           2,796,273
    Provision for credit losses                               15,498,111           1,800,164
    Interest expense                                           6,766,258           1,235,358              68,757
    Depreciation and amortization                              2,398,901             802,319             168,443
    Write-down of land held for sale                                                                   1,019,709
    Gaming development and abandonment                                                                   736,942
                                                           -------------       -------------       -------------
                                                             111,277,488          21,505,508           4,790,124
                                                           -------------       -------------       -------------

Other income (expense):
    Equity in earnings of unconsolidated subsidiaries          1,259,734             926,598
    Gain (loss) on sale of securities, net                    24,689,130              38,258          (5,254,858)
    Gain on sale of SCGC                                                                              14,934,543
                                                           -------------       -------------       -------------
                                                              25,948,864             964,856           9,679,685
                                                           -------------       -------------       -------------

        Income before taxes and minority interests            25,957,591             647,209           6,919,885

Provision (benefit) for income taxes                           9,000,661             (91,030)         (1,940,000)
Minority interests                                              (551,480)            371,073
                                                           -------------       -------------       -------------

        Net income                                         $  17,508,410       $     367,166       $   8,859,885
                                                           =============       =============       =============



Earnings per share:
        Basic                                              $        1.73       $         .04       $         .82
        Diluted                                            $        1.68       $         .04       $         .80


Weighted average number of shares outstanding:
        Basic                                                 10,095,614           9,829,392          10,868,119
        Diluted                                               10,400,504           9,905,819          11,027,077




See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME               CROWN GROUP, INC.



                                                                                Years Ended April 30,
                                                                      1999               1998              1997
                                                                  ------------       ------------      ------------
                                                                                     (Restated)
Net income                                                        $ 17,508,410       $    367,166      $  8,859,885

Change in unrealized appreciation of securities, net of tax:
    Unrealized appreciation arising during period                   14,172,605          1,930,500
    Less realized gain included in net income                      (16,103,105)
                                                                  ------------       ------------      ------------
                                                                    (1,930,500)         1,930,500
                                                                  ------------       ------------      ------------

         Comprehensive income                                     $ 15,577,910       $  2,297,666      $  8,859,885
                                                                  ============       ============      ============







See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                         CROWN GROUP, INC.

                                                                                   Years Ended April 30,
                                                                       1999                1998                1997
                                                                   -------------       -------------       -------------
                                                                                        (Restated)
Operating activities:
  Net income                                                       $  17,508,410       $     367,166       $   8,859,885
  Adjustments to reconcile net income to net
      cash provided (used) by operating activities:
      Depreciation and amortization                                    2,398,901             802,319             168,443
      Amortization of finance receivable discount                     (1,186,350)           (252,765)
      Deferred income taxes                                              944,961            (950,343)         (2,275,000)
      Provision for credit losses                                     15,498,111           1,800,164
      Minority interests                                                (551,480)            371,073
      Write down of assets                                                                                     1,715,718
      Gain on sale of mortgage loans                                  (4,406,974)         (1,087,303)
      Gain on sale of assets                                            (286,225)           (437,171)
      (Gain) loss on sale of securities                              (24,689,130)            (38,258)          5,254,858
      Gain on sale of SCGC                                                                                   (14,934,543)
      Equity in earnings of unconsolidated subsidiaries               (1,259,734)           (926,598)
      Changes in assets and liabilities, net of transactions:
           Accounts and other receivables                              3,226,886            (598,109)            396,466
           Mortgage loans originated or acquired                     (99,206,479)        (36,757,608)
           Mortgage loans sold and principal repayments              107,188,926          23,441,905
           Inventory                                                   8,832,626             567,689
           Prepaids and other assets                                  (1,542,587)            107,938              12,092
           Accounts payable, accrued liabilities and deferred
             sales tax                                                 3,630,783           1,298,385            (145,398)
           Income taxes payable                                        2,640,797            (192,428)           (335,000)
                                                                   -------------       -------------       -------------
                  Net cash provided (used) by operating
                    activities                                        28,741,442         (12,483,944)         (1,282,479)
                                                                   -------------       -------------       -------------

Investing activities:
           Finance receivable originations                           (80,431,081)        (13,324,694)
           Finance receivable collections                             36,252,894           4,723,150
           Purchase of property and equipment                        (16,312,815)         (4,061,196)         (1,076,142)
           Sale of property and equipment                              2,004,520          17,721,787             325,000
           Purchase of securities                                     (6,643,496)         (5,551,714)         (4,023,118)
           Sale of securities                                         33,149,806           3,772,792          11,593,260
           Sale of notes receivable                                                                           19,200,000
           Dividends and note collections from CMN                     2,389,152           1,050,750
           Purchase of CMN and related assets                                             (7,000,001)
           Purchase of Paaco, net of cash acquired                    (1,031,250)         (4,378,459)
           Purchase of Precision, net of cash acquired                                    (4,021,142)
           Purchase of Car-Mart, net of cash acquired                (33,437,087)
                                                                   -------------       -------------       -------------
                  Net cash provided (used) by investing
                    activities                                       (64,059,357)        (11,068,727)         26,019,000
                                                                   -------------       -------------       -------------

Financing activities:
           Capital contributions from minority owners                  1,088,000
           Issuance of common stock                                                           93,282
           Purchase of common stock                                   (1,994,323)         (3,052,322)         (3,299,845)
           Proceeds from revolving credit facilities, net             37,763,597          13,979,273
           Proceeds from (repayments of) other debt, net               4,889,470          (2,103,816)           (987,569)
                                                                   -------------       -------------       -------------
                  Net cash provided (used) by financing
                    activities                                        41,746,744           8,916,417          (4,287,414)
                                                                   -------------       -------------       -------------

Increase (decrease) in cash and cash equivalents                       6,428,829         (14,636,254)         20,449,107
Cash and cash equivalents at:        Beginning of period               6,481,706          21,117,960             668,853
                                                                   -------------       -------------       -------------

                                     End of period                 $  12,910,535       $   6,481,706       $  21,117,960
                                                                   =============       =============       =============


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                CROWN GROUP, INC.



                                                         For the Three Years in the Period Ended April 30, 1999

                                                                                          Retained
                                                                        Additional        Earnings      Unrealized         Total
                                           Common Stock                  Paid-In        (Accumulated   Appreciation    Stockholders'
                                      Shares             Amount          Capital          Deficit)     of Securities      Equity
                                   ------------       ------------     ------------     ------------   -------------   -------------
Balance at April 30, 1996            11,650,559       $    116,506     $ 41,784,088     $(11,747,936)                  $ 30,152,658

    Purchase of common stock         (1,255,974)           (12,560)      (3,287,285)                                     (3,299,845)
    Net income                                                                             8,859,885                      8,859,885
                                   ------------       ------------     ------------     ------------    -----------    ------------

Balance at April 30, 1997            10,394,585            103,946       38,496,803       (2,888,051)                    35,712,698

    Purchase of common stock         (1,102,765)           (11,028)      (3,041,294)                                     (3,052,322)
    Stock options exercised             142,143              1,422           91,860                                          93,282
      Unrealized appreciation of
             securities                                                                                 $ 1,930,500       1,930,500
    Net income                                                                               348,095                        348,095
                                   ------------       ------------     ------------     ------------    -----------    ------------

Balance at April 30, 1998, as
    reported                          9,433,963             94,340       35,547,369       (2,539,956)     1,930,500      35,032,253
    Restatement (Note V)                                                                      19,071                         19,071
                                   ------------       ------------     ------------     ------------    -----------    ------------

Balance at April 30, 1998, as
    restated                          9,433,963             94,340       35,547,369       (2,520,885)     1,930,500      35,051,324
    Issuance of common stock            958,338              9,583        4,414,390                                       4,423,973
    Purchase of common stock           (492,909)            (4,929)      (1,989,394)                                     (1,994,323)
    Stock options and warrants
      exercised                         197,450              1,974           (1,974)                                             --
    Unrealized appreciation of
      securities                                                                                         (1,930,500)     (1,930,500)
    Net income                                                                            17,508,410                     17,508,410
                                   ------------       ------------     ------------     ------------    -----------    ------------

Balance at April 30, 1999            10,096,842       $    100,968     $ 37,970,391     $ 14,987,525    $        --    $ 53,058,884
                                   ============       ============     ============     ============    ===========    ============



See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   CROWN GROUP, INC.



A - HISTORY AND DESCRIPTION OF BUSINESS

    Crown Group, Inc. ("Crown"), and collectively with its subsidiaries (the "Company"), is a publicly traded buy-out firm which presently owns (i) 100% of America's Car-Mart, Inc. ("Car-Mart") and 85% of Paaco Automotive Group, Inc. and Premium Auto Acceptance Corporation (collectively, "Paaco"), vertically integrated used car sales and finance companies, (ii) 100% of Precision IBC, Inc. ("Precision"), a firm specializing in the sale and rental of intermediate bulk containers ("IBC's"), (iii) 80% of Concorde Acceptance Corporation ("Concorde"), a sub-prime mortgage lender, (iv) 49% of Casino Magic Neuquen S.A. ("CMN"), a casino operator in the Province of Neuquen, Argentina, (v) 50.1% of CG Incorporated, S.A. de C.V. ("Crown El Salvador"), a newly formed company focusing on the development and operation of casinos in El Salvador, (vi) 80% of Home Stay Lodge I, Ltd. ("Home Stay"), a partnership focusing on the development and operation of extended-stay lodging facilities, and (vii) 45% of Atlantic Castings, Inc. ("Atlantic Castings"), an investment casting manufacturer of turbine engine components. In addition, from time to time the Company purchases and sells small ownership interests in securities of privately held and publicly traded firms. The Company is presently focusing on (i) the development and expansion of its existing businesses, and (ii) the potential acquisition or development of other unrelated businesses.

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



B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

   The consolidated financial statements include the accounts of Crown Group, Inc. and all of its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's subsidiaries are included in its consolidated results of operations from the point in time such subsidiary became a majority-owned subsidiary of the Company. The Company has accounted for its 45% investment in Atlantic Castings and its 49% investment in CMN on the equity method as the Company does not control these entities.

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

Concentration of Risk

   The Company provides financing in connection with the sale of substantially all of its used vehicles. These sales are made primarily to customers residing in Texas and Arkansas. Periodically, the Company maintains cash in financial institutions in excess of the amounts insured by the federal government. CMN's revenues principally originate from persons living in and around the City of Neuquen, Argentina.

Cash Equivalents

   The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. Cash equivalents generally consist of interest bearing money market accounts.

Marketable Equity Securities

   Investments in marketable equity securities are recorded at market value based upon closing stock prices as quoted on national stock exchanges or over-the-counter markets. To the extent the Company considers a particular equity security to be a "trading" security, the difference between the Company's historical cost and such security's market value is included in the accompanying statement of operations. All other equity securities are considered to be "available for sale" securities, and the difference between the Company's historical cost and such security's market value is included as a separate component of stockholders' equity entitled "unrealized appreciation of securities," on a net of tax basis. At April 30, 1998 the Company had trading securities and available for sale securities of $742,180 and $4,000,000, respectively. At April 30, 1999 the Company had no marketable equity securities.

   At April 30, 1998 the Company held 222,222 shares of Inktomi Corporation common stock, which company completed its initial public offering ("IPO") on or about June 9, 1998. The Company's Inktomi shares were subject to an underwriter's lock-up agreement which restricted the Company from selling its Inktomi stock until December 8, 1998. The Company valued its Inktomi shares based upon the IPO price of $18.00 per share. Accordingly, at April 30, 1998 the carrying value of the Company's Inktomi stock was $4,000,000, which reflected a gross unrealized gain of $2,925,000 over the Company's cost of $1,075,000. The Company uses the specific identification method for accounting for securities transactions. During fiscal 1999 the Company sold all of its marketable equity securities.

Mortgage Loans Held for Sale

   Mortgage loans held for sale are carried at the lower of aggregate cost or market. Market value is determined by current investor yield requirements. A portion of these loans are pledged against the Company's revolving credit facility. The cost of mortgage loans held for sale includes the cost of originating or purchasing the mortgage loans reduced by (i) deferred loan origination fees, and (ii) an allowance for loan losses of $190,600 and $27,000 at April 30, 1999 and 1998, respectively. While management believes the allowance for loan losses included in the financial statements to be adequate, such estimate may be more or less than the amount ultimately charged off. The adequacy of the allowance for loan losses is periodically reviewed by management with any changes reflected in current operations.

Finance Receivables and Allowance for Credit Losses

   The Company originates installment contracts from the sale of used vehicles at its dealerships. Finance receivables consist of contractually scheduled payments from installment contracts net of unearned finance charges and an allowance for credit losses. Unearned finance charges represent the balance of interest income remaining from the capitalization of the total interest to be earned over the original term of the related installment contract.

   The Company maintains an allowance for credit losses at a level it considers sufficient to cover anticipated losses in the collection of its finance receivables. The allowance for credit losses is based upon a periodic analysis of the portfolio, economic conditions and trends, historical credit loss experience, the borrowers' ability to repay, and collateral values. Since the loss reserve is based upon a number factors, most of which are subject to change over time (i.e. economic conditions), it is reasonably possible that a change in such factors may cause the allowance for credit losses to increase or decrease by a material amount in the near term. The allowance for credit losses is periodically reviewed by management with any changes reflected in current operations.

Inventory

   Inventory is valued at the lower of cost or market on a specific identification basis. Inventory includes used vehicles, parts for vehicles and supplies and parts related to the IBC business. Repossessed vehicles are recorded at the lower of cost or market, which approximates wholesale value. Vehicle reconditioning costs are capitalized as a component of inventory. The cost of used vehicles and IBC's sold is determined using the specific identification method.

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


Leasehold improvements                                        Life of lease
Furniture, fixtures and equipment                             3 to 10 years
Rental equipment                                                   12 years
Buildings                                                          39 years


Goodwill

   Goodwill represents the excess of the Company's cost over the fair value of net identifiable assets acquired in its purchases of Paaco ($11.0 million) and Precision ($4.3 million). Goodwill is amortized on a straight line basis over periods ranging from 15 to 25 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. At April 30, 1999 and 1998 accumulated amortization of goodwill amounted to $936,171 and $154,680, respectively.

Impairment of Long-Lived Assets

   Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

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

Stock Option Plan

   The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Beginning in fiscal 1997, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", which requires entities to provide pro forma earnings and earnings per share disclosures for employee stock option grants as if the fair value based method as defined in SFAS No. 123 had been applied (see Note N).

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

Recent Accounting Pronouncements

   In June 1998 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" which, as amended by SFAS No. 137, is effective for all fiscal quarters and years beginning after June 15, 2000. SFAS No. 133 standardizes the accounting for derivative instruments and hedging activities, including certain derivative instruments imbedded in other contracts. Under this standard, entities are required to carry all derivative instruments in the statement of financial position at fair value. The Company does not believe the adoption of SFAS No. 133 will have a material impact on its financial position or results of operations.

Reclassifications

   Certain prior year amounts in the accompanying financial statements have been reclassified to conform to the fiscal 1999 presentation.



C - ACQUISITIONS

Car-Mart Purchase

   On January 15, 1999 the Company acquired 100% of the outstanding common stock of Fleeman Holding Company, including its wholly-owned subsidiary America's Car-Mart, Inc., ("Car-Mart") for $41.35 million. The purchase price consisted of $33.85 million in cash and the issuance of promissory notes aggregating $7.5 million (the "Notes"). The Notes bear interest at 8.5% per annum payable quarterly, with the principal due in five years. Approximately $24 million of the cash portion of the purchase price was obtained pursuant to a $30 million revolving credit facility with a major banking institution. The remaining $9.85 million was funded from cash on hand.

   Car-Mart was founded in 1981 and presently operates 35 "buy-here-pay-here" used car dealerships located in niche markets throughout Arkansas, Oklahoma, Texas and Missouri. Car-Mart underwrites, finances and services retail installment contracts generated at its dealerships. The majority of Car-Mart's assets consist of over 15,000 retail installment contracts. Car-Mart's revenues for the fiscal years ended May 31, 1998 and 1997 were approximately $65.7 million and $58.1 million, respectively.

Paaco Purchase

   Effective February 1, 1998 the Company acquired 53% of the common stock of Paaco for a purchase price of approximately $9.1 million cash. Approximately $4.9 million of Paaco common stock was purchased directly from Paaco, and the remaining $4.2 million was purchased from Paaco management who prior to this transaction were the sole shareholders of Paaco (the "Paaco Management Shareholders"). Effective May 1, 1998 and February 1, 1999 the Company acquired an additional 12% and 15% interest, respectively, in Paaco directly from the Paaco Management Shareholders. The May 1, 1998 purchase price of approximately $1.7 million was paid by issuing 412,500 shares of the Company's common stock. The February 1, 1999 purchase price of approximately $2.6 million was paid by issuing 257,811 shares of the Company's common stock and approximately $1.0 million in cash. In July 1999, upon discovering certain accounting errors and irregularities at Paaco, the Company and the Paaco Management Shareholders amended and restated the three prior purchase agreements such that the Company received approximately $4 million in consideration and an additional 5% interest in Paaco (see Note T).

   Paaco is a vertically integrated used car sales and finance company which operates eight used car dealerships in the Dallas-Ft. Worth metropolitan area and two dealerships in Houston, Texas. Paaco sells, underwrites and finances used cars and trucks with a focus on the Hispanic market. For the years ended December 31, 1997 and 1996, Paaco's revenues were approximately $48.3 million and $28.9 million, respectively.

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

   Precision is in the business of renting, selling, testing and servicing principally stainless steel IBC's to customers primarily in the petroleum and chemical industries. For the years ended December 31, 1997 and 1996 Precision's unaudited revenues were approximately $4.1 million and $2.8 million, respectively.

CMN Purchase

   On June 2, 1997 the Company acquired 49% of the capital stock of CMN, as well as interests in certain other assets and contracts related to CMN, from Casino Magic Corp. ("Casino Magic") for a purchase price of $7 million cash. CMN owns and operates casinos in the cities of Neuquen and San Martin de los Andes in the Province of Neuquen, Argentina under an exclusive concession contract that expires in 2007, but can be extended by CMN for an additional five years under certain circumstances. The interests in certain other assets and contracts included (i) a demand promissory note in the amount of $4,226,743 issued by CMN,
(ii) a 16.4% interest in a certain management agreement relating to CMN, and
(iii) a 49% interest in (a) slot machines and a related lease agreement and (b) a certain royalty agreement relating to CMN. Pursuant to the various CMN agreements, the Company receives its respective share of fees and rental payments due under such agreements. At April 30, 1999 and 1998 accumulated amortization and depreciation of the Company's investment in various CMN agreements and slot machines, respectively, amounted to $595,355 and $284,735, respectively.

   Each of the above acquisitions have been accounted for using the purchase method of accounting with existing assets and liabilities being marked to market. Goodwill resulting from the transactions is being amortized on a straight-line basis over periods ranging from 15 to 25 years. The activities of Car-Mart, Paaco, Precision and CMN have been included in the Company's consolidated results of operations since their respective dates of acquisition.

   In fiscal 1997 the Company elected not to complete the proposed acquisition of a casino gaming property. As a result of this decision the Company recorded a charge of $696,009 in fiscal 1997. Such amount is included in "gaming development and abandonment" in the accompanying Consolidated Statements of Operations.

Pro Forma Financial Information

   The following unaudited pro forma condensed consolidated results of operations of the Company for the year ended April 30, 1999 were prepared as if the Car-Mart acquisition had occurred on May 1, 1998, and the following unaudited pro forma condensed consolidated results of operations of the Company for the year ended April 30, 1998 were prepared as if the acquisitions of Car-Mart, Paaco (80%), Precision and CMN had occurred on May 1, 1997, (in thousands, except per share amounts). The adjustments to the historical financial statements principally consist of (i) eliminating interest income on the cash used in the acquisitions, (ii) amortizing goodwill resulting from the acquisitions, (iii) recording interest expense on the debt issued in the Car-Mart acquisition, (iv) adjusting depreciation expense and interest income resulting from purchase accounting entries, and (v) adjusting income tax expense to reflect the elimination of an S-corporation in the case of Precision and to take into account the above described adjustments.


                                         Years Ended
                                          April 30,
                                      1999         1998
                                     ------       ------
Revenue                             $161,080     $129,381
Net income                            21,117        2,534
Earnings per share                  $   2.03     $    .23

   The unaudited pro forma results of operations are not necessarily indicative of future results or the results that would have occurred had the acquisitions taken place on the dates indicated.

D - SALE OF SECURITIES

   On May 3, 1996 the Company sold its remaining 50% interest in SCGC to Casino America for (i) 1,850,000 shares of Casino America common stock, which the Company valued at $6.50 per share, (ii) the exchange of a $20 million note receivable from Louisiana Riverboat Gaming Partnership ("LRGP") received in the sale of the first 50% interest in SCGC for LRGP Note A ("Note A") and LRGP Note B ("Note B"), each in the principal amount of $10 million and bearing interest at 11.5% per annum, and (iii) a non-detachable five-year warrant to purchase up to 416,667 shares of Casino America common stock at an exercise price of $12 per share. In connection with this transaction, in May 1996, the Company recorded a gain before income taxes of approximately $14.9 million.

   In February 1998 the Company purchased 444,444 shares of Inktomi Corporation common stock in a private transaction for $1.1 million. In June 1998 Inktomi, an Internet related concern, completed its initial public offering. During fiscal 1999 the Company sold all of its Inktomi common stock which, net of a management bonus of $1.3 million, resulted in a gain of approximately $25.1 million.

Below is a summary of gains and losses on the sale of securities:


                                                                       Years Ended April 30,
                                                             1999               1998              1997
                                                         ------------       ------------      ------------
Gain on sale of Inktomi common stock, net                $ 25,077,290
Loss on sale of Casino America common stock                                                   $ (4,454,858)
Loss on sale of LRGP Note B                                                                       (800,000)
Gain (loss) on sale of other equity securities, net          (388,160)      $     38,258
                                                         ------------       ------------      ------------
                                                         $ 24,689,130       $     38,258      $ (5,254,858)
                                                         ============       ============      ============



E - CMN OPERATING RESULTS

     The operating results of CMN for the years ended April 30, 1999 and 1998 were as follows (in thousands):



                                                       Years Ended April 30,
                                                        1999         1998
                                                       -------      -------
      Revenues                                         $21,388      $18,255
      Costs and expenses                                13,850       13,355
      Lawsuit settlement and costs                         917
      Interest, fees, and rentals to shareholders        1,057        1,910
      Provision for income taxes                         2,121          978
                                                       -------      -------

              Net income                               $ 3,443      $ 2,012
                                                       =======      =======


   For the year ended April 30, 1999, the Company recorded an after tax charge of approximately $365,000 relating to its share of the estimated costs of a dispute between CMN and the City of Neuquen with respect to entrance taxes being charged by the City of Neuquen for each patron entering CMN's casinos. Such amount has been included in "equity in earnings of unconsolidated subsidiaries" on the accompanying Consolidated Statements of Operations. At April 30, 1999 CMN had assets, liabilities and stockholders' equity of $14.5 million, $6.3 million and $8.2 million, respectively.

F - FINANCE RECEIVABLES

   The Company originates installment sale contracts from the sale of used vehicles at its dealerships. These installment sale contracts typically include interest rates ranging from 10 to 22% per annum and provide for payments over periods ranging from 12 to 36 months. A summary of finance receivables as of April 30, 1999 and 1998 is as follows:


                                              April 30,
                                     1999                1998
                                 -------------       -------------
                                                      (Restated)
Finance receivables              $ 123,142,202       $  48,776,278
Unearned finance charges           (16,669,411)         (9,420,164)
Allowance for credit losses        (17,045,063)         (4,727,679)
Valuation discount                  (1,002,831)           (710,421)
                                 -------------       -------------

                                 $  88,424,897       $  33,918,014
                                 =============       =============


   In accordance with APB Opinion No. 16, as of the dates the Company acquired an interest in Paaco (53% on February 1, 1998, 12% on May 1, 1998 and 15% on February 1, 1999) and Car-Mart, the Company valued Paaco's and Car-Mart's finance receivable portfolios at market value and determined that an aggregate valuation discount of $1,577,781 in the case of Paaco, and $864,165 in the case of Car-Mart, was appropriate. These discounts are being amortized into interest income over the life of the related finance receivable portfolios that existed on the dates of purchase using the interest method.

   A summary of the finance receivables allowance for credit losses for the period from May 1, 1997 to April 30, 1999 is as follows:


                                         Years Ended April 30,
                                       1999               1998
                                    ------------       ------------
                                                        (Restated)
Balance at beginning of period      $  4,727,679
Acquisition of Paaco                                   $  4,248,643
Acquisition of Car-Mart                8,726,309
Provision for credit losses           15,251,225          1,743,318
Net charge offs                      (11,660,150)        (1,264,282)
                                    ------------       ------------

   Balance at end of period         $ 17,045,063       $  4,727,679
                                    ============       ============


   In addition to the finance receivables allowance for credit losses the Company also has an allowance for credit losses on mortgage loans held for sale ($190,600 and $27,000) and trade accounts receivable ($35,000 and $2,500) as of April 30, 1999 and 1998, respectively.

G - PROPERTY AND EQUIPMENT

   A summary of property and equipment as of April 30, 1999 and 1998 is as follows:


                                                             April 30,
                                                       1999             1998
                                                   ------------     ------------
Land and buildings                                 $  8,651,003     $  2,332,750
Rental equipment                                      7,644,949        4,749,652
Furniture, fixtures and equipment                     5,691,910        1,904,536
Leasehold improvements                                2,003,575          920,583
Less accumulated depreciation and amortization       (1,936,263)        (741,818)
                                                   ------------     ------------

                                                   $ 22,055,174     $  9,165,703
                                                   ============     ============


For the years ended April 30, 1999, 1998 and 1997 depreciation expense amounted to $1,616,762, $362,904, and $168,443, respectively.



H - ACCRUED LIABILITIES

   A summary of accrued liabilities at April 30, 1999 and 1998 is as follows:


                                   April 30,
                             1999            1998
                          ----------      ----------
Compensation              $1,182,468      $  370,938
Deferred commissions       1,643,996
Interest                     519,517         390,361
Service contracts            534,725         280,000
Other                      1,159,301         911,529
                          ----------      ----------

                          $5,040,007      $1,952,828
                          ==========      ==========

I - DEBT

   A summary of debt at April 30, 1999 is as follows:


                                                 Revolving Credit Facilities
     ---------------------------------------------------------------------------------------------------------------
                                         Facility    Interest                         Primary            Balance at
      Borrower          Lender            Amount       Rate           Maturity       Collateral       April 30, 1999
     ----------     ---------------    -----------  -------------    ----------     -------------    ---------------
     Paaco          Finova             $60 million  Prime + 3.00%    Jun 2000       Finance rec.       $ 41,823,680
     Car-Mart       Bank of America    $30 million  Prime + 1.13%    Jan 2002       Finance rec.         25,176,594
     Concorde       Bank One           $20 million  Libor + 2.00%    Sep 1999       Mortgage loans        7,191,101
     Precision      Wells Fargo        $5 million   Prime            Jun 2000       IBC's and rec.        4,736,746
                                                                                                       ------------

                                                                                                       $ 78,928,121
                                                                                                       ============


                                                Other Notes Payable
     --------------------------------------------------------------------------------------------------------------
                                         Facility      Interest                      Primary           Balance at
       Borrower         Lender            Amount        Rate           Maturity     Collateral       April 30, 1999
     -----------    --------------     -----------   -------------     --------     -----------      --------------
     Crown          Car-Mart sellers    N/A           8.50%            Jan 2004     Finance rec        $ 7,500,000
     Crown          Bank of America     N/A           7.00%            Apr 2001     Equipment            1,158,000
     Home Stay      Bank of Pensacola   N/A           8.50%            Feb 2004     Real estate          5,388,417
     Precision      South Trust Bank    N/A           7.35%            Jan 2014     Real estate            673,787
     Paaco          Texas Commerce      N/A           8.50%            May 2003     Real estate            939,905
     Paaco          Heller Financial    N/A           Prime + 2.25%    Dec 2015     Real estate            617,595
     Paaco          Various             N/A           Various          Various      None                   981,840
                                                                                                       -----------

                                                                                                       $17,259,544
                                                                                                       ===========


   Interest is payable monthly or quarterly on all of the Company's debt. The loan agreements relating to certain of the above described debt contain various reporting and performance covenants including (i) maintenance of certain financial ratios and tests, (ii) limitations on borrowings from other sources,
(iii) restrictions on certain operating activities, and (iv) restrictions on the payment of dividends. The amount of restricted net assets of the Company's subsidiaries as of April 30, 1999 was approximately $23 million. The Company was in compliance with the loan agreements as of April 30, 1999, except for certain matters for which the respective lender waived compliance with such covenants.

    As a result of the investigation of accounting errors and irregularities at Paaco, it was discovered that Paaco was in breach of certain loan covenants and had exceeded its maximum available advances under its principal credit facility. However, Paaco has received waivers of each covenant violation and has entered into a forbearance agreement with its principal lender. The forbearance agreement affords Paaco a period of nine months to gradually come into compliance with the availability provisions and leverage ratio of the original agreement. Paaco is presently in compliance with the forbearance agreement and expects to come into compliance with the original agreement within the nine month period provided in the forbearance agreement.

   A summary of future minimum principal payments required under the aforementioned debt as of April 30,1999 is as follows:


                 Years Ended
                   April 30,                                 Amount
                 -----------                              -----------
                    2000                                  $ 7,790,074
                    2001                                   48,118,011
                    2002                                   25,911,670
                    2003                                      294,183
                    2004                                   13,019,672
                 Thereafter                                 1,054,055
                                                          -----------

                                                          $96,187,665
                                                          ===========

J - INCOME TAXES

   The Company files a consolidated federal income tax return with its 80% or more owned subsidiaries. The provision (benefit) for income taxes for the fiscal years ended April 30, 1999, 1998 and 1997 was as follows:


                                                        Years Ended April 30,
                                             1999              1998              1997
                                          -----------       -----------       -----------
                                                            (Restated)
Provision (benefit) for income taxes
      Current                             $ 9,945,622       $(1,041,373)      $   335,000
      Deferred                               (944,961)          950,343        (2,275,000)
                                          -----------       -----------       -----------
                                          $ 9,000,661       $   (91,030)      $(1,940,000)
                                          ===========       ===========       ===========


   The provision (benefit) for income taxes is different from the amount computed by applying the statutory federal income tax rate to income (loss) before income taxes for the following reasons:


                                                                     Years Ended April 30,
                                                          1999              1998              1997
                                                       -----------       -----------       -----------
                                                                         (Restated)
Tax provision at statutory rate                        $ 9,085,157       $   220,052       $ 2,352,761
Equity in earnings of unconsolidated subsidiaries         (440,907)         (315,043)
Basis difference in SCGC stock                                                              (4,254,558)
Goodwill amortization                                      273,749            52,591
Other, net                                                  82,662           (48,630)          (38,203)
                                                       -----------       -----------       -----------
                                                       $ 9,000,661       $   (91,030)      $(1,940,000)
                                                       ===========       ===========       ===========


   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of April 30, 1999 and 1998 were as follows:


                                                          April 30,
                                                    1999            1998
                                                 ----------      ----------
                                                                 (Restated)
Deferred tax liabilities:
      Unrealized gain on securities                              $  994,500
      Allowance for loan losses                  $   63,502       1,634,165
      Tax over book depreciation                  1,680,557         884,132
      Other                                         679,750         443,034
                                                 ----------      ----------
                   Total                          2,423,809       3,955,831
                                                 ----------      ----------
Deferred tax assets:
     Finance receivable valuation discount          371,047         241,543
     Reserves                                       220,418         239,290
     Net operating loss                             798,399       1,570,685
     Other                                          236,508          49,255
                                                 ----------      ----------
                   Total                          1,626,372       2,100,773
                                                 ----------      ----------

                   Net deferred tax liability    $  797,437      $1,855,058
                                                 ==========      ==========


   In fiscal 1999 and 1997 the Company utilized approximately $2.1 million and $1.4 million of net operating loss carryforwards in determining its federal income tax provision. At April 30, 1999 Paaco had a net operating loss carryforward of approximately $2.2 million available to offset future PAACO taxable income. The net operating loss carryforward expires in 2013.

K - CAPITAL STOCK

    Effective May 1, 1998 the Company issued 375,000 and 288,027 shares of its common stock in the purchases of an additional 12% interest in Paaco and an additional 20% interest in Precision, respectively (see Note C and Note T). Furthermore, in June 1998 the Company issued 169,941 shares of its common stock to Nomura Holding America, Inc. ("Nomura") in connection with Nomura's full exercise of a warrant held by them to purchase 508,414 shares of the Company's common stock. Nomura exercised the warrant pursuant to its "cashless exercise" feature. Effective February 1, 1999 the Company issued 257,811 shares of its common stock as partial consideration in the purchase of an additional 15% interest in Paaco. Also effective February 1, 1999 the Company issued 37,500 shares of its common stock in satisfaction of a liability in connection with the May 1, 1998 purchase of an additional 12% interest in Paaco.

   In March 1996 the Company's Board of Directors approved a program, as amended, to repurchase up to 4,000,000 shares of the Company's common stock from time to time in the open market. At April 30, 1999 the Company had repurchased 2,876,648 shares pursuant to this program. The timing and amount of future share repurchases, if any, will depend on various factors including market conditions, available alternative investments and the Company's financial position.

   The Company is authorized to issue up to one million shares of $.01 par value preferred stock in one or more series having such respective terms, rights and preferences as are designated by the Board of Directors. No preferred stock has been issued.



L - COMPREHENSIVE INCOME INFORMATION

    Supplemental comprehensive income disclosures for the years ended April 30, 1999 and 1998 are as follows:


                                                   Years Ended April 30,
                                                  1999             1998
                                               -----------      -----------
Gross unrealized appreciation of
  securities arising during period             $21,804,008      $ 2,925,000
Provision for income taxes                       7,631,403          994,500
                                               -----------      -----------

    Unrealized appreciation of securities
      arising during period, net of tax        $14,172,605        1,930,500
                                               ===========      ===========


    Changes to unrealized appreciation of securities on a net of tax basis for the years ended April 30, 1999 and 1998 are as follows:


                                                     Years Ended April 30,
                                                   1999               1998
                                               ------------       ------------
Balance at beginning of period                 $  1,930,500       $         --
Unrealized appreciation of securities
  arising during period                          14,172,605          1,930,500
Less realized gain included in net income       (16,103,105)
                                               ------------       ------------

        Balance at end of period               $         --       $  1,930,500
                                               ============       ============

M - EARNINGS PER SHARE

   A summary of the reconciliation from basic earnings per share to diluted earnings per share for the years ended April 30, 1999, 1998 and 1997 is as follows:

                                                         Years Ended April 30,
                                              1999             1998             1997
                                           -----------      -----------      -----------
                                                             (Restated)
Net income                                 $17,508,410      $   367,166      $ 8,859,885
                                           ===========      ===========      ===========


Average shares outstanding - basic          10,095,614        9,829,392       10,868,119
      Dilutive options                         288,469           76,427          158,958
      Dilutive warrants                         16,421
                                           -----------      -----------      -----------

Average shares outstanding - diluted        10,400,504        9,905,819       11,027,077
                                           ===========      ===========      ===========


Earnings per share:
      Basic                                $      1.73      $      0.04      $      0.82
      Diluted                              $      1.68      $      0.04      $      0.80

Antidilutive securities not included:
      Options                                  420,000          516,068          547,000
                                           ===========      ===========      ===========

      Warrants                                 391,198          899,612        1,184,246
                                           ===========      ===========      ===========



N - STOCK OPTIONS AND WARRANTS

Options

   Since inception, the shareholders of the Company have approved three stock option plans including the 1986 Incentive Stock Option Plan ("1986 Plan"), the 1991 Non-Qualified Stock Option Plan ("1991 Plan") and the 1997 Stock Option Plan ("1997 Plan"). While previously granted options remain effective, the provisions of the 1986 and 1991 Plans permitting additional option grants have expired. The 1997 Plan sets aside 1,000,000 shares of the Company's common stock to be granted to employees, directors and certain advisors of the Company at a price not less than the fair market value of the stock on the date of grant. At April 30, 1999 and 1998 there were 202,500 and 915,000 shares of common stock available for grant under the Company's stock option plans, respectively. Options granted under the Company's stock option plans expire in the years 2001 through 2008.

   The following is an aggregate summary of the activity in the Company's stock option plans from April 30, 1996 to April 30, 1999:


                                                       Number         Exercise Price        Proceeds
                                                     of Shares          Per Share          on Exercise
                                                     ---------        --------------       -----------
Outstanding at April 30, 1996                          754,643        $0.41 to $7.38       $ 2,122,500
Granted                                                 60,000                 $2.81           168,750
                                                     ---------                             -----------

Outstanding at April 30, 1997                          814,643        $0.41 to $7.38         2,291,250
Granted                                                 85,000                 $2.44           207,188
Exercised                                             (142,143)                $0.66           (93,282)
                                                     ---------                             -----------

Outstanding at April 30, 1998                          757,500        $0.41 to $7.38         2,405,156
Granted                                                717,500        $3.13 to $5.50         3,197,031
Exercised                                              (25,000)                $1.55           (38,672)
Canceled                                                (5,000)                $3.31           (16,563)
                                                     ---------                             -----------

Outstanding at April 30, 1999                        1,445,000        $0.41 to $7.38       $ 5,546,952
                                                     =========                             ===========

   A summary of stock options outstanding as of April 30, 1999 is as follows:


                                 Weighted Average
  Range of                           Remaining           Weighted
  Exercise           Number       Contractual Life        Average
   Prices          of Shares         (in years)        Exercise Price
--------------     ---------     -----------------     ---------------
$0.41 to $1.41        87,500           3.94                $1.29
$2.44 to $4.03       937,500           7.31                 3.26
$5.50 to $7.38       420,000           9.28                 5.65
                   ---------

$0.41 to $7.38     1,445,000           7.68                $3.84
                   =========


   All of the above options were exercisable at April 30, 1999 with the exception of options to purchase 280,000 shares at $5.50 per share. Such shares become exercisable in 1999 through 2002 and expire in 2008.

   The Company applies APB Opinion No. 25 in accounting for the issuance of stock options and, accordingly, no compensation cost has been recognized in the consolidated financial statements. Had the Company determined compensation cost on the date of grant based upon the fair value of its stock options under SFAS No. 123, the Company's pro forma income and earnings per share would have been as follows using certain valuation techniques with the assumptions detailed below:


                                                     Years Ended April 30,
                                        1999                1998                1997
                                   --------------      --------------      --------------
 Pro forma net income              $   16,808,848      $      281,391      $    8,800,827

 Pro forma earnings per share:
       Basic                       $         1.66      $         0.03      $         0.81
       Diluted                     $         1.62      $         0.03      $         0.80

 Assumptions:
       Dividend yield                         0.0%                0.0%                0.0%
       Risk-free interest rate                6.5%                6.5%                6.5%
       Expected volatility                   52.5%               52.5%               52.5%
       Expected life                      5 years             5 years             5 years


Warrants

         As of April 30, 1999 the Company had stock purchase warrants outstanding to purchase 100,000 shares of the Company's common stock at prices ranging from $6.00 to $7.25 per share. In May 1999 warrants to purchase 50,000 shares were exercised on a "cashless basis" whereby the Company issued 2,000 shares of its common stock in full satisfaction of its obligations.

O - FAIR VALUE OF FINANCIAL INSTRUMENTS

   The table below summarizes information about the fair value of financial instruments included in the Company's financial statements at April 30, 1999 and 1998:


                                       April 30, 1999                  April 30, 1998
                                 ---------------------------     ---------------------------
                                   Carrying         Fair           Carrying         Fair
                                    Value           Value           Value           Value
                                 -----------     -----------     -----------     -----------
Cash and cash equivalents        $12,910,535     $12,910,535     $ 6,481,706     $ 6,481,706
Marketable equity securities                                       4,742,180       4,742,180
Mortgage loans held for sale      10,636,933      11,115,595      14,350,437      15,067,959
Finance receivables               88,424,897      84,003,652      32,222,113      32,222,113
Revolving credit facilities       78,928,121      78,928,121      41,164,524      41,164,524
Other note payable                17,259,544      17,259,544       4,870,074       4,870,074



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

Finance receivables                     The fair value was estimated based on management's
                                        knowledge of the sale of other finance receivable portfolios within the sub-prime auto industry.

Revolving credit facilities             The fair value approximates carrying value due to the short-
                                        term nature of the borrowings and the variable interest rates charged on the borrowings.

Other notes payable                     The fair value approximates carrying value as the interest rates charged on such debt approximates market.


P - LEASES

   The Company has certain operating leases for equipment and its dealerships, payment centers and office facilities. As of April 30, 1999 the aggregate rentals due under such non-cancelable operating leases with remaining lease terms in excess of one year were as follows:


        Years Ended
         April 30,      Amount
        -----------   ----------
           2000       $2,506,902
           2001        2,198,161
           2002        1,550,490
           2003        1,343,833
           2004          809,507



   Rent expense for all operating leases was approximately $2,077,000, $467,000 and $136,000 during fiscal 1999, 1998 and 1997, respectively.

Q - RELATED PARTY TRANSACTIONS

   In March 1999 the Company paid an outside director $30,000 as a fee in connection with providing certain consulting services related to its used car sales and finance businesses.

   In February 1998 the Company paid an outside director $90,834 as a fee in connection with the Company's purchase of Paaco (see Note C).

   During fiscal 1999 and 1998, in exchange for a fee, Paaco sold approximately $2,558,000 and $608,000, respectively of 90-day service contracts to its customers on behalf of Medallia de Oro LLC ("Medallia"), a company owned by the minority shareholders of Paaco. In addition, Paaco sends the majority of its vehicle trade-ins to an auction company that is partially owned by its minority shareholders.

   During fiscal 1999 and 1998 certain family members of the minority shareholders of Paaco loaned money to Paaco at interest rates ranging from 15 to 18%. At April 30, 1999 all of such loans had been repaid.

   In June 1996 the Company entered into a definitive asset purchase agreement to acquire a riverboat casino in Clinton, Iowa. This casino is principally owned by the adult children of an outside director of the Company. In November 1996 the Company determined to abandon the proposed transaction, and, as a result, forfeited a $500,000 deposit (see Note C).


R - COMMITMENTS AND CONTINGENCIES

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

Litigation

   In the ordinary course of business, the Company has become a defendant in various types of legal proceedings. Although the Company cannot determine at this time the amount of the ultimate exposure from these lawsuits, if any, management, based on the advice of counsel, does not expect the final outcome of any of these actions, individually or in the aggregate, to have a material adverse effect on the Company's financial position or results of operations.

Investment Fund

   In November 1998 the Company committed $2.0 million to Monarch Venture Partners' Fund I, L.P. ("Monarch"), a private venture capital fund focusing on high technology businesses, such as Internet related concerns. As of April 30, 1999 the Company had funded approximately $.7 million of its $2.0 million commitment. The Company expects it will fund the remaining $1.3 million over the next 12 months. Principals of Monarch assisted the Company in its investment in Inktomi common stock (see Note D) and one of the Monarch principals is the 20% minority shareholder of Home Stay.

S - SUPPLEMENTAL CASH FLOW INFORMATION

   Supplemental cash flow disclosures for the fiscal years ended April 30, 1999, 1998 and 1997 are as follows:


                                                                        Years Ended April 30,
                                                               1999            1998             1997
                                                            -----------     -----------     ------------
 Issuance of notes in Car-Mart acquisition                  $ 7,500,000
 Value of stock issued in acquisitions                        4,423,973
 Stock received for sale of second 50% interest in SCGC                                     $ 12,025,000
 Interest paid, net of amount capitalized                     6,637,102       1,356,075           68,757
 Income taxes paid                                            5,632,986         925,000
 Inventory acquired in repossession                          12,570,596       1,710,220
 Conversion of portion of CMN note to equity                                  2,516,493


   In connection with the Company's purchase of Car-Mart, Paaco and Precision, assumed liabilities were as follows:


                                              Car-Mart           Paaco           Precision
                                            ------------      ------------      ------------
                                                               (Restated)
  Fair value of assets acquired             $ 44,592,839      $ 46,391,955      $  8,258,112
  Cash paid for capital stock and costs      (34,514,029)       (9,174,212)       (4,032,389)
  Note issued for capital stock               (7,500,000)
  Minority interests                                            (2,062,337)         (128,461)
                                            ------------      ------------      ------------

        Liabilities assumed                 $  2,578,810      $ 35,155,406      $  4,097,262
                                            ============      ============      ============



T - SUBSEQUENT EVENT

   In July 1999, upon discovering certain accounting errors and irregularities at Paaco, the Company and the shareholders from whom the Company purchased an interest in Paaco amended and restated the three prior purchase agreements such that the Company received approximately $4 million in consideration and an additional 5% interest in Paaco. The consideration consisted of (i) 315,046 shares of the Company's common stock, (ii) a commitment to deliver 355,265 shares of the Company's common stock by April 30, 2000, or, in the absence of receiving such shares, a commitment to deliver a promissory note in the amount of $1,776,325, (iii) the assignment of $600,000 of promissory notes issued by Paaco, (iv) the issuance of $323,437 in promissory notes, and (v) an additional 5% interest in Paaco. The Company has recorded the fair value of the consideration received as a reduction of goodwill in July 1999.

U - BUSINESS SEGMENTS

   Operating results and other financial data are presented for the four principal business segments of the Company for the years ended April 30, 1999 and 1998. These segments are categorized by the lines of business of the Company. The segments include (i) automobile, which pertains to Car-Mart's and Paaco's selling and financing of used vehicles, (ii) IBC's, which pertains to Precision's rental and sales of intermediate bulk containers, (iii) mortgage, which pertains to Concorde's originating and selling of sub-prime mortgage loans, and (iv) other, which includes corporate operations, Home Stay, Crown El Salvador, activities of relatively inactive subsidiaries and the Company's equity investments in Atlantic Castings and CMN. The Company's business segment data for the years ended April 30, 1999 and 1998 is as follows (in thousands):

                                                               Year Ended April 30, 1999
                                   ------------------------------------------------------------------------------
                                   Automobile     IBC's       Mortgage      Other     Eliminations   Consolidated
                                   ----------    --------     --------     --------   ------------   ------------
   Revenues:
       Sales and other              $ 87,121     $  5,237     $  4,634     $    973                    $ 97,965
       Interest income                10,638           19        1,616        1,867     $    (819)       13,321
                                    --------     --------     --------     --------     ---------      --------
             Total                    97,759        5,256        6,250        2,840          (819)      111,286
                                    --------     --------     --------     --------     ---------      --------

   Costs and expenses:
       Cost of sales                  55,265        1,865                                                57,130
       Selling, gen. and admin        19,354        1,716        4,498        3,916                      29,484
       Prov. for credit losses        15,251           83          164                                   15,498
       Interest expense                5,771          377        1,187          250          (819)        6,766
       Depreciation and amort            433          707          161        1,098                       2,399
                                    --------     --------     --------     --------     ---------      --------
             Total                    96,074        4,748        6,010        5,264          (819)      111,277
                                    --------     --------     --------     --------     ---------      --------

   Security gains and other                                                  25,949                      25,949
                                    --------     --------     --------     --------     ---------      --------

   Income before taxes
       and minority interests       $  1,685     $    508     $    240     $ 23,525     $      --      $ 25,958
                                    ========     ========     ========     ========     =========      ========

   Capital expenditures             $    897     $  4,498     $    324     $ 10,594     $      --      $ 16,313
                                    ========     ========     ========     ========     =========      ========

   Total assets                     $106,785     $ 14,031     $ 12,646     $ 77,316     $ (42,643)     $168,135
                                    ========     ========     ========     ========     =========      ========



                                                  Year Ended April 30, 1998 (Restated)
                                -------------------------------------------------------------------------------
                                Automobile     IBC's       Mortgage        Other    Eliminations   Consolidated
                                ----------    --------     --------      --------   ------------   ------------
Revenues:
    Sales and other              $ 14,241     $  1,351     $  1,100      $  1,105                   $ 17,797
    Interest income                 1,491                       815         1,472     $   (388)        3,390
                                 --------     --------     --------      --------     --------      --------
          Total                    15,732        1,351        1,915         2,577         (388)       21,187
                                 --------     --------     --------      --------     --------      --------

Costs and expenses:
    Cost of sales                   8,472          628                                                 9,100
    Selling, gen. and admin         3,363          235        2,042         2,928                      8,568
    Prov. for credit losses         1,744            4           52                                    1,800
    Interest expense                  942           81          586            14         (388)        1,235
    Depreciation and amort             64          122           42           574                        802
                                 --------     --------     --------      --------     --------      --------
          Total                    14,585        1,070        2,722         3,516         (388)       21,505
                                 --------     --------     --------      --------     --------      --------

Security gains and other                                                      965                        965
                                 --------     --------     --------      --------     --------      --------

Income (loss) before taxes
    and minority interests       $  1,147     $    281     $   (807)     $     26     $     --      $    647
                                 ========     ========     ========      ========     ========      ========

Capital expenditures             $  1,648     $  1,057     $    568      $    788     $     --      $  4,061
                                 ========     ========     ========      ========     ========      ========

Total assets                     $ 42,935     $  9,337     $ 16,211      $ 44,376     $(20,656)     $ 92,203
                                 ========     ========     ========      ========     ========      ========

V - RESTATEMENT

   In connection with the April 30, 1999 year end closing process and subsequent analyses performed, the Company identified certain accounting errors and irregularities at Paaco relating principally to finance receivables, inventory and drafts payable. Such errors and irregularities existed at and subsequent to the Company's purchase of a 53% interest in Paaco on February 1, 1998. To correct for such errors and irregularities, the Company has restated its previously issued consolidated financial statements for the year ended April 30, 1998 and will file amended quarterly reports on Form 10-Q with respect to the fiscal quarters during the year ended April 30, 1999. A summary of the impact of these corrections on the Company's fiscal 1998 consolidated financial statements is set forth below (in thousands, except per share amounts):


                                             Year Ended April 30, 1998
                                             -------------------------
                                             As Previously      As
                                               Reported      Restated
                                             -------------  ----------
Revenues                                        $21,215     $21,188
Income before taxes and minority  interests         556         647
Net income                                          348         367

Earnings per share (diluted)                    $   .04     $   .04



                                April 30, 1998
                            -----------------------
                            As Previously     As
                              Reported     Restated
                            -------------  --------
Finance receivables, net      $36,050      $33,918
Goodwill                        9,614       10,632
Total assets                   93,677       92,202
Accounts payable                2,015        2,514
Deferred income taxes           2,962        1,855
Total liabilities              55,197       54,589
Minority interests              3,448        2,562
Stockholders' equity           35,032       35,051



W - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   A summary of the Company's quarterly results of operations for the years ended April 30, 1999 and 1998 are as follows (in thousands):


                                                                    Year Ended April 30, 1999
                                                -------------------------------------------------------------
                                                 First       Second        Third       Fourth
                                                Quarter      Quarter      Quarter      Quarter        Total
                                                -------      -------      -------      --------      --------
    Revenue, as previously reported (a)         $21,070      $19,750      $23,289
    Revenue, as restated (a)                     21,070       19,750       23,289      $ 47,177      $111,286

    Net income, as previously reported (b)      $ 1,007      $   501      $12,587
    Net income, as restated (b)                     766           46       11,855      $  4,841      $ 17,508

    EPS, as previously reported (b)             $   .10      $   .05      $  1.21
    EPS, as restated (b)                            .07          .00         1.14      $    .47      $   1.68


                                      Year Ended April 30, 1998 (Restated)
                       -------------------------------------------------------------
                        First        Second        Third        Fourth
                       Quarter       Quarter       Quarter      Quarter       Total
                       -------       -------       -------      -------      -------
                                                               (Restated)   (Restated)
Revenue (c)            $   494       $   556       $ 1,165      $18,973      $21,188
Net income (loss)         (309)          (51)           14          713          367
EPS                       (.03)         (.01)          .00          .07          .04


a - Late in the third quarter in the year ended April 30, 1999, the Company acquired Car-Mart which caused revenues to increase significantly in the fourth quarter of such year.

b - During the third and fourth quarter in the year ended April 30, 1999, the Company sold all of its shares of Inktomi Corporation common stock which resulted in significant gains during such periods.

c - During the fourth quarter in the year ended April 30, 1998 the Company acquired Paaco and Precision which caused revenues to increase significantly.

REPORT OF INDEPENDENT ACCOUNTANTS                              CROWN GROUP, INC.


Shareholders and Board of Directors
Crown Group, Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, stockholders' equity and of cash flows, after the restatement described in Note V, present fairly, in all material respects, the financial position of Crown Group, Inc. and its subsidiaries at April 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Dallas, Texas                                         PricewaterhouseCoopers LLP
August 12, 1999

COMMON STOCK INFORMATION, DIVIDENDS AND                        CROWN GROUP, INC.
RELATED STOCKHOLDER MATTERS

   The Company's common stock is authorized for quotation on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market Systems under the NASDAQ symbol CNGR. The following table sets forth, by fiscal quarter, the high and low sale prices reported by NASDAQ for the Company's common stock for the periods indicated.


                      Fiscal 1999           Fiscal 1998
                    High        Low       High        Low
                    -----      -----      -----      -----
First quarter       $4.88      $3.38      $2.56      $2.00
Second quarter       4.25       3.00       4.00       2.38
Third quarter        7.75       4.00       3.56       3.00
Fourth quarter       7.88       5.13       4.31       3.00


   As of August 9, 1999 there were approximately 1,491 stockholders of record. This number excludes individual stockholders holding stock under nominee security position listings.

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


                                                              Years Ended April 30,
                                            1999          1998          1997          1996          1995
                                          --------      --------      --------      --------      --------
                                                       (Restated)
Revenues                                  $111,286      $ 21,188      $  2,030      $  2,293      $    177

Net income (loss)                         $ 17,508      $    367      $  8,860      $ 12,298      $(20,325)

Earnings (loss) per share (diluted):      $   1.68      $   0.04      $   0.80      $   1.03      $  (2.01)



Total assets                              $168,135      $ 92,203      $ 38,237      $ 39,329      $ 54,507
Total debt                                  96,187        46,035                         987        31,660
Stockholders' equity                        53,059        35,051        35,713        30,153        17,930
Shares outstanding                          10,097         9,434        10,395        11,650        11,678